As filed with the Securities and Exchange Commission on September 24, 1999

                                                      Registration No. 333-82643
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  ___________

                         PRE-EFFECTIVE AMENDMENT NO. 2
                                      to
                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  ___________

                        ICF KAISER INTERNATIONAL, INC.
            (Exact name of Registrant as specified in its charter)

              Delaware                             8711                                      54-1437073
    (State or other jurisdiction       (Primary Standard Industrial                       (I.R.S. Employer
        of incorporation or              Classification Code No.)                       Identification No.)
           organization)

                9300 Lee Highway, Fairfax, Virginia 22031-1207
                                (703) 934-3600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

            James J. Maiwurm, President and Chief Executive Officer
                               9300 Lee Highway
                         Fairfax, Virginia  22031-1207
                                (703) 934-3600
                      (Name, address, including zip code,
                         & telephone number, including
                       area code, of agent for service)

                                   Copy to:

                          Jeffrey J. Margulies, Esq.
                       Squire, Sanders & Dempsey L.L.P.
                                4900 Key Tower
                               127 Public Square
                          Cleveland, Ohio  44114-1304

                      ___________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
Title of Each                                                 Proposed            Proposed
Class of                                                      Maximum             Maximum                   Amount of
Securities To                             Amount To Be        Offering            Aggregate                 Registration
Be Registered                             Registered (1) (2)  Price Per Unit (2)  Offering Price (1) (2)    Fee (3)
--------------------------------------------------------------------------------------------------------------------------------
Convertible Preferred Stock
--------------------------------------------------------------------------------------------------------------------------------
Warrants to Purchase Common Stock
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share (4)
--------------------------------------------------------------------------------------------------------------------------------
New Notes
--------------------------------------------------------------------------------------------------------------------------------
Total                                        $98,000,000                             $98,000,000                 $5,004
--------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2) Not specified as to each class of securities being registered, since the amount of each class of securities to be offered in the exchange offer has not been finally determined. The maximum aggregate offering price of securities issued under this registration will not exceed $98,000,000 unless additional securities are subsequently registered by an amendment to the registration statement.

(3) Represents registration fee due for securities being registered in excess of aggregate offering price of $80,000,000, for which amount the registration fee has been paid previously.

(4) Represents common stock issuable upon conversion of convertible preferred stock and upon exercise of warrants being registered under this registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS AND CONSENT SOLICITATION STATEMENT

                        ICF KAISER INTERNATIONAL, INC.

________________________________________________________________________________

                               Recapitalization

             Our recapitalization consists of an exchange offer, an asset sale offer and a consent solicitation, all of which are dependent upon each other.

                 Exchange Offer                                               Convertible Preferred Stock
 .  We are offering to exchange for all 12% Senior               .  We will issue 2,600,000 shares of redeemable
   Subordinated Notes due 2003 that are outstanding                convertible preferred stock, with an aggregate
   following the purchase of those old notes in an asset           liquidation preference of $65 million, or $25 per share,
   sale offer:                                                     plus accrued interest on the old notes from July 1, 1999
                                                                   through the date of the closing of the recapitalization.
   . preferred stock with a liquidation preference              .  We will pay quarterly dividends on the preferred
     of $65 million plus accrued interest on the old               stock at the initial rate of ____% of the liquidation
     notes from July 1, 1999 through the date of                   preference, increasing to 12% on December 31, 2001.
     the closing of the recapitalization,                       .  The preferred stock will be convertible into our
   . warrants to purchase approximately 15% of our                 common stock at the holders' option on or after December
     common stock on a fully diluted basis, and                    1, 2001.
   . up to $25 million principal amount of new notes.           .  We may redeem the preferred stock, at our option, at
                                                                   any time and will be required to redeem the preferred
                 Asset Sale Offer                                  stock on December 31, 2004.

 .  In connection with the exchange offer, we are                                        Warrants
   offering to purchase for cash at par on a pro rata
   basis a total of up to $40 million principal amount          .  We will issue an aggregate of up to 882,000 warrants, which
   of old notes.                                                   will entitle the holders to purchase an aggregate of
                                                                   approximately 15% of our common stock on a fully diluted basis.
                 Consent Solicitation                           .  The warrants will be immediately exercisable and will
                                                                   expire on December 31, 2004.
 .  We also are soliciting the holders of the old notes          .  The exercise price of the warrants will be equal to
   for consents to remove most covenants in the                    the average daily closing price of our common stock for
   indenture governing the old notes.                              a specified period following consummation of the
                                                                   exchange offer.
                 Market for Securities
                                                                                        New Notes
 .  Our common stock is listed on the New York Stock
   Exchange under the trading symbol "ICF."  We will            .  The new notes will mature on December 31, 2002.
   apply to list the preferred stock and the common             .  We will pay interest on the new notes at an annual
   stock underlying the preferred stock and warrants.              rate of 12%, payable twice a year beginning on December
   The warrants and the new notes will not be listed on            31, 1999.
   any exchange.  The NYSE has notified us that we              .  The new notes will be unsecured senior debt.
   currently do not meet its newly effective continued          .  We may, at our option, redeem the new notes at par
   listing criteria, but we believe our recapitalization           plus accrued interest at any time.
   is an important element in our efforts to remedy this
   situation.

                                          _______________________________________________

     See "Risk Factors" on page 13 of this prospectus for a discussion of risks to be considered in connection with your investment decision.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the preferred stock, warrants, common stock or new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is September ___, 1999.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
SUMMARY.................................................................    1
   The Recapitalization.................................................    1
   Rationale for the Recapitalization...................................    2
   Cautionary Note Regarding Forward-Looking Statements.................    2
   The Convertible Preferred Stock......................................    3
   The Warrants.........................................................    4
   The New Notes........................................................    4
   The Exchange Offer...................................................    5
   The Asset Sale Offer.................................................    6
   The Consent Solicitation.............................................    6
   Possible Prepackaged Plan of Reorganization..........................    7
   The Company..........................................................    7
   Strategy.............................................................    8
   Risk Factors.........................................................    9
   Summary Financial Data...............................................   10

RISK FACTORS............................................................   13

CAPITALIZATION..........................................................   17

RATIO OF EARNINGS TO FIXED CHARGES......................................   18

UNAUDITED PRO FORMA FINANCIAL STATEMENTS................................   19

NOTES TO THE PRO FORMA BALANCE SHEET....................................   22

NOTES TO THE PRO FORMA INCOME STATEMENTS................................   25

OVERVIEW AND BACKGROUND OF THE RECAPITALIZATION.........................   27

THE EXCHANGE OFFER......................................................   27

THE ASSET SALE OFFER....................................................   30

THE CONSENT SOLICITATION................................................   31

POSSIBLE PREPACKAGED PLAN OF REORGANIZATION.............................   33

PROCEDURES FOR PARTICIPATING IN THE EXCHANGE OFFER, ASSET SALE OFFER

 AND CONSENT SOLICITATION...............................................   33

BUSINESS................................................................   37

MANAGEMENT..............................................................   41

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.........................   42

DESCRIPTION OF CONVERTIBLE PREFERRED STOCK..............................   48

DESCRIPTION OF WARRANTS.................................................   50

DESCRIPTION OF COMMON STOCK.............................................   51

DESCRIPTION OF NEW NOTES................................................   58

WHERE YOU CAN FIND MORE INFORMATION.....................................   80

INCORPORATION BY REFERENCE..............................................   80

EXPERTS.................................................................   81

LEGAL MATTERS...........................................................   82

                                    SUMMARY

          The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes specific terms of the preferred stock, warrants, underlying common stock and new notes, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety.

                              The Recapitalization

          Overview. The recapitalization will be completed in a series of simultaneous transactions, each of which is dependent upon consummation of the others. Assuming the conditions of the exchange offer are met:

          . we will purchase up to $40 million principal amount of tendered old notes at par in an asset sale offer;

          .    for the remaining tendered old notes, we will exchange:

               . preferred stock with a liquidation preference of $65 million plus accrued interest on the old notes from July 1, 1999 through the date of the closing of the recapitalization,

               . warrants to purchase approximately 15% of our common stock on a fully diluted basis, and

               .  up to $25 million principal amount of new notes;

          . holders of a majority of the outstanding old notes will consent to the amendment of the indenture governing the old notes; and

          .    we will enter into a new credit facility.

As a result of the recapitalization, holders of old notes will receive, for each $1,000 of old notes tendered in the asset sale offer and the exchange offer, $____ in cash, ____ shares of preferred stock, representing a liquidation preference of $_____ plus a pro rata portion of the accrued interest on the old notes from July 1, 1999 through the date of the closing of the recapitalization, warrants to purchase ___% of our common stock on a fully diluted basis, and $________ principal amount of new notes.

     The terms of the recapitalization are the product of negotiations with an unofficial committee of holders of old notes owning in excess of 80% of the aggregate principal amount of the old notes.

     Asset Sale Offer. In general terms, the indenture governing the old notes requires us to use proceeds from asset sales to reduce senior indebtedness or reinvest in our business or make an asset sale offer to purchase the old notes at par, on a pro rata basis. As a result of the sale of our Consulting Group we have approximately $40 million of available cash to fund an asset sale offer to holders of our old notes.

     Exchange Offer. We are offering preferred stock, warrants and new notes in exchange for all remaining tendered old notes not purchased in the asset sale offer. Our acceptance of old notes tendered in the exchange offer is conditioned on, among other things, holders of at least 95% of the principal amount of old notes accepting the exchange offer and our obtaining a new credit facility. In order to participate in the exchange offer, the holder of old notes must tender all of the old notes beneficially owned by the holder.

     Consent Solicitation. Simultaneously with the exchange offer we are seeking a consent from the holders of our old notes to remove substantially all restrictive covenants and some defined events of default from the indenture governing the old notes. In addition, we are requesting holders of the old notes to deliver an instruction to the Trustee not to interfere with our recapitalization. A holder of old notes does not need to consent to the proposed amendments in order to tender its old notes in the exchange offer.

     New Credit Facility. We are in preliminary discussions with potential lenders with respect to a new credit facility. The closing of any new credit facility is conditioned on the successful completion of the recapitalization, and obtaining a new credit facility is a condition of completing the exchange offer. We anticipate that any new credit facility will provide for revolving credit availability and the issuance of letters of credit. We expect the availability of credit under the new credit facility will be a function of a borrowing base determined with reference to eligible receivables. We further anticipate that borrowings under the new credit facility will be secured by substantially all of our assets.

     We do not expect to have available a new revolving credit facility until the completion of the recapitalization. Until that time, we will cash collateralize any letters of credit of the type often required to support contract performance obligations and we will utilize other available cash for working capital purposes.


                      Rationale for the Recapitalization

     The amount of cash flow currently available from our remaining operations is insufficient to service the interest expense associated with our existing debt obligations. We are also significantly more leveraged than our competitors. Especially in the recent past, this has sometimes impaired our ability to win new business. Additionally, our current financial position has impaired and could in the future impair our ability to retain key personnel. A realignment of our capital structure through the recapitalization will substantially reduce our level of debt and associated interest expense, and we believe we will be better able to service remaining obligations after the recapitalization. We also believe the recapitalization will enhance our ability to win new business and retain and attract key employees. The completion of the recapitalization is a condition to our securing a new credit facility, which is necessary to support short-term liquidity needs and letters of credit.

     If the recapitalization is not consummated, we may continue to negotiate with the holders of the old notes and senior notes for a recapitalization, we may invest the proceeds from the sale of our Consulting Group in a related business investment or we may seek implementation of the recapitalization through a so-called "prepackaged" plan of reorganization. See "Possible Prepackaged Plan of Reorganization." If we were to seek implementation of a recapitalization through confirmation in a bankruptcy proceeding, no assurance can be given that the recapitalization would meet the requirements for confirmation under the U.S. Bankruptcy Code even if the requisite consents are received and the old notes subject to the consents are voted to accept the recapitalization.

             Cautionary Note Regarding Forward-Looking Statements

     This prospectus contains what we believe are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They are statements about future performance or results such as statements including the words, "believe," "expect" and "anticipate" when Kaiser discusses its financial condition, results of operations and business. Forward-looking statements involve risks, assumptions and uncertainties. They are not guarantees of future performance. Factors may cause actual results to differ materially from those expressed in these forward-looking statements. These factors include those identified under the caption "Risk Factors" in this prospectus, as well as the factors identified under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Kaiser's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 that is incorporated by reference into and delivered with this prospectus.

     We believe that the expectations reflected in our forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should consider the factors we have noted under the captions stated above as you read this prospectus.

                        The Convertible Preferred Stock


Issuer....................................  ICF Kaiser International, Inc.

Securities Offered........................  We are offering 2,600,000 shares of redeemable convertible preferred
                                            stock.

Liquidation Preference....................  The aggregate liquidation preference is $65 million, or $25 per share,
                                            plus accrued interest on the old
                                            notes from July 1, 1999 through the
                                            date of the closing of the
                                            recapitalization.

Dividends.................................  Cumulative dividends on the preferred stock will be payable in
                                            cash on a quarterly basis at an
                                            initial rate per year equal to ___%
                                            of the liquidation preference per
                                            share. The dividend rate on the
                                            preferred stock will increase to 12%
                                            on December 31, 2001.

                                            If we fail for any reason to pay a
                                            dividend in cash in any quarter, and
                                            if we fail to pay the delinquent
                                            dividend and the current dividend in
                                            the following quarter, holders of
                                            the preferred stock will have the
                                            right to appoint two additional
                                            directors for the two dividends
                                            missed and one additional director
                                            if any future dividend payment is
                                            missed, up to a maximum of three
                                            additional directors. The size of
                                            our Board of Directors will be
                                            expanded accordingly. Unpaid
                                            dividends will accrue as additional
                                            dividends at 12% per year, which
                                            will be added to the liquidation
                                            preference.

Conversion................................  The preferred stock will be convertible into our common stock at
                                            the option of the holder, subject to
                                            prior notice of redemption, at any
                                            time on or after December 31, 2001.
                                            The number of shares of common stock
                                            into which each share of preferred
                                            stock will be convertible will be
                                            determined by reference to the
                                            average closing price of our common
                                            stock for the 20 consecutive trading
                                            days preceding the conversion
                                            election.

Redemption................................  We will have the option to redeem the preferred stock, in whole or in
                                            part, following the consummation of
                                            the exchange offer at:

                                              . 90% of the liquidation
                                                preference until June 30, 2001;

                                              . 95% of the liquidation
                                                preference from June 30, 2001 to
                                                December 31, 2001; and

                                              . 100% of the liquidation
                                                preference from and after
                                                December 31, 2001,

                                            plus any accumulated and unpaid
                                            dividends.

                                            If we fail to redeem the preferred
                                            stock on or before December 31,
                                            2004, the preferred stock will
                                            become immediately convertible into
                                            a number of shares of common stock
                                            determined by reference to a price
                                            of $.01 per share, holders of the
                                            preferred stock will be entitled to
                                            appoint two additional directors,
                                            and the dividend rate will
                                            immediately increase to 14%.

Change of Control Offer...................  If there is a change of control, we must offer to repurchase the
                                            preferred stock at 101% of the
                                            liquidation preference plus
                                            accumulated
                                            and unpaid dividends. If we fail to
                                            make the offer, the preferred stock
                                            will become immediately convertible
                                            into a number of shares of common
                                            stock determined by reference to a
                                            price of $.01 per share, holders of
                                            the preferred stock will be entitled
                                            to appoint two additional directors,
                                            and the dividend rate will
                                            immediately increase to 14%.

Voting Rights.............................  The holders of the preferred stock generally will be entitled to vote
                                            with holders of our common stock on
                                            all matters submitted to a vote of
                                            our shareholders. However, holders
                                            of preferred stock will have special
                                            voting rights as a class for the
                                            election of directors and special
                                            voting rights regarding mergers and
                                            liquidations in which they do not
                                            receive the liquidation preference.
                                            Each share of preferred stock will
                                            be entitled to one-fourth of a vote
                                            until the time it is convertible, at
                                            which point it will be entitled to
                                            the number of votes corresponding to
                                            the number of shares into which the
                                            preferred stock may be converted.
                                            Prior to conversion and assuming a
                                            proposed reverse split of the common
                                            stock is implemented, the preferred
                                            stock will represent approximately
                                            12% of the total voting power of the
                                            common and preferred stock. If
                                            Kaiser or any of its affiliates hold
                                            any preferred stock, they will not
                                            be entitled to vote that preferred
                                            stock on these matters. The terms of
                                            the preferred stock may only be
                                            amended with a two-thirds
                                            affirmative vote of the holders of
                                            preferred stock.

                                                  The Warrants

Issuer....................................  ICF Kaiser International, Inc.

Securities Offered........................  We are offering as part of the exchange offer an aggregate of up to
                                            882,000 warrants, which will entitle
                                            the holders to purchase an aggregate
                                            of approximately 15% of our common
                                            stock on a fully diluted basis.

Term......................................  The warrants will expire on December
                                            31, 2004, if they have not been
                                            exercised prior to this date.

Exercise Price............................  The exercise price of the warrants will be equal to the average daily
                                            closing price of our common stock
                                            for the first 20 consecutive trading
                                            days following consummation of the
                                            exchange offer.

                                                  The New Notes

Issuer....................................  ICF Kaiser International, Inc.

Securities Offered........................  We are offering up to $25 million aggregate principal amount of new
                                            notes.

Maturity Date.............................  The new notes will mature on
                                            December 31, 2002.

Interest Rate.............................  We will pay an annual rate of interest equal to 12%.

Interest Payments.........................  We will make interest payments semi-
                                            annually, beginning on December 31,
                                            1999.

Ranking...................................  The new notes will be unsecured senior debt. The new notes will rank
                                            senior in right of payment to any of
                                            our future subordinated debt and to
                                            any unexchanged old notes. However,
                                            the new notes will be effectively
                                            subordinated to our present and
                                            future secured obligations and to
                                            any indebtedness of those of our
                                            subsidiaries that have not
                                            guaranteed the new notes.

Optional Redemption.......................  We may redeem the new notes at our option, in whole or in part, at any
                                            time and from time to time at a
                                            redemption price equal to 100% of
                                            the principal amount plus accrued
                                            and unpaid interest.

Asset Sale Proceeds.......................  If we do not reinvest cash proceeds from any future sale of assets in
                                            our business, we may have to use
                                            these proceeds to offer to purchase
                                            some of the new notes at their face
                                            amount, plus interest.

Restrictive Covenants.....................  The indenture governing the new notes will limit what we may do. The
                                            provisions of the indenture will
                                            limit our ability to:

                                            .  incur more debt;

                                            .  pay dividends, redeem stock, or
                                               make other distributions;

                                            .  issue stock of subsidiaries;

                                            .  make some investments;

                                            .  create liens;

                                            .  enter into sale/leaseback
                                               transactions;

                                            .  enter into transactions with
                                               affiliates;

                                            .  merge or consolidate; and

                                            .  transfer or sell assets.

                                            These covenants are subject to a
                                            number of important exceptions. See
                                            "Description of New Notes."

                                                  The Exchange Offer

The Exchange Offer........................  We are offering to exchange preferred stock, warrants and new
                                            notes for all old notes
                                            outstanding after the asset sale
                                            offer.

Minimum Tender Condition..................  In order for us to consummate the exchange offer, holders of at least
                                            95% of the outstanding old notes
                                            must have validly tendered their old
                                            notes.

Conditions of the Exchange Offer..........  Our acceptance of the exchange offer is subject to the following
                                            conditions, among other things:

                                            .  the minimum tender condition of
                                               95% must be met;

                                            .  we must obtain the requisite
                                               consents from holders of the old
                                               notes;

                                            .  our shareholders must approve the
                                               issuance of the preferred stock
                                               and warrants being offered in the
                                               exchange offer; and

                                            .  we must obtain a new credit
                                               facility.

                                            At any time we can waive any
                                            condition to the exchange offer and
                                            accept all old notes tendered for
                                            exchange pursuant to the exchange
                                            offer. Additionally, we reserve the
                                            right at any time to terminate the
                                            exchange offer and not accept for
                                            exchange any old notes tendered for
                                            exchange. See "The Exchange Offer-
                                            Conditions of the Exchange Offer."

Expiration Date...........................  The exchange offer, as well as the asset sale offer and consent
                                            solicitation, will expire at 5:00
                                            p.m., New York City time, on _______
                                            unless we extend or earlier
                                            terminate them. We can extend the
                                            exchange offer and accept all old
                                            notes tendered for exchange or amend
                                            the terms of the exchange offer and
                                            any amendment will apply
                                            to the old notes tendered pursuant
                                            to the exchange offer.

Tax Consequences of the Exchange..........  The exchange, taken together with the cash purchase of old notes
                                            pursuant to the asset sale offer,
                                            should qualify as a recapitalization
                                            under the Internal Revenue Code. If
                                            that is the case, a holder of old
                                            notes who participates in both the
                                            exchange and the asset sale offer
                                            will recognize taxable gain, but not
                                            loss, equal to the lesser of the
                                            cash plus the fair market value of
                                            the new notes received or the
                                            aggregate amount of gain realized on
                                            the exchange and cash purchase of
                                            old notes. However, if the Internal
                                            Revenue Service were to successfully
                                            claim that the exchange of old notes
                                            and the cash purchase of old notes
                                            pursuant to the asset sale offer
                                            should be treated independently of
                                            each other for federal income tax
                                            purposes, a holder of the old notes
                                            who participates in both the
                                            exchange and the asset sale offer
                                            would recognize taxable gain, but
                                            not loss, on the exchange equal to
                                            the lesser of the fair market value
                                            of the new notes received or the
                                            amount of gain realized on the
                                            exchange and would recognize taxable
                                            gain or loss on the purchase of the
                                            old notes pursuant to the asset sale
                                            offer. Further, if the Internal
                                            Revenue Service were to successfully
                                            claim that the exchange does not
                                            qualify as a recapitalization, the
                                            holders of old notes who participate
                                            in the exchange offer and/or the
                                            asset sale offer would be required
                                            to recognize taxable gain or loss on
                                            both the exchange and the cash
                                            purchase. See "United States Federal
                                            Income Tax Considerations."


                                                  The Asset Sale Offer

The Asset Sale Offer......................  We will be offering to purchase up to $40 million of the old notes. All
                                            old notes tendered for purchase will
                                            be purchased on a pro rata basis.
                                            The offer to purchase will be made
                                            at the same time as the offer to
                                            exchange, and the purchase will be
                                            consummated immediately prior to
                                            consummation of the exchange offer.

Conditions to Asset Sale Offer............  We will only consummate the asset sale offer if the conditions to the
                                            exchange offer are satisfied or
                                            waived and the exchange offer is
                                            consummated, the requisite number of
                                            consents is obtained, and the new
                                            credit facility is obtained.


Tax Consequences of the Asset
  Sale Offer..............................  The tax consequences for holders of old notes whose old notes are
                                            purchased in the asset sale offer
                                            for the old notes are summarized
                                            above under "Tax Consequences of the
                                            Exchange."


                                                  The Consent Solicitation

The Consent Solicitation..................  In connection with the exchange offer, we are soliciting consents
                                            from the holders of the old notes to
                                            approve proposed amendments to the
                                            indenture governing the old notes.
                                            We also are requesting holders of
                                            the old notes to deliver an
                                            instruction to the Trustee not to
                                            interfere with our recapitalization.
                                            The proposed amendments will not
                                            become operative unless the
                                            conditions of the exchange offer are
                                            met and will become effective
                                            immediately preceding the
                                            consummation of the exchange offer.

Requisite Consents..........................    Consents of registered holders
                                                of a majority of the outstanding
                                                aggregate principal amount of
                                                the old notes are required to
                                                approve the proposed amendments
                                                to the indenture.

Proposed Amendments.........................    The proposed amendments to the
                                                indenture governing the old
                                                notes will eliminate
                                                substantially all of the
                                                restrictive covenants and some
                                                defined events of default in the
                                                old notes indenture.

                                                If the proposed amendments
                                                become effective, they will
                                                apply to all old notes issued
                                                under the old notes indenture,
                                                and each holder of old notes not
                                                tendered or accepted for
                                                exchange pursuant to the
                                                exchange offer will be bound by
                                                the proposed amendments
                                                regardless of whether the holder
                                                consented to the proposed
                                                amendments.

                Possible Prepackaged Plan of Reorganization

Alternative Implementation of
  Recapitalization..........................    If holders of 95% of the
                                                outstanding old notes do not
                                                tender their old notes in the
                                                exchange offer but we obtain a
                                                substantial level of support for
                                                the recapitalization, we may
                                                elect to implement that
                                                recapitalization through a
                                                "prepackaged" plan of
                                                reorganization under Chapter 11
                                                of the Bankruptcy Code having
                                                the same terms and conditions as
                                                regards the holders of old notes
                                                as contemplated by the
                                                recapitalization. Such a plan of
                                                reorganization would not affect
                                                Kaiser's operations, vendors or
                                                employees.

Binding Effect of Plan......................    If confirmed by the Bankruptcy
                                                Court, a prepackaged plan of
                                                reorganization would bind all
                                                holders of old notes, without
                                                regard to whether they tendered
                                                their old notes in the exchange
                                                offer or the asset sale
                                                offer.

Effectiveness of Tenders of
  Old Notes.................................    Tenders of old notes and related
                                                documentation may not be
                                                withdrawn after delivery and may
                                                be counted as ballots in favor
                                                of a plan of reorganization in a
                                                Chapter 11 case.


                                  The Company

     We are a global provider of engineering, construction management, and project and program management services. We also own a 50% interest in Kaiser-Hill Company, LLC, which serves as the integrated management contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site.

     We completed the sale of our Environment and Facilities Management Group on April 9, 1999 for net cash proceeds, after a working capital adjustment, of $74 million and on June 30, 1999 we sold 90% of our Consulting Group for $64 million in cash, plus $6.6 million of interest bearing notes. These actions were taken in response to substantial losses incurred primarily in 1998 in connection with fixed price contracts to construct four nitric acid plants.

     We are now focused on serving clients in five major lines of business:

     . Transit and Transportation - Our transit and transportation services support the planning, design, engineering, and construction of heavy- and light-rail transit systems, high-speed rail, peoplemovers, bus systems, highways and bridges, and airport improvements.

     . Alumina/Aluminum - We provide design and construction services for expansion and modernization of some of the world's largest alumina and aluminum facilities in locations from Kentucky to the Middle East and Australia.

     . Facilities and Water/Wastewater - We provide engineering services to public-and private-sector clients who need to modernize or maintain facilities, to design and build new capacity for the future, or to improve existing operations and environmental conditions. Such facilities include, but are not limited to, water supply and wastewater treatment facilities.

     . Iron and Steel - We support the iron and steel industry by providing traditional services such as engineering, design, and project and construction management for plant expansions, modernizations, and greenfield development.

     . Microelectronics and Clean Technology - We also provide design/build services for the microelectronics, semiconductor, biotechnology, and telecommunication industries.

Our business is global in nature with more than 30 offices worldwide.

     We own Kaiser-Hill Company, LLC equally with CH2M Hill Companies Ltd. We designate a majority of the members of Kaiser-Hill's Board of Managers. Kaiser-Hill currently serves as the integrated management contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado. The scope of Kaiser-Hill's contract with the DOE includes all elements of daily and long-term operation of the site, including stabilizing and safely storing more than 14 tons of plutonium, cleaning up areas contaminated with hazardous and radioactive waste, and restoring much of the 6,000-acre site for future use by the public. Kaiser-Hill's contract with the DOE currently expires in September 2000. On July 30, 1999, the DOE announced that it intends to negotiate with Kaiser-Hill for a new contract for services through the closure of the Rocky Flats site in 2006. Such negotiations are expected to begin in early October. The DOE has stated that if a new contract has not been entered into by November 30, 1999, it intends to conduct a competition for the new contract. We can provide no assurance as to Kaiser-Hill's ability to compete for or win a new contract if Kaiser-Hill is unable to enter into a new contract through negotiations.

                                   Strategy

     Our strategy is to grow the revenue base of our remaining operations and improve profitability. We will focus on new business development, cost reductions and stringent project and operating controls to achieve this goal.

     New Business Development. With the nitric acid projects behind us, the realignment of our capital structure will enable us to focus on expanding our revenue base. We believe our expertise in our core lines of business and worldwide presence and recognition for quality service delivery can be leveraged into significant opportunities in the future. We will seek additional contracts with our existing customers and utilize our expertise from our current projects to win business from new clients.

     Cost Reductions. Concurrently with the planning for the sales of the EFM and Consulting Groups, we identified approximately $20 million of cost reduction opportunities in our remaining operations. Upon elimination of these costs, we will have aligned our cost structure with our remaining revenue base. By changing the way we manage our business to a line of business focus with only two regions - North America and International - we will be able to eliminate a layer of overhead including personnel and facilities costs. In addition to reductions in overhead, reductions in technical personnel resulting in higher revenue per employee will improve profitability. As of July 31, 1999, we have effected approximately 80% of these cost reductions.

     Stringent Controls. Following the identification of our nitric acid plant related problems we, along with several outside consultants, thoroughly reviewed our policies and procedures in all phases of a contract lifecycle. As a result, we have implemented:

     . stronger financial and operating controls and project evaluation processes;

     . frequent senior management reviews of progress and profitability of each contract; and

     . a new project management reporting system that will allow us to more proactively manage profitable project execution.

     Our principal executive office is located at 9300 Lee Highway, Fairfax, Virginia 22031-1207 and our telephone number is (703) 934-3600.

                                 Risk Factors

     Before making an investment, you should consider carefully the information included in the "Risk Factors" section, as well as all other information set forth in this prospectus.

                            Summary Financial Data

     The following statement of operations, basic and diluted (loss) per share data, and balance sheet data, excluding the data for the six months ended and as of June 30, 1999, has been derived from Kaiser's audited financial statements. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes, incorporated by reference in this prospectus.

     Effective January 1, 1999, the results of operations from the EFM and Consulting Groups were treated as discontinued operations and were excluded from the statement of operations data. Accordingly, the statement of operations data for the six months ended June 30, 1999 is not comparable to the data for the prior periods presented.

                                            Year      Ten Months                                              Six
                                            Ended        Ended                                                Months
                                          February      December                                              Ended
                                             28,           31,          Year ended December 31,              June 30,
                                                                   ------------------------------------
                                            1995         1995         1996         1997         1998           1999
                                          --------     --------    ---------    ---------     ---------      --------
                                                                   (in thousands, except per share data)    (unaudited)
Statement of Operations Data:
 Gross revenue..........................  $861,518     $916,744    $1,248,443   $1,108,116    $1,210,421     $445,377
 Service revenue (a)....................   459,786      425,896       532,116      426,086       345,462      127,433
 Operating  costs (b)...................   436,866      400,534       500,588      398,422       397,696      125,538
 Depreciation and amortization..........     9,232        8,357        10,348        9,595         9,048        3,098
 Severance and restructuring                                                                                        -
    charges.............................         -            -             -            -         9,407        9,359
 Other unusual charges..................         -         (500)            -            -         7,672        1,335
 Operating income (loss)................    13,688       17,505        21,180       18,069       (78,361)     (11,897)
 Income (loss) before income
    taxes, minority interest,
    extraordinary item
    and cumulative effect of
    accounting change...................     1,239        6,303        14,484        2,561       (97,101)     (23,499)
 Net income (loss) before
    discontinued operations,
    extraordinary item and
    cumulative effect of
    accounting change...................    (1,661)       2,252         5,834       (4,987)      (93,442)     (27,102)

Basic and Diluted Earnings (Loss)
Per Share:
 Continuing operations before
    extraordinary item and
    cumulative effect of
    accounting change...................  $  (0.18)    $   0.02    $     0.17   $    (0.22)   $    (3.87)    $  (1.13)
 Discontinued operations................         -            -             -            -             -         2.12
 Extraordinary item.....................         -            -             -            -         (0.05)       (0.03)
 Cumulative effect of
    accounting change,
    net of tax..........................         -            -             -            -         (0.25)           -
                                          --------     --------    ----------   ----------    ----------     --------
         Total..........................  $  (0.18)       $0.02    $     0.17   $    (0.22)   $    (4.17)    $   0.96
                                          ========     ========    ==========   ==========    ==========     ========

 Weighted average common
    shares outstanding-basic............    20,957       21,132        22,035       22,382        24,092       23,971
 Weighted average common
    shares outstanding-diluted..........    20,957       21,606        22,057       22,382        24,092       23,971

Other Data:
 Minority interest (c)..................  $      -     $  1,960    $    6,043   $   10,867    $    7,698     $  4,205
 EBITDA (d).............................    22,920       23,402        25,485       16,797       (59,932)      (2,310)
 Ratio of earnings to fixed
    charges (e).........................        (e)        1.24          1.60         1.01            (e)          (e)

Balance Sheet Data (end of period):
 Cash and cash equivalents..............  $ 28,233     $ 17,019    $   20,250   $   20,020    $   15,267     $ 67,514
 Total assets...........................   281,422      370,179       369,462      399,288       429,053      364,434
 Long-term debt (f).....................   126,733      120,112       156,519      141,004       137,488      137,730
 Redeemable preferred stock.............    19,617       19,787             -            -             -            -
 Shareholders' equity (deficit).........    27,624       28,427        34,892       27,327       (63,118)     (39,849)

________________
(a) Service revenue is calculated by deducting the costs of subcontracted services and other direct costs from the gross revenue and adding our share of the income or loss of joint ventures and affiliated companies.
(b) Includes direct labor and fringe benefits, group overhead and corporate general and administrative expense.
(c) Minority interest represents CH2M Hill's fifty-percent ownership of Kaiser-Hill.
(d) EBITDA, as presented, includes operating income (loss) plus depreciation and amortization, severance and restructuring charges, and unusual charges and minus minority interest. We believe that EBITDA provides useful information regarding our ability to service our indebtedness, but should not be considered in isolation or as a substitute for operating income or cash flow from operations, in each case as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance or as a measure of our liquidity.
(e) Earnings for these periods are inadequate to cover fixed charges. The deficiency, calculated as the dollar amount of earnings required to attain a ratio of one-to-one, for the year ended February 28, 1995, December 31, 1998 and the six months ended June 30, 1999 was $2,848, $103,146 and $26,495, respectively.
(f)  Includes unamortized discounts.

          The following financial information represents the results from continuing operations for the three months ended June 30, 1999, as annualized and adjusted for the effects of the following:

          . the anticipated increase in our service revenue based upon internal management projections, as compared to the annualization of the results from continuing operations during the second three months of 1999; and

          . the full-year effect of our cost reduction plan as a result of the scheduled separation of approximately 200 employees.

          The results from continuing operations presented in the table exclude the operating results of our EFM and Consulting Groups, which were sold during the second quarter of 1999 and whose results were otherwise included in Kaiser's results from discontinued operations not presented in the table.

          We believe that the annualization of the continuing operating results for the three months ended June 30, 1999 is a reasonable basis upon which to present the effects of the adjustments noted above:

          . since that quarter's results, excluding nonrecurring charges, reflect the most recent actual results and may represent the near-term future recurring operating trends; and

          . since the cost reduction plan was largely designed, planned and executed based on the cost trends and operating results, excluding nonrecurring charges, experienced during that quarter.

          This financial data is provided for information purposes only and is not intended to project our results of operations or financial position for any future period or as of any future date. The information is based on our unaudited historical financial information for the three months ended June 30, 1999 and should be read in conjunction with the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our quarterly report on Form 10-Q for the period ended June 30, 1999, that is incorporated by reference into this prospectus.

                                                             nualized                              Adjusted
                                                              Run                                 Annualized
                                                              Rate            Adjustments          Run Rate
                                                             --------         -----------         ----------
           Statement of Operations Data:
            Gross revenue                                    879,520           $   2,424           $ 881,944
            Service revenue (a)                              253,096               2,424             255,520
            Operating costs (b)                              247,952             (15,040)            232,912
            Depreciation and amortization                      6,468             ( 1,968)              4,500
                                                             -------            --------            --------
            Operating income (loss) before other unusual      (1,324)             19,432              18,108
             charges

           Other Data:
            Minority interest (c)                              8,492                               $   8,492
            EBITDA (d)                                        (3,348)                                 14,116

(a) Service revenue is calculated by deducting the costs of subcontracted services and other direct costs from the gross revenue and adding our share of the income or loss of joint ventures and affiliated companies.
(b) Severance and restructuring charges and other unusual charges incurred during the three months ended June 30, 1999 have not been included in the annualized run rate column as operating costs.
(c) Minority interest represents CH2M Hill's fifty-percent ownership of Kaiser-Hill.
(d) EBITDA, as presented above, includes operating income (loss), plus depreciation and amortization, severance and restructuring charges, and unusual charges and minus minority interest. Other unusual charges incurred during the three months ended June 30, 1999 have not been included in the annualized run rate column and have accordingly been excluded from this definition of EBITDA. We believe that EBITDA as presented here provides useful information regarding our ability to service our indebtedness, but should not be considered in isolation or as a substitute for operating income or cash flow from operations, in each case as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance or as a measure of our liquidity.

     The assumed increase in service revenue and the assumed decrease in costs from the cost reduction plan are not predictions of actual future results. You should not assume that the increase in service revenue and the decrease in costs necessarily will occur. Accordingly, you should not use or rely on this information as an indication of actual future results. The foregoing projections constitute what we believe are forwarding-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks, assumptions and uncertainties. There can be no assurance that future developments will be in accordance with Kaiser's expectations. See "Cautionary Note Regarding Forward-Looking Statements."

                                 RISK FACTORS

     An investment in the securities described in this prospectus involves a high degree of risk. You should consider carefully the following factors, in addition to the other information contained in this prospectus, before participating in the exchange offer.

Specific factors related to our financial performance may adversely affect our ability to pay interest and principal on our debt.

     Sale of operating groups will reduce cash flow. During the first half of 1999, we sold our EFM and Consulting Groups. Prior to their sale, these groups had generated cash that was used to support Kaiser's operations and debt service. In the recent past, apart from Kaiser's interest in Kaiser-Hill Company, LLC, Kaiser's other operating units have not generated positive cash flow.

     We rely heavily on a plan to reduce expenses and increase cash flow, which may not be successful. Our success will be dependent, to a large extent, on our ability to execute promptly and effectively our plan to reduce operating expenses, increase margins and enhance cash flow from remaining operations.

     We are dependent on key customers, and the loss of any of them could materially affect us. Our future profitability is dependent, to a significant extent, on Kaiser-Hill's entering into a new contract with DOE. We have several other key clients, the loss of any of which would have a significant material adverse effect on our ability to return to profitability. The loss of a significant client could impair our ability to compete for new clients and have a significant negative impact on Kaiser's future growth.

     We intend to continue bidding and entering into fixed price contracts, which may not be completed profitably. Our recent history of financial losses is partially attributable to our failure to accurately bid on, and our inability to perform, fixed price contracts, specifically with respect to the nitric acid plants. Despite this performance history, the nature of our business is such that we believe it is necessary for us to continue to enter into fixed price contracts. Although we believe we have put appropriate controls in place such that we can successfully bid and perform fixed price contracts, we give no assurances that all future fixed price contracts will be completed profitably.

     The remaining operations may not be able to retain or attract the personnel needed for growth and profitability. Our future performance will depend to a significant extent upon the efforts and abilities of senior executives, line of business managers and other key employees. Our current financial circumstances make it more difficult to retain key managers, and the loss of the services of these managers could have a material adverse effect on us. In addition, because our remaining operations are service-oriented in nature, our ability to deliver these services in a cost-effective and high quality manner depends upon our ability to attract, retain, and properly manage a staff of qualified professionals with the necessary skills. The market for these professionals is quite competitive and our current financial circumstances make it more difficult to attract these professionals.

     The remaining operations may not grow and become profitable in their highly competitive markets. We compete with many other firms ranging from small firms to large multinational firms having substantially greater financial, management and marketing resources. Other competitive factors include quality of services, technical qualifications, reputation, geographic presence, price, and the availability of key professional personnel. In order for us to become profitable, we will have to successfully compete against these firms in order to generate additional backlog of service contracts, including an extension of the current contract or award of a new contract for Kaiser-Hill.

     Holders of old notes may have to surrender any payments received from Kaiser pursuant to the asset sale offer if the payments are found to be avoidable preferences under the U.S. Bankruptcy Code. In the event we were to file for relief under Chapter 11 of the U.S. Bankruptcy Code within 90 days or possibly one year of the payment date, the payments may be avoidable as a preference and could be subject to recovery by a trustee in bankruptcy, an official creditors' committee, or other representatives of creditors of Kaiser as a debtor in possession. If the payments were successfully challenged as a preference, holders either would be required to return the funds received, together with interest in a rate determined by the court, or would be precluded from receiving any distribution on account of the holders' old notes.

Our financial performance is significantly tied to Kaiser-Hill, which is subject to uncertainties that may adversely affect its and our operating results.

     If Kaiser-Hill does not successfully negotiate a new DOE contract, we will lose a significant portion of our cash flow and value. The contract with DOE under which Kaiser-Hill operates expires in September 2000. Although we believe DOE will enter into a new contract with Kaiser-Hill, it is possible that after negotiating with Kaiser-Hill, DOE will conduct a competition for a new contract. Kaiser-Hill may not be able to compete for or win a new contract if a competition is conducted by DOE. If Kaiser-Hill does not successfully negotiate or win a new contract in any competition that is held, we will lose a significant portion of our cash flow and value.

     There are special Federal regulations that could adversely affect Kaiser-Hill's DOE contract. Because Kaiser-Hill provides the Federal government with nuclear energy and defense- related services, it and a number of its employees are required to have and maintain security clearances from the Federal government. There can be no assurance that the required security clearances will be obtained and maintained in the future. In addition, Kaiser-Hill is subject to foreign ownership, control and influence regulations imposed by the Federal government and designed to prevent the release of classified information to contractors subject to foreign ownership, influence and control. There can be no assurance that foreign ownership, influence and control concerns will not affect the ability of Kaiser-Hill to secure and maintain its DOE contract.

     There are potential substantial liabilities and costs associated with Kaiser-Hill's DOE contract. Kaiser-Hill performs DOE's Performance Based Integrating Management Contract at DOE's Rocky Flats Environmental Technology Site near Denver, Colorado. Rocky Flats is a former DOE nuclear weapons production facility. Under the DOE contract, Kaiser-Hill is responsible for, and DOE will not pay for costs associated with, liabilities caused by the willful misconduct or lack of good faith of Kaiser-Hill's managerial personnel or the failure to exercise prudent business judgment by Kaiser-Hill's managerial personnel. If Kaiser-Hill were found liable for any of these reasons, the associated costs could be substantial.

We face significant contingencies, which may adversely impact our ability to meet our obligations on our debt and preferred stock and our ability to fund continuing operations.

     We have retained obligations relating to the operating groups that were sold. We have indemnified the purchasers of the EFM and Consulting Groups we sold against breaches of representations and warranties and covenants included in the sale agreements. We also have retained some potential liabilities arising from the pre-closing operations of these operating groups. These retained liabilities relate primarily to potential liabilities arising out of ongoing federal government audits of certain activities of the operating groups prior to their sale.

     We have a potential liability from a contract with Bath Iron Works as to which we currently cannot estimate the outcome. In March 1998, we entered into a $197 million maximum price contract to construct a ship building facility for Bath Iron Works. In May 1998, we learned that estimated costs to perform the contract as reflected in actual proposed subcontracts were approximately $30 million higher than the cost estimates originally used as the basis for contract negotiation between us and our customer. After learning this, we advised the customer that we were not required to perform the contract in accordance with its terms as a result of a mutual mistake between us in negotiating that contract. In October 1998, our customer presented an initial draft of a claim against us requesting payment for estimated damages and entitlements pursuant to the terminated contract. No provision for loss from this matter has been included in our financial results to date as management does not believe that it has sufficient information to reasonably estimate the outcome as negotiation activity has not been significant to date.

     We have contingencies from a recent acquisition that could require us to use cash that might otherwise be available for debt service or operations. In March 1998, we acquired ICT Spectrum Constructors, Inc. by issuing common stock in exchange for the stock of ICT Spectrum. We guaranteed that the market value of each of the 1.5 million shares of common stock issued in the acquisition will reach $5.36 by March 1, 2001. In the event that the market value does not attain the guaranteed level, we are obligated to make up the shortfall either through the payment of cash or by issuing additional shares of common stock with a total value equal to the shortfall, depending upon our preference. Under the terms of the agreement, however, the total number of contingently issuable shares of common stock cannot exceed an additional 1.5 million. Given recently quoted prices of our stock, the assumed issuance of an additional 1.5 million shares would not completely extinguish the purchase price contingency and we would be required to pay a cash fill-up to satisfy the contingency. Any future distribution of cash or common stock would be recorded as a charge to our paid-in-capital. Until the earlier of the resolution of the contingent purchase price or March 1, 2001, any additional shares assumed to be issued because of shortfalls in market value will be included in our diluted earnings per share calculations, unless they are antidilutive. The exchanged shares also contain restrictions preventing their sale prior to March 1, 2001.

     On March 29, 1999, one ex-ICT Spectrum shareholder, individually and on behalf of all others similarly situated, filed a class action lawsuit alleging false and misleading statements made in a private disclosure document, and asserting other claims, in connection with our acquisition of ICT Spectrum. We have filed a motion to dismiss the plaintiffs' amended complaint.

     There may be Y2K compliance issues associated with the remaining operations. During recent years, there has been significant global awareness raised regarding the potential disruption to business operations worldwide resulting from the inability of current computer software to process properly the change from the year 1999 to 2000. We have reviewed our data processing, operating and other computer-based systems, and we do not currently anticipate any material disruption in our operations as a result of any failure by us to achieve year 2000 compliance, but we cannot give any assurance to that effect. Even if our computer operations are unaffected by the year 2000, our business operations may be interrupted or adversely affected as a result of year 2000 complications experienced by our subcontractors, clients, vendors, or general business interruptions experienced domestically or internationally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Other Matters - Year 2000 Readiness" in the Annual Report on Form 10-K enclosed with this prospectus.

There are significant financial risks associated with the preferred stock, warrants, underlying common stock and new notes, which could adversely affect the value of the preferred stock, warrants, underlying common stock and new notes.

     There may not be a trading market for the preferred stock, warrants and new notes. The preferred stock, warrants and new notes are new issues of securities for which there are currently no established trading markets.

     We cannot assure you that a trading market for the preferred stock, warrants or new notes will develop. The absence of a trading market adversely affects the liquidity of your shares of preferred stock, warrants and new notes and it may be difficult for you to sell these securities. We do not intend to apply for listing of the warrants or the new notes on any national securities exchange or for quotation through any over-the-counter market and there is no assurance that we will be able to obtain listing or quotation of the preferred stock. If your shares of preferred stock, warrants or new notes are traded, they may trade at a substantial discount from their face or liquidation value or at a substantial discount to the implied value of the warrants taking into account their exercise price, as the case may be. Any discount could depend upon a number of factors, including:

     . the market demand for the preferred stock, warrants or new notes, as the case may be;

     .  the market for similar securities;

     .  the financial condition and performance of Kaiser;

     . prevailing dividend and interest rates generally in the financial markets; and

     .  general economic conditions.

     Our ability to pay the liquidation preference and dividends on the preferred stock depends on our financial condition at that time. Our obligations to the holders of our debt and other creditors take priority over our obligations to the holders of the preferred stock. Under Delaware law, we may not redeem the preferred stock for its stated liquidation preference if at that time our remaining assets are not sufficient to pay our outstanding obligations or if that redemption would impair our capital. See "Description of Convertible Preferred Stock" on page 48 of this prospectus.

     Preferred stock and warrants could result in potential dilution and impair market price. To the extent that the preferred stock and warrants are converted or exercised into our common stock, our existing shareholders will experience dilution in their percentage ownership of Kaiser. So long as the preferred stock and warrants are exercisable, the holders of these securities will have the opportunity to profit from a rise in the price of our common stock. The additional shares of common stock available for sale in the market may have a negative impact on the price and liquidity of the common stock that is currently outstanding.

     Preferred stock, warrants and new notes may have an adverse impact on additional financing. The holders of the preferred stock and warrants are more likely to convert or exercise them at a time when we may be able to obtain additional capital by an offering of our stock at a price higher than the conversion or exercise price of the preferred stock and warrants. This may make it more difficult to obtain additional financing at a time when additional financing may be necessary or desirable to sustain current or increased levels of operations. In addition, the new notes will represent new outstanding debt for Kaiser. Potential lenders may look unfavorably at our total debt level with this additional debt, making it more difficult for us to obtain additional financing.

     The repayment of new notes is not secured by our assets. Our obligation to make payments of principal and interest on the new notes is unsecured. As a result, holders of the new notes will not have any ability to use our assets as collateral for the repayment of these obligations. In addition, if we become subject to a bankruptcy or liquidation proceeding, the right of holders of the new notes to be repaid will be limited to the assets available after all of our secured creditors have been satisfied. These remaining assets will then be distributed among the remaining unsecured creditors, including trade creditors, as well as holders of the new notes. As a result, holders of the new notes may not recover their investment in these new notes. We are currently pursuing alternatives for a new secured credit facility. On a pro forma basis, assuming we are successful in obtaining that secured credit facility, the new notes would be effectively subordinated to approximately [$30 million] of secured indebtedness.

     The new notes will be subordinated to liabilities of some of our subsidiaries. Substantially all of our operations are conducted, and substantially all of our assets are owned, by our subsidiaries. The new notes will effectively be subordinated to all existing and future liabilities of those of our subsidiaries that have not guaranteed the new notes. Any right we may have to participate in any distribution of the assets of any of our subsidiaries upon the subsidiary's liquidation, reorganization or insolvency, and any right the holders of the new notes may consequently have to participate in the distribution of those assets, will be subject to the claims of the creditors, including trade creditors, of the subsidiary. In addition, in the event we have valid claims as a creditor of a subsidiary that are recognized, these claims would be subordinated to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us. As of June 30, 1999, on a pro forma basis after giving effect to the recapitalization, the aggregate principal amount of indebtedness of our subsidiaries which would have effectively ranked senior to the new notes would have been approximately [$____ million].

     Our common stock could be delisted from the New York Stock Exchange, which may adversely affect holders of our common stock. Our common stock is listed on the New York Stock Exchange. In order to continue to be listed on the NYSE, we must meet specific quantitative standards. On August 5, 1999, the NYSE notified us that we were "below criteria" regarding newly effective continued listing standards. This means we are subject to the NYSE's procedures under which the NYSE evaluates whether a listed company has a plan to bring it into conformity with the applicable continued listing criteria or whether a company should be delisted from the NYSE. We do not know whether our proposed recapitalization and other ongoing programs will be sufficient to bring us into conformity with the applicable continued listing criteria. Although we would have an opportunity to appeal any decision by the NYSE to delist its common stock, there can be no assurance that this appeal would be successful. If our common stock were delisted from the NYSE, we would seek to have the common stock listed on another exchange, such as AMEX or one of the regional exchanges, or quoted in the Nasdaq National or SmallCap markets. However, many of these exchanges and markets also have minimum quantitative standards that we may be unable to meet. If our common stock is delisted from the NYSE and we are unable to have our shares included on another exchange or in the over-the-counter market, shareholders may find it more difficult to dispose of the shares or to obtain accurate quotations of the market value of the shares. In addition, the market price of the shares could decline, news coverage about us could decline, and we could find it more difficult to obtain financing in the future.

     Kaiser does not anticipate that it will pay any dividends on its common stock in the foreseeable future, which adversely affects the value of our common stock. We have never paid dividends on our common stock and anticipate retaining all earnings for use in our business rather than paying cash dividends in the foreseeable future. Our ability to pay cash dividends on our common stock has been substantially restricted under the indentures governing our outstanding debt. The new credit facility also will likely contain provisions prohibiting us from paying dividends without the consent of the lender. These contractual restrictions will limit our ability to pay dividends in the future.

     Issuance of shares to former holders of ICT Spectrum stock could cause significant dilution. As noted above, if we are required to issue shares to extinguish the ICT Spectrum purchase price contingency, there will be significant dilution to shareholders.

If the recapitalization is completed, holders of old notes not tendered in the exchange offer or in the asset sale offer will have reduced rights under the governing indenture and may find it difficult to sell their old notes.

     The amendments to the indenture governing the old notes will have the effect of reducing the rights of the holders of old notes not tendered in the exchange offer or in the asset sale offer. Concurrent with the exchange offer, we propose to amend the indenture that governs the old notes by eliminating substantially all of the covenants that restrict our activities and those of our subsidiaries. Under the indenture governing the old notes, holders of the old notes currently have the right to enforce these covenants upon us.

     The market price of the old notes may decline. If the exchange offer is successful, the amount of old notes outstanding will be substantially reduced. As a result, it may become much more difficult for holders to sell their old notes. In addition, the reduced liquidity of old notes outstanding after the recapitalization could have the effect of reducing the market price at which the old notes may be sold.

                                CAPITALIZATION

  The following table sets forth our capitalization as of June 30, 1999, pro forma to give effect to the settlement of the senior notes and certain other transactions subsequent to June 30, 1999 and adjusted to give effect to the consummation of the recapitalization as if it had occurred on June 30, 1999.
The information set forth below should be read in conjunction with our audited financial statements and unaudited pro forma financial statements, together with the related notes, included and incorporated by reference in this prospectus.


                                                                       June 30, 1999 (a)
                                                     ------------------------------------------------------
                                                                      Pro Forma             Pro Forma
                                                                       Before                 After
                                                      Actual    Recapitalization (c)   Recapitalization (d)
                                                     ---------  ----------------       ----------------
                                                                     (Dollars in thousands)

      Cash and cash equivalents (b)                  $ 90,368          $ 54,168                  $11,668
                                                     ========          ========                  =======

      Long-term debt (including current portion):
      Credit Facility                                $      -          $      -                  $     -
      New notes                                             -                 -                   15,880
      12% Senior Notes                                 14,717                 -                        -
      12% Senior Subordinated Notes                   123,013           123,013                        -
                                                     --------          --------                  -------
      Total Debt                                      137,730           123,013                   15,880
      Stockholders' Equity (Deficit)                  (39,849)          (41,935)                  20,565
                                                     --------          --------                  -------
      Total Capitalization                           $ 97,881          $ 81,078                  $36,445
                                                     ========          ========                  =======

________________


(a) Assumes 100% participation by the note holders.
(b) Includes $22.9 million of restricted cash being used prior to recapitalization to collateralize letters of credit.
(c) Pro forma to give effect to the settlement of the senior notes and certain other transactions occurring or anticipated to occur subsequent to June 30, 1999 and prior to the recapitalization.
(d) Pro forma to give effect to the recapitalization, assuming $40.0 million in cash is used and $20.0 million of new notes are exchanged, and the quasi-reorganization.


                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the five years ended December 31, 1998 and the six months ended June 30, 1999. The ratio of earnings to fixed charges has been calculated by dividing fixed charges into the sum of fixed charges and income from continuing operations before income tax expense and before equity in earnings or losses of less than fifty-percent owned companies. Fixed charges consist solely of interest costs.


                                                      Ten months                  Year ended                 Six months
                                                                   -----------------------------------------
                                       Year Ended       ended                                                   ended
                                      February 28,   December 31,  December 31,  December 31,  December 31,   June 30,
                                          1995           1995          1996          1997          1998         1999
                                      -------------  ------------  ------------  ------------  -------------  ---------
                                                                   (Dollars in thousands)
Income (loss) before income
 taxes, minority interest or
 income or loss from equity
 investees, discontinued
 operations, extraordinary
 item and cumulative effect
 of accounting change                      $(2,848)       $ 3,180       $10,469       $   260     $(103,146)  $(26,495)
                                      ============   ============  ============  ============  ============   ========

Total Fixed Charges:

Interest expense                           $14,799        $13,255       $17,334       $18,276     $  20,279   $ 12,209
                                      ============   ============  ============  ============  ============   ========

Income (loss) before income
 taxes, minority interest or
 income or loss from equity
 investees, discontinued
 operations, extraordinary
 item and cumulative effect
 of accounting change plus
 fixed charges                             $11,951        $16,435       $27,803       $18,536     $ (82,867)  $(14,286)
                                      ============   ============  ============  ============  ============   ========

Ratio of earnings to fixed charges              (a)          1.24          1.60          1.01            (a)        (a)
                                      ============   ============  ============  ============  ============   ========

(a) Earnings for these periods are inadequate to cover fixed charges. The deficiency, calculated as the dollar amount of earnings required to attain a ratio of one-to-one, for the year ended February 28, 1995, December 31, 1998 and the six months ended June 30, 1999 was $2,848, $103,146 and $26,495, respectively.

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements are derived from our historical financial statements incorporated by reference into this prospectus.

     . The unaudited pro forma statement of operations for the year ended December 31, 1998 reflects the sale of our EFM and Consulting Groups and the completion of the recapitalization described in this prospectus, as if these transactions had occurred on January 1, 1998.

     . The unaudited pro forma balance sheet at June 30, 1999 reflects the completion of the recapitalization described in this prospectus, as well as several other transactions, as described in the notes to the pro forma financial statements, as if they had occurred at June 30, 1999.

     . The unaudited pro forma statement of operations for the six months ended June 30, 1999 reflects the operating results of the EFM and Consulting Groups as discontinued operations. As a result, they have been excluded from gross revenue, service revenue, operating income
          (loss), other income (expense) and all information concerning continuing operations for that period.

The unaudited pro forma financial statements should be read in conjunction with the related notes, with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our historical financial statements, including the related notes, incorporated by reference into this prospectus.

     The pro forma adjustments to give effect to the various events described above are based upon currently available information and upon assumptions that management believes are reasonable. The pro forma financial statements are provided for information purposes only and should not be construed to be indicative of our results of operations or financial position had the transactions described above been consummated on or as of the dates assumed, and are not intended to project our results of operations or financial position for any future period or as of any future date.

ICF KAISER INTERNATIONAL, INC. AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 1999
(In Thousands)

                                                                         Pro Forma Adjustments
                                                                -----------------------------------------
                                                      Actual           Other                                     Pro Forma
                                                     June 30,       Significant                                  June 30,
                                                       1999        Transactions         Recapitalization           1999
                                                     --------   ------------------    -------------------        ---------
Assets
Current Assets
 Cash and cash equivalents                           $ 67,514   $    (36,200)/(1,2,8)/    $ (19,646)/(10,13,14)/    $ 11,668
 Restricted cash                                       22,854              -                (22,854)/(10)/                 -
 Contract receivables, net                            204,758              -                      -                  204,758
 Prepaid expenses and other current assets             15,693              -                      -                   15,693
 Deferred income taxes                                      -              -                      -                        -
                                                     --------   ------------              ---------                 --------
  Total Current Assets                                310,819        (36,200)               (42,500)                 232,119
                                                     --------   ------------              ---------                 --------


Fixed Assets
 Furniture, equipment, and leasehold improvements      17,182              -                      -                   17,182
 Less depreciation and amortization                   (13,244)             -                      -                  (13,244)
                                                     --------   ------------              ---------                 --------
                                                        3,938              -                      -                    3,938
                                                     --------   ------------              ---------                 --------

Other Assets
 Goodwill, net                                         21,687         (2,124)/(3)/                -                   19,563
 Investments in and advances to affiliates              8,939              -                      -                    8,939
 Capitalized software development costs                 2,046              -                      -                    2,046
 Notes receivable                                       6,550              -                      -                    6,550
 Other                                                 10,455           (746)/(6)/           (2,133)/(12)/             7,576
                                                     --------   ------------              ---------                 --------
                                                       49,677         (2,870)                (2,133)                  44,674
                                                     --------   ------------              ---------                 --------
   Total Assets                                      $364,434   $    (39,070)             $ (44,633)                $280,731
                                                     ========   ============              =========                 ========

Liabilities and Shareholders' (Deficit)
Current Liabilities

 Accounts payable                                    $165,983   $    (13,167)/(2,7)/      $       -                 $152,816
 Accrued salaries and benefits                         35,447              -                      -                   35,447
 Other accrued expenses                                22,959              -                      -                   22,959
 Accrued Interest                                       9,100         (9,100)/(1)/                -                        -
 Deferred revenue                                       6,404              -                      -                    6,404
 Income taxes payable                                   4,307              -                      -                    4,307
                                                     --------   ------------              ---------                 --------
   Total Current Liabilities                          244,200        (22,267)                     -                  221,933

Long-term Liabilities
 Long-term debt                                       137,730        (14,717)/(4,5)/       (107,133)/(10,11,12)/      15,880
 Revolving credit facility                                  -              -                      -                        -
 Other                                                 17,699              -                      -                   17,699
                                                     --------   ------------              ---------                 --------
   Total Liabilities                                  399,629        (36,984)              (107,133)                 255,512
                                                     --------   ------------              ---------                 --------

Commitments and Contingencies

Minority Interest                                       4,654              -                      -                    4,654

Shareholders' Equity/(Deficit)

 Preferred Stock, par value $.01 per share:
     Authorized-650,000 shares
 Issued and outstanding - 650,000 shares                    -              -                      7/(11)/                  7

Common stock, par value $.01 per share:
     Authorized-90,000,000 shares
     Issued and outstanding- 23,822,657 shares             238             -                  -                      238
Additional paid-in capital                              75,127             -            (51,297)/(11,14,15)/      23,830
Accumulated deficit                                   (111,704)       (2,086)/(3,9)/    113,790/(13,15)/
Cumulative translation adjustment                       (3,510)            -                  -                   (3,510)
                                                     ---------      ---------          --------                 --------

   Total Shareholders' Equity (Deficit)                (39,849)       (2,086)            62,500                   20,565
                                                     ---------      ---------          --------                 --------

     Total Liabilities and Shareholders' Equity      $ 364,434      $(39,070)          $(44,633)                $280,731
                                                     =========      =========          ========                 ========

                     NOTES TO THE PRO FORMA BALANCE SHEET

Other Significant Transactions

Several transactions completed subsequent to June 30, 1999 were deemed to be significant to presenting the pro forma effects of the exchange offer transaction described in this prospectus. Accordingly, such transactions have been included in the pro forma balance sheet presentations.

  1. To record the payment, within the 30-day grace period on July 30, 1999, of $9.1 million of accrued interest on the senior notes and the old notes.

  2.  To pay $13.9 million in accounts payable.

  3. To write-off the remaining carrying value of goodwill for a particular division.

To record the anticipated settlement, prior to the recapitalization transaction discussed below, of the $15.0 million in senior notes with the following series of adjustments:


  4.  To record settlement of $15.0 million of senior notes               ($ 15,000,000)
  5.  To write-off the unamortized original issue discount                      283,000

  6.  To write-off the unamortized issuance costs                               746,000
  7.  To expense and accrue the professional fees incurred to complete
      this restructuring                                                        733,000
                                                                           ------------
                                                                            (13,238,000)
  8.  To record the payment of cash                                          13,200,000
                                                                           ------------
  9.  To record the gain on the debt restructuring                         $    (38,000)
                                                                           ============

Recapitalization

  10. To record the use of $40.0 million in cash, including $22.9 million in currently restricted cash, to pay off an equal amount of the old notes. The restricted cash balance is required to support uncollateralized letters of credit until Kaiser obtains access to a revolving line of credit that eliminates the cash collateral requirement.

  11. To record the issuance of $65.0 million in newly issued preferred stock to extinguish an equivalent amount of the old notes. A total of 2,600,000 shares with a par value of $.01/share.

  12. To write-off the remaining $2.1 million of unamortized carrying value of the costs incurred by Kaiser to issue the old notes.

  13. To record the $2.0 million estimate of the costs, including professional fees, to be incurred for debt modification as part of this exchange offer.

  14. To record the $0.5 million estimate of costs, including professional fees, to be incurred to issue the new preferred stock as a charge to paid-in capital.

Quasi-Reorganization

  15. To reclassify $115.8 million from paid-in capital to eliminate the balance of the accumulated deficit after the completion of the exchange offer transactions assuming shareholder approval.

ICF KAISER INTERNATIONAL, INC. AND SUBSIDIARIES
Pro Forma Consolidated Statement of Operations
Year Ended December 31, 1998
(In thousands, except share amounts)
(Unaudited)

                                                                      Pro Forma Adjustments
                                                        -----------------------------------------------
                            Actual Results                                Other                                  Pro Forma Results
                          for the year ended    Sale of                Significant                               For the year ended
                          December 31, 1998    EFM and CG              Transactions           Recapitalization   December 31, 1998
                          -----------------  ------------              ------------           ----------------   -----------------
Gross Revenue                  $1,210,421    $(210,529)/(2)/                  -                $     -              $ 999,892
Subcontract and direct
 material costs                  (794,794)      78,131/(2)/                   -                      -               (716,663)
Provision for contract
 losses                           (76,210)           -                        -                                       (76,210)
Equity in net income of
 unconsolidated
 subsidiaries                       6,045         (600)/(2)/                  -                      -                  5,445
                               ----------    ---------                  -------                -------               --------
Service Revenue                   345,462     (132,998)                       -                      -                212,464

Operating Expenses
Direct labor and fringe
 benefits                         282,562      (64,225)/(2)/                  -                      -                218,337
Group overhead                     92,151      (48,144)/(2)/                  -                      -                 44,007
Corporate general and
 administrative                    22,983       (5,970)/(2)/                  -                      -                 17,013
Depreciation and
 amortization                       9,048       (2,776)/(2)/               (192)/(8)/             (480)/(7)/            5,600
Severance and restructuring         9,407            -                        -                      -                  9,407
Other unusual charges               7,672            -                        -                      -                  7,672
                               ----------    ---------                  -------                -------               --------
Operating Income (Loss)           (78,361)     (11,883)                     192                    480                (89,572)

Other Income (Expense)
Debt restructuring costs                -            -                        -                 (2,000)/(4)/           (2,000)
Interest income                     1,539            -                    1,539
Interest expense                  (20,279)       1,994/(3)/               1,950/(9)/            12,949/(5)/            (3,386)
                               ----------    ---------                  -------                -------               --------
Income (Loss) From
 Continuing Operations
 Before Income
 Taxes, Minority Interest,
  Extraordinary Item, and
Cumulative Effect of
 Accounting Change                (97,101)      (9,889)                   2,142                 11,429                (93,419)
Income tax benefit                 11,357            -                        -                      -                 11,357
                               ----------    ---------                  -------                -------               --------
Income (Loss) From
 Continuing Operations
 Before
 Minority Interest,
  Extraordinary Item, and
Cumulative Effect of
 Accounting Change                (85,744)      (9,889)                   2,142                 11,429                (82,062)
Minority interest in net
 income of subsidiaries            (7,698)                                    -                      -                 (7,698)
                               ----------    ---------                  -------                -------               --------
Income (Loss) From
 Continuing Operations
 Before
 Extraordinary Item and
  Cumulative Effect
of Accounting Change              (93,442)      (9,889)                   2,142                 11,429                (89,760)
Gain (loss) on sale of
 discontinued operations
 (net of tax)                           -       55,642/(1)/                   -                      -                 55,642
                               ----------    ---------                  -------                -------               --------
Income (Loss) Before
 Extraordinary Item and
Cumulative Effect of
 Accounting Change                (93,442)      45,753                    2,142                 11,429                (34,118)
Extraordinary Items (net
 of tax)                           (1,090)           -                       38/(10)/                -                 (1,052)
                               ----------    ---------                  -------                -------               --------
Income (Loss) Before
 Cumulative Effect of
Accounting Change                 (94,532)      45,753                    2,180                 11,429                (35,170)
Cumulative effect of
 accounting change (net of
 tax)                              (6,000)           -                        -                      -                 (6,000)
                               ----------    ---------                  -------                -------               --------
Net Income (Loss)                (100,532)      45,753                    2,180                 11,429                (41,170)
Preferred Stock Dividends               -            -                        -                  3,088/(6)/             3,088
                               ----------    ---------                  -------                -------               --------
Net Income (Loss)
 Available for
Common Shareholders            $ (100,532)   $  45,753                  $ 2,180                $ 8,341              $ (44,258)
                               ==========    =========                  =======                =======              =========
Basic and Fully Diluted
 Earnings (Loss) Per Share:

Income (Loss) From
 Continuing Operations
 Before
 Discontinued Operations,
  Extraordinary Item and
Cumulative Effect of
 Accounting Change             $    (3.87)   $    (.41)                 $   .09                $   .34              $   (3.85)

Discontinued Operations                 -         2.31                        -                      -                   2.31

Extraordinary Item                   (.05)           -                        -                      -                   (.05)

Cumulative Effect of
 Accounting Change                   (.25)           -                        -                      -                   (.25)
                               ----------    ---------                  -------                -------               --------
Net Income (Loss)
 Available to Common
Shareholders                   $    (4.17)   $    1.90                  $   .09                $   .34              $   (1.84)
                               ==========    =========                  =======                =======              =========
Weighted Average Shares
 for Basic and Fully
Diluted Earnings (Loss)
 Per Share                         24,092       24,092                   24,092                 24,092                 24,092
                               ==========    =========                 ========               ========              =========

ICF KAISER INTERNATIONAL, INC. AND SUBSIDIARIES
Pro Forma Consolidated Statement of Operations
Six Months Ended June 30, 1999
(In thousands, except share amounts)
(Unaudited)

                                                                     Pro Forma Adjustments
                                                                 -----------------------------
                                      Actual Results                                                              Pro Forma Results
                                         for the                             Other                                     for the
                                     six months ended      Sale of        Significant                              six months ended
                                      June 30, 1999      EFM and CG      Transactions        Recapitalization       June 30, 1999
                                     ----------------  ------------      ------------        ----------------     -----------------
Gross Revenue                          $  445,377        $       -                  -        $              -       $       445,377
Subcontract and direct
 material costs                          (320,940)               -                  -                       -              (320,940)
Equity in net income of
 unconsolidated
 subsidiaries                               2,996                -                  -                       -                 2,996
                                       ----------        ---------       ------------        ----------------       ---------------

Service Revenue                           127,433                -                  -                       -               127,433

Operating Expenses
Direct labor and fringe benefits           97,310                -                  -                       -                97,310
Group overhead                             20,089                -                  -                       -                20,089
Corporate general and administrative        8,139                -                  -                       -                 8,139
Depreciation and amortization               3,098                -              (60)/(8)/               (266)/(7)/           2,772
Other unusual charges                       1,335                -                  -                       -                 1,335
Severance and restructuring                 9,359                -                  -                       -                 9,359
                                       ----------        ---------       ------------        ----------------       ---------------

Operating Income (Loss)                   (11,897)               -                 60                     266               (11,571)

Other Income (Expense)
Debt restructuring costs                        -                -                  -                  (2,000)/(4)/          (2,000)
Interest income                               607                -                  -                       -                   607
Interest expense                          (12,209)               -                975/(9)/              6,498/(5)/           (4,736)
                                       ----------        ---------       ------------        ----------------       ---------------

Income (Loss) From Continuing
Operations Before
Income Taxes and Minority Interest        (23,499)                              1,035                   4,764               (17,700)
Income tax expense benefit                    602                -                  -                       -                   602
                                       ----------        ---------       ------------        ----------------       ---------------

Income (Loss) From Continuing
 Operations Before
 Minority Interest                        (22,897)                              1,035                   4,764               (17,098)

Minority interest in net income
of subsidiaries                            (4,205)               -                  -                       -                (4,205)
                                       ----------        ---------       ------------        ----------------       ---------------

Income (Loss) From Continuing
Operations                                (27,102)               -              1,035                   4,764               (21,300)
Discontinued Operations
Income (Loss) from operations
of discontinued operations
(net of tax)                                2,157           (2,157)/(2)/            -                       -                     -
Gain (loss) on sale of discontinued
operations (net of tax)                    48,755                -                  -                       -                48,755
                                       ----------        ---------       ------------        ----------------       ---------------

Income (Loss) from Continuing
Operations Before
Extraordinary Item                         23,810           (2,157)             1,035                   4,764                27,452

Extraordinary Items(net of tax)              (698)               -                 38/(10)/                 -                  (660)
                                       ----------        ---------       ------------        ----------------       ---------------

Net Income (Loss)                          23,112           (2,157)             1,073                   4,764                26,792
Preferred Stock Dividends                       -                -                  -                   1,544/(6)/            1,544
                                       ----------        ---------       ------------        ----------------       ---------------
Net Income (Loss) Available for
Common Shareholders                    $   23,112        $  (2,157)      $      1,073        $          3,220       $        25,248
                                       ==========        =========       ============        ================       ===============

Basic and Fully Diluted Earnings
(Loss) Per Share:

Income (Loss) From Continuing
Operations                             $    (1.13)       $       -       $        .04        $            .13       $          (.96)

Discontinued Operations                      2.12             (.09)      $          -                       -                  2.03

Extraordinary Item                           (.03)                                  -                       -                  (.03)
                                       ----------        ---------       ------------        ----------------       ---------------
Net Income (Loss) Available to
Common Shareholders                    $      .96        $    (.09)      $        .04        $            .13       $          1.04
                                       ==========        =========       ============        ================       ===============
Weighted Average Shares for
Basic and Fully
Diluted Earnings (Loss) Per Share          23,971           23,971       $     23,971                  23,971                23,971
                                       ==========        =========       ============        ================       ===============

                   NOTES TO THE PRO FORMA INCOME STATEMENTS

1.  Sale of EFM and the Consulting Group

    Sale of EFM
    -----------

    On April 9, 1999, we sold specified assets and certain liabilities of EFM for $82.0 million, less $8.0 million in working capital, for total cash proceeds of $74.0 million. The gain, for purposes of the pro forma presentations, on the sale of EFM was calculated as follows, as if the transaction had taken place on:

                                              January 1, 1998   January 1, 1999
                                              ---------------   ---------------
     Sale proceeds                                 74,000            74,000
     Transaction fees                              (2,056)           (2,056)
                                                 --------          --------

     Net sales price                               71,944            71,944
     Net assets of discontinued operations        (31,016)          (33,838)
                                                 --------          --------

     Gain                                          40,928            38,106
     Tax provision (a)                            (26,391)          (24,721)
                                                 --------          --------

     Gain on sale, net of tax                    $ 14,537          $ 13,385
                                                 ========          ========

    Sale of the Consulting Group
    ----------------------------

    On June 30, 1999, we sold 90% of our Consulting Group for $64 million in cash, $6.6 million of interest bearing notes and a $3.0 million working capital receivable. The gain, for purposes of the pro forma presentations, on the sale of the Consulting Group was calculated as follows, as if the transaction had taken place on:

                                              January 1, 1998   January 1, 1999
                                              ---------------   ---------------
     Sale proceeds                                 73,550            73,550
     Transaction fees                              (1,082)           (1,082)
                                                 --------          --------

     Net sales price                               72,468            72,468
     Net assets of discontinued operations
      and other asset write-offs                  (20,568)          (27,283)
                                                 --------          --------

     Gain                                          51,900            45,185
     Tax provision (a)                            (10,795)           (9,815)
                                                 --------          --------

     Gain on sale, net of tax                    $ 41,105          $ 35,370
                                                 ========          ========

     (a) Assumes goodwill write-off is not deductible for tax purposes.

2. To remove the divestitures' results of operations for the respective periods (Effective January 1, 1999, the results of operations of EFM and the Consulting Group were reflected in the income statement as discontinued operations).

3. To reflect the pro forma reduction of interest expense as if cash proceeds had been used to pay off the closing date revolving debt balance of $36.9 million as of the beginning of the period.

Recapitalization (assumes $40.0 million in cash is used and $20.0 million in new notes are exchanged)

4. To record the expenses of $2.0 million for professional fees estimated to be incurred to complete the exchange offer.

5. To reflect the pro forma reduction of interest expense on the old notes of $16.2 million and $8.1 million for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively, and to record pro forma interest expense of $3.3 million and $1.6 million on the new notes for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively.

6. To reflect the pro forma effect of the accrual of dividends on the preferred stock as if it had been issued as of the beginning of the period. The adjustment assumes Kaiser pays the dividends to the shareholders at the ____% dividend rate.

7. To reflect the pro forma reduction of amortization expense associated with the capitalized issue costs of the old notes. The remaining unamortized carrying value of the issue costs was reclassified as a reduction of the carrying value of the new notes.

Other Significant Transactions

8. To reflect the pro forma reduction of amortization expense associated with the capitalized issue costs of the senior notes.

9.   To reflect the pro forma reduction of interest expense on the senior notes.

10. To record the settlement of the $15.0 million senior notes as follows (Dollars in millions):


     Principal                                     $ 15.0
     Less:  Cash payment                            (13.2)
            Unamortized original issue discount       (.3)
            Unamortized issuance costs                (.8)
            Costs to complete transaction             (.7)
                                                   ------
                                                   $   .0

                OVERVIEW AND BACKGROUND OF THE RECAPITALIZATION

     Kaiser incurred losses during 1997, 1998 and the first six months of 1999 of an aggregate of approximately $129 million, largely as a result of significant cost overruns on fixed price contracts to construct four nitric acid plants. During the second half of 1998, Kaiser's Board of Directors formed a special committee of members of the Board to consider strategic alternatives for Kaiser. The special committee engaged a financial advisor and, with its assistance, evaluated various opportunities available to Kaiser, including the sale of one or more of Kaiser's operating groups. As a result of that process, Kaiser sold its EFM and Consulting Groups during 1999.

     Because of the cash drain and continuing obligations associated with Kaiser's nitric acid plants and other losses, the sales of the EFM and Consulting Groups were not enough to restore Kaiser's financial condition. Kaiser has lost the earning power associated with the sold operating groups and continues to have significant outstanding debt, principally $125 million of the old notes.

     The Board of Directors considered several alternative means of stabilizing Kaiser's financial condition. Among the alternatives considered was the use of the proceeds from the Consulting Group sale in an acquisition of a related business or simply reinvesting the proceeds from the Consulting Group sale into Kaiser's existing business activities. In considering these alternatives, the Board of Directors met several times, reviewed the recommendations of its financial, legal and other professional advisors, as well as the information provided by management, and closely analyzed the information available to it. The Board of Directors ultimately determined that the recapitalization described in this prospectus represents the most advisable approach to significantly improving Kaiser's financial position and future business prospects. As a result of the process of negotiating the terms of the recapitalization, Kaiser purchased all of its outstanding 12% Senior Notes due 2003 on September 30, 1999.

     As described in more detail below, the Board of Directors has approved a recapitalization that consists of an exchange offer, an asset sale offer and amendments to the indenture governing the old notes. If this recapitalization is not consummated, Kaiser may continue to negotiate with the holders of the old notes for a recapitalization, Kaiser may invest the proceeds in a related business investment or Kaiser may seek implementation of the recapitalization through a so-called "prepackaged" plan of reorganization. See "Possible Prepackaged Plan of Reorganization." If Kaiser were to seek confirmation of the recapitalization in a bankruptcy proceeding, no assurance can be given that the recapitalization would meet the requirements for confirmation under the U.S. Bankruptcy Code even if the requisite consents are received and the old notes subject to the consents are voted to accept the recapitalization.


                               THE EXCHANGE OFFER

Terms of the Exchange Offer

     Kaiser is offering to exchange preferred stock with a liquidation preference of $65 million plus accrued interest on the old notes from July 1, 1999 through the date of the closing of the recapitalization, warrants to purchase approximately 15% of our common stock on a fully diluted basis, and up to $25 million aggregate principal amount of new notes for all old notes that are outstanding after the asset sale offer and are properly tendered at or prior to the expiration date. As a result of the recapitalization, holders of old notes will receive, for each $1,000 of old notes tendered in the asset sale offer and the exchange offer, $____ in cash, ______ shares of preferred stock, representing a liquidation preference of $____ plus the pro rata portion of the accrued interest from July 1, 1999 through the date of the closing. warrants to purchase ___% of our common stock on a fully diluted basis, and $_______ principal amount of new notes.

     The exchange offer is conditioned upon, among other things, at least 95% of the outstanding principal amount of the old notes being tendered for exchange. If 95% of the total outstanding notes are not tendered, or any other condition to the exchange offer is not satisfied and the recapitalization is not consummated, then we may seek implementation of the recapitalization through a so-called "prepackaged" plan of reorganization. See "Possible Prepackaged Plan of Reorganization."

     In order to participate in the exchange offer, the holder of old notes must tender all of the old notes beneficially owned by the holder. We can extend the exchange offer and accept all old notes tendered for exchange or amend the terms of the exchange offer and any amendment will apply to the old notes tendered pursuant to the exchange offer. Additionally, we reserve the right at any time to terminate the exchange offer and not accept for exchange any old notes tendered for exchange. Old notes tendered in the exchange offer may not be withdrawn by the holder once tendered.

     We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice to the exchange/solicitation/paying agent. The exchange/solicitation/paying agent will act as agent for the tendering holders of old notes and for the purposes of receiving the preferred stock, warrants, new notes and cash from us.

     If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, certificates for any unaccepted old notes will be returned, without expense, to the tendering holder as promptly as practicable after the exchange expiration date.

     By agreeing to participate in the exchange and the asset sale offer, a holder of old notes also agrees to allocate the cash, preferred stock, warrants and new notes received for the old notes in the same manner in which we will make this allocation. We will allocate the cash paid pursuant to the asset sale offer to the principal amount of the old notes. Based on this allocation method, up to $40 million in cash will be allocated to the principal amount of the old notes.

Exchange Expiration Date; Extensions; Waiver; Termination; Amendments

     The exchange expiration date will be October ___, 1999 at 5:00 p.m., New York City time, unless we, in our sole discretion, extend the exchange offer, in which case the exchange expiration date will be the latest date and time to which the exchange offer is extended.

     In order to extend the exchange offer, we will notify the exchange/solicitation/paying agent of any extension by oral or written notice and will make a public announcement. In either case we will do so prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled exchange expiration date.

     We reserve the right, in our sole discretion:

     .    to delay accepting any old notes,

     . to extend the expiration date and accept any old notes previously tendered,

     . to waive any condition to the exchange offer and accept any old notes tendered for exchange,

     . to terminate the exchange offer, whether or not any of the conditions set forth below under "Conditions of the Exchange Offer" shall have been satisfied, an d

     . to amend the terms of the exchange offer in any manner by giving oral or written notice of this delay, extension, termination or modification to the exchange/solicitation/paying agent. Any amendment will apply to old notes tendered.

If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose these amendments by means of a public announcement or a supplement to this prospectus that will be distributed to the registered holders of the old notes.

Conditions of the Exchange Offer

     The exchange offer is subject to the following conditions:

     .    the minimum 95% tender condition must be met;

     . holders of a majority of the old notes consent to the proposed amendments to the indenture governing the old notes;

     .    we have obtained a new credit facility;

     . our shareholders have approved the issuance of the preferred stock and warrants being offered in the exchange offer;

     . no legal action or proceeding has been instituted or threatened with respect to the exchange offer or the consent solicitation, or which, in our sole judgment, may materially adversely affect our business, operations or financial condition;

     .    there has not occurred

               . any material adverse development in any existing action or proceeding of any nature,

               . any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange,

               . a declaration of a banking moratorium by United States authorities or any governmental agency in the United States,

               . the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or

               . a material adverse change in general economic, political or financial conditions, if the effect of any economic, political or financial conditions on the financial markets of the United States, in our sole judgment, makes it impracticable to consummate the exchange offer;

     . there has not occurred any change, or development involving a prospective change, in or affecting our business or financial affairs which, in our sole judgment, would materially impair the contemplated benefits of the exchange offer or the consent solicitation;

     . no statute, rule or regulation has been proposed or enacted, or any action has been taken by any governmental authority, which, in our sole judgment, would or might prohibit, restrict or delay consummation of the exchange offer as presently proposed or materially impair the contemplated benefits of the exchange offer or the consent solicitation; and

     . there does not exist, in our sole judgment, any other actual or threatened legal impediment to the acquisition of the old notes in the asset sale offer, or the issuance of the preferred stock, warrants and new notes in the exchange offer.

     At any time, we can waive any condition to the exchange offer and accept all notes tendered for exchange pursuant to the exchange offer.

Accounting Treatment

     The recapitalization transaction will be accounted for as a troubled debt restructuring pursuant to Statement of Financial Accounting Standard No. 15 - Accounting by Debtors and Creditors for Troubled Debt Restructurings.

     .    The face value of the old notes is $125.0 million.

     . The carrying amount of the old notes on the financial statements represents the face value of the old notes adjusted for the unamortized original issue discount and the unamortized debt issuance costs of the old notes.

     . The old notes will, in part, be purchased at face value for up to $40.0 million in cash and, in part, exchanged for preferred stock with a liquidation preference of $65.0 million plus the amount of accrued interest on the old notes from July 1, 1999 through the date of the closing of the recapitalization, warrants to purchase approximately 15% of our common stock on a fully diluted basis and up to $25.0 million principal amount of new notes.

     . New notes with a face value of up to $25.0 million will be exchanged for the remaining carrying value of the old notes. The difference between the remaining carrying value of the old notes and the face value of the new notes will be recognized as an addition to interest expense over the term of the new notes. The subsequent interest charges will be computed using an effective interest rate which equates the remaining carrying value of the old notes to the present value of the future principle and interest payments of the new notes.

     . The excess of the total value of the preferred stock issued over its $.01 per share par value will be credited to paid in capital, net of any issuance costs.

     . The carrying value of any remaining original issue discount on the old notes will reduce the carrying value of the remaining old notes.

     . The carrying value of any remaining costs originally incurred to issue the old notes will reduce the carrying value of the remaining old notes.

     . The amount of any costs incurred to complete the restructuring of the old notes will be expensed.

The following table summarizes the accounting for this transaction, assuming that $40.0 million in cash is used and $20.0 million in new notes are exchanged (Dollars in thousands):


Face value of old notes                                                    $125,000

Less:
  Unamortized original issue costs                                           (1,987)
  Unamortized fees                                                           (2,133)
                                                                           --------
  Carrying value prior to exchange of cash and preferred stock              120,880

  Cash payment                                                              (40,000)
  Valuation of preferred stock issued                                       (65,000)
                                                                           --------

Remaining carrying value to be exchanged for $20.0 million of new notes    $ 15,880
                                                                           ========

                              THE ASSET SALE OFFER

     Simultaneously with the exchange offer, Kaiser will conduct an asset sale offer pursuant to the terms of the indenture governing the old notes. We will offer to purchase at par up to $40 million aggregate principal amount of old notes. We will make this asset sale offer to all holders of old notes. If the holders of old notes accept the asset sale offer in an amount greater than the aggregate amount we offer to purchase, we will purchase old notes tendered on a pro rata basis. Old notes tendered in the asset sale offer may not be withdrawn by the holder once tendered.

     The cash to be used in the asset sale offer will consist primarily of the proceeds from our sale of our Consulting Group. In the event we were to file for relief under Chapter 11 of the U.S. Bankruptcy Code within 90 days, or possibly one year, of making the payments made in the asset sale offer, the payments may be avoidable as a preference and could be subject to recovery by a trustee in bankruptcy, an official creditors' committee, other representatives of our creditors, or Kaiser as a debtor in possession. If the payments were successfully challenged as preferences, holders either could be required to return the funds received, together with interest at a rate determined by the court, or could be precluded from receiving any distribution on account of the holders' old notes.

     The asset sale offer will expire at 5:00 p.m., New York City time, on October __, 1999. The asset sale offer is made subject to satisfaction of all of the conditions to the exchange offer being satisfied or waived by us and the exchange offer not having been terminated by us. The asset sale offer will not be consummated unless the exchange offer also is consummated and the requisite consents are received.


                            THE CONSENT SOLICITATION

General

     In connection with the exchange offer, we are soliciting consents from the holders of the old notes to approve proposed amendments to the old notes indenture. We are also requesting holders of the old notes to deliver an instruction to the trustee not to interfere with our recapitalization. Consents of holders of a majority of the outstanding aggregate principal amount of the old notes are required to approve the proposed amendments to the old notes indenture. The proposed amendments will become effective only if the conditions of the exchange offer are satisfied or waived and will become effective immediately preceding the consummation of the exchange offer. Both our acceptance of the exchange offer and consummation of the asset sale offer are contingent upon our receipt of requisite consents from holders of the old notes. If the proposed amendments become effective with respect to the old notes indenture, they will apply to all old notes issued under that indenture.

Proposed Amendments

     If the requisite consents are received from holders of the old notes, the old notes indenture will be amended by eliminating substantially all of the restrictive covenants governing the old notes. These proposed amendments will eliminate the following covenants and events of default in the old notes indenture:

     .    Section 5.04 (Limitation on Additional Indebtedness)

     .    Section 5.06 (Limitations on Restricted Payments)

     . Section 5.07 (Limitations on Restrictions on Distributions from Subsidiaries)

     .    Section 5.08 (Limitations on Transactions with Affiliates)

     .    Section 5.11 (Limitations on Guarantees)

     .    Section 5.12 (SEC Reports)

     A holder of old notes need not consent to the proposed amendments in order to tender its old notes in the exchange offer. Conversely, each holder of old notes not tendered or accepted for exchange pursuant to the exchange offer will be bound by the proposed amendments if they become effective regardless of whether the holder consented to the proposed amendments.

     Upon effectiveness of the proposed amendments, a consenting holder's right to sell or transfer the old notes will be restricted, and each consenting holder will be required to hold their old notes in certificated form as opposed to holding them in "street name." See "The Solicitation-Restriction on Transfer of Old Notes; Issuance of Certificated Notes."

     The proposed amendments will be set forth in an amended and restated indenture substantially in the form filed as exhibit 4(j) to the registration statement of which this prospectus forms a part.

Solicitation Expiration Date; Extensions; Amendments

     The consent solicitation will expire at 5:00 p.m., New York City time, ________ __, 1999, unless we, in our sole discretion, extend the period during which the consent solicitation is open, in which case the solicitation expiration date will be the latest date and time to which the consent solicitation is extended.

     In order to extend the solicitation expiration date, we will make a public announcement prior to 9:00 a.m., New York time, on the next business day after the previously scheduled solicitation expiration date.

     We reserve the right, in our sole discretion,

     .    to delay accepting any consents,

     .    to extend the consent solicitation,

     .    to terminate the consent solicitation, and

     . to amend the terms of the consent solicitation in any manner by giving oral or written notice of the delay, extension, termination or modification to the exchange/solicitation/paying agent.

If the consent solicitation is amended in a manner that we determine constitutes an adverse change to the holders of the old notes, we will promptly disclose the amendment by means of a public announcement or a supplement to this prospectus that will be distributed to the registered holders of the old notes.

Waivers and Nonacceptance of Consents

     We reserve the absolute right to waive any defects or irregularities in the furnishing of the consents. If any consents are not accepted for any reason, the notes to which the consent relates will be returned without expense to the submitting holder as promptly as practicable after the expiration or termination of the consent solicitation.

Restriction on Transfer of Old Notes; Issuance of Certificated Notes

     If the consents become effective on the solicitation expiration date, any holder of old notes that has furnished a consent will have agreed

     . not to transfer, sell, assign, encumber or otherwise dispose of the beneficial ownership of the holder's old notes, unless the holder provides evidence satisfactory to us that the holder's transferee, and, if different, the beneficial owner of the old notes so transferred, has agreed in writing in form and substance satisfactory to us that the transferred old notes are subject to the terms of the consent, and that the transferee, and, if different, the beneficial owner, has agreed to be bound by the terms of the consent, and

     . that any old notes subject to consents that are held through DTC will be reissued in certificated form.

The restriction on transfer will be noted on the old notes with respect to which consents are received and none of these old notes may be transferred unless the holder delivers to us an opinion of counsel in form and substance satisfactory to us in our sole discretion that the transferee has agreed to and is bound by the proposed amendments.


                  POSSIBLE PREPACKAGED PLAN OF REORGANIZATION

     It is possible that we will receive substantial support from holders of old notes for the recapitalization but not reach the 95% level of acceptance of the exchange offer required as a condition of the recapitalization. In that event, if the level of holder approval is sufficient, we may elect to implement the recapitalization through a so-called "prepackaged" plan of reorganization under Chapter 11 of the Bankruptcy Code. We would do so by filing a petition commencing a Chapter 11 bankruptcy case and asking the Bankruptcy Court to approve a plan of reorganization which would contain terms and conditions for the treatment of holders of old notes which are the same as the terms and conditions of the recapitalization. Such a plan of reorganization would not affect Kaiser's operations, vendors or employees.

     If we were to seek implementation of the recapitalization through a Chapter 11 plan of reorganization, no assurance can be given that the plan would meet the requirements for confirmation under the Bankruptcy Code, even if the plan received the required level of approval form the holders of the old notes. The requirement for plan approval by a impaired class of creditors is the affirmative vote of a majority in number and more than two-thirds in dollar amount of those voting to accept or reject the plan. If confirmed by the Bankruptcy Court, the plan would be binding on all holders of old notes, without regard to whether they voted in favor of the plan.

     If a holder of old notes executes the documents required to tender old notes in the exchange offer and the asset sale offer as contemplated in this prospectus, the tender of old notes, once delivered, may not be withdrawn, and the executed documentation will be counted at our election, as ballots in favor of a Chapter 11 plan as described above. We reserve the right to commence a Chapter 11 case before expiration of the period provided for tender of old notes in the exchange offer and the asset sale offer and to count executed documentation received as ballots in favor of the Chapter 11 plan.


              PROCEDURES FOR PARTICIPATING IN THE EXCHANGE OFFER,
                   ASSET SALE OFFER AND CONSENT SOLICITATION

General

     As previously discussed, the exchange offer, the asset sale offer and the consent solicitation are interdependent. However, you must make a separate decision as to each applicable transaction. The procedures for participating in each of the transactions are substantially similar and are described below.

Procedures for Tendering Old Notes in the Exchange Offer, Tendering Old Notes in the Asset Sale Offer and Tendering Consents in the Consent Solicitation

     The tender of a holder's old notes or the tender of consents and its acceptance by Kaiser will constitute a binding agreement between the tendering holder and Kaiser upon the terms and subject to the conditions set forth in this prospectus and in the applicable letter of transmittal and consent form. Except as described below, a holder who wishes to tender old notes for exchange in the exchange offer or old notes for purchase in the asset sale offer or tender consents in the consent solicitation must transmit any tendered old notes, together with a properly completed and duly executed letter of transmittal and consent form, including all other documents required by the letter of transmittal and consent form to the exchange/solicitation/paying agent at the address set forth below in this prospectus prior to 5:00 p.m., New York City time, on the exchange/asset sale offer/consent solicitation expiration date.
The method of delivery of old notes, letter of transmittal and consent forms and all other required documents is at the election and risk of the holder. If the delivery is by mail, it is recommended that tendering holders use registered mail, properly insured, with return receipt requested. Instead of delivery by mail, it is recommended that the holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

     Any financial institution that is a participant in The Depository Trust Company's book-entry transfer facility system may make book-entry delivery of the old notes by causing The Depository Trust Company to transfer these old notes into the exchange/solicitation/paying agent's account in accordance with The Depository Trust Company's procedures for this transfer. In connection with a book-entry transfer, a letter of transmittal and consent form need not be transmitted to the exchange/solicitation/paying agent, provided that the book-entry transfer procedure is completed prior to 5:00 p.m., New York City time, on the exchange/asset sale offer/consent solicitation expiration date.

     Each signature on a letter of transmittal and consent form or a notice of revocation, as the case may be, must be guaranteed except that they do not need to be guaranteed if the old notes surrendered for exchange are tendered:

     . by a registered holder of the old notes who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in the letter of transmittal and consent form, or

     .    by an eligible institution.

In the event that a signature on a letter of transmittal and consent form or a notice of revocation, as the case may be, is required to be guaranteed, this guarantee must be by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934. If the letter of transmittal and consent form is signed by a person other than the registered holder of the old notes, the tendered old notes and consents must either

     . be endorsed by the registered holder, with the signature guaranteed by an eligible institution, or

     . be accompanied by a proxy, in a form determined to be satisfactory by us, in our sole discretion, duly executed by the registered holder, with the signature guaranteed by an eligible institution.

     All questions concerning the validity, form, eligibility, including time of receipt, acceptance, and revocation of consents, will be decided by us in our sole discretion, which decision shall be final and binding. We reserve the absolute right to reject any and all old notes or consents not properly tendered and to reject any old notes or consents which might, in our judgment or that of our counsel, be unlawful for us to accept. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular old notes either before or after the exchange/asset sale offer/consent solicitation expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer, old notes in the asset sale offer or consents in the consent solicitation, whether or not similar defects or irregularities are waived in the case of other holders. Our interpretation of the terms and conditions of the exchange offer, asset sale offer and consent solicitation, including the letter of transmittal and its instructions, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange or for purchase or tenders of consents must be cured within a period of time as we shall determine. Kaiser, the exchange/solicitation/paying agent, or any other person will not have any duty to give notification of defects or irregularities with respect to tenders of old notes and consents and will not incur any liability for failure to give this notification. Tenders of the old notes and consents will not be deemed to have been made until any irregularities have been cured or waived.

     If any letter of transmittal and consent form, endorsement, proxy, power of attorney or any other document required by the letter of transmittal and consent form is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, this person should indicate when signing, and, unless waived by us, must submit proper evidence satisfactory to us, in our sole discretion, of this person's authority to act.

     Any beneficial owner of old notes whose notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wants to tender old notes in the exchange offer or in the asset sale offer or tender consents in the consent solicitation, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If a beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and consent form and tendering old notes and consents, make appropriate arrangements to register ownership of the notes in the beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures

     Holders who wish to tender their old notes and

     .    whose old notes are not immediately available or

     . who cannot deliver their old notes or any other documents required by the letter of transmittal and consent form to the exchange/solicitation/paying agent prior to the exchange/asset sale offer/consent solicitation expiration date or complete the procedure for book-entry transfer on a timely basis, may tender their old notes according to the guaranteed delivery procedures described in the letter of transmittal and consent form. Pursuant to these procedures:

     . the tender must be made by or through an eligible institution and a notice of guaranteed delivery, as defined in the letter of transmittal and consent form, must be signed by the holder,

     . on or prior to the exchange/asset sale offer/consent solicitation expiration date, the exchange/solicitation/paying agent must have received from the holder and the eligible institution a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number or numbers of the tendered old notes, and the principal amount of tendered old notes, stating that the tender is being made and guaranteeing that, within three business days after the date of delivery of the notice of guaranteed delivery, the tendered old notes, a duly executed letter of transmittal and consent form and any other required documents will be deposited by the eligible institution with the exchange/solicitation/paying agent, and

     . the properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer, or confirmation of a book-entry transfer of these old notes into the exchange/solicitation/paying agent's account at DTC, must be received by the exchange/solicitation/paying agent within three business days after the exchange/asset sale offer/consent solicitation expiration date.

Any holder who wishes to tender old notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange/solicitation/paying agent receives the notice of guaranteed delivery and letter of transmittal relating to these old notes prior to 5:00 p.m., New York City time, on the exchange/asset sale offer/consent solicitation expiration date.

Acceptance of Old Notes for Exchange or Purchase and Acceptance of Consents; Delivery of Preferred Stock, Warrants and New Notes

     Upon satisfaction or waiver of all the conditions to the exchange offer, Kaiser will accept any and all old notes that are properly tendered in the exchange offer, old notes properly tendered in the asset sale offer and consents properly tendered in the consent solicitation prior to 5:00 p.m., New York City time, on the exchange/asset sale offer/consent solicitation expiration date. The preferred stock, warrants and new notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes, when, as, and if we have given oral followed by written notice to the exchange/solicitation/paying agent. Immediately prior to consummation of the exchange offer, we will consummate the asset sale offer and purchase for cash at par on a pro rata basis from the holders of old notes who elect to participate an aggregate of up to $40 million principal amount of old notes.

Revocation of Consents

     We will process all properly completed and executed letters of transmittal and consent forms we receive, unless we receive from a holder a properly completed and duly executed notice of revocation at any time prior to the exchange/asset sale offer/consent solicitation expiration date. Until the exchange/asset sale offer/consent solicitation expiration date, any holder may revoke a consent as to any or all old notes if we receive notice of revocation.

The Exchange/Solicitation/Paying Agent; Assistance

     The Bank of New York is the exchange/solicitation/paying agent. All tendered old notes and consents, executed letters of transmittal and consent forms and other related documents should be directed to the exchange/solicitation/paying agent. Questions and requests for assistance and requests for additional copies of the prospectus, a letter of transmittal and other related documents should be addressed to the exchange/solicitation/paying agent as follows:

                       Exchange/Solicitation/Paying Agent

By Registered or Certified         By Overnight Courier:                 By Hand:                      By Facsimile:
        Mail:                    The Bank of New York            The Bank of New York            The Bank of New York
The Bank of New York             Reorganization Department       Attention:  Reorganization      Reorganization Department
Attention:  Jennifer Pedi        Attention:  Jennifer Pedi        Corporate Trust Services       Attention:  Jennifer Pedi
101 Barclay Street, 7 East       101 Barclay Street, 7 East         Window, Ground Level               (212) 815-6339
New York, New York  10286        New York, New York  10286       101 Barclay Street, 7 East
                                                                 New York, New York  10286         Confirm by telephone:
                                                                                                       (212) 815-6331

Financial Advisor to Kaiser

     We have engaged Jefferies & Company, Inc. to provide financial advisory services to us in connection with the proposed recapitalization. As part of such services, employees of Jefferies may solicit, on our behalf, holders of old notes to tender their old notes in the exchange offer and the asset sale offer and to deliver their consent to the proposed amendments to the indenture governing the old notes. As consideration for providing these services, we have agreed to pay Jefferies certain fees, to reimburse its reasonable out-of-pocket expenses and to indemnify it against liabilities, including liabilities they may incur under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Fees and Expenses

     In addition to the fees and expenses payable to Jefferies that are described above, we will pay all other fees and expenses incurred in connection with the recapitalization, including each of the following:

     . fees and disbursements of legal counsel and a financial advisor retained by the ad hoc committee of holders of old notes formed to participate with our representatives in the determination of the terms of the recapitalization,

     . fees and disbursements of our counsel and independent certified public accountants,

     .    SEC registration and NYSE listing fees, and

     . customary fees and out-of-pocket expenses incurred by the exchange/solicitation/paying agent for their services in connection with the recapitalization.

     We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of the transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption is not submitted with the letter of transmittal and consent form, the amount of these transfer taxes will be billed directly to the tendering holder.


                                    BUSINESS

     Kaiser is a global provider of engineering, construction management, and project and program management services. Kaiser also owns a 50% interest in Kaiser-Hill Company, LLC, which serves as the integrated management contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site.

Overview of Services and Markets

     Kaiser's activities are focused on serving clients in five major lines of business: transit and transportation; alumina/aluminum; facilities engineering and management, including wastewater treatment; iron and steel; and microelectronics and clean technology.

     Transit and Transportation - Kaiser's transit and transportation services support the planning, design, engineering, and construction of heavy- and light-rail transit systems, high-speed rail, peoplemovers, bus systems, highways and bridges, and airport improvements. We are developing state-of-the- art transit systems for 20 cities worldwide and designing major highway projects throughout the United States and in selected international markets. Domestic growth is driven by the Federal Transportation Equity Act for the 21st Century. Passed in July 1998, the bill authorized $217 billion of spending during the next six years in transit and highway programs. Significant opportunities also exist internationally as developing countries seek to improve their transit systems. Current projects include transit systems in Seattle, Orlando, Los Angeles, the Philippines, and Turkey; an intercity freight and passenger rail line in Portugal; and multi-million dollar highway and bridge improvements in California, Florida, Massachusetts, and Oklahoma.

     Alumina/Aluminum - Kaiser provides design and construction services for expansion and modernization of some of the world's largest alumina and aluminum facilities in locations from Kentucky to the Middle East and Australia. Our areas of expertise include bauxite mining and handling; alumina refining; aluminum reduction; and fabrication and rolling. Domestic opportunities involve maintaining and retrofitting existing plants and replacing aging production capacity with newer, more efficient, and environmentally responsible facilities. Outside of the United States, there will be greater focus on building new facilities. Current projects include detailed design engineering, procurement, and construction management for the expansion of a $500 million alumina refinery in Western Australia, and engineering and design services for an aluminum expansion project in the mid-western United States.

     Facilities and Water/Wastewater - Kaiser provides engineering services to public- and private-sector clients who need to modernize or maintain facilities; design and build new capacity for the future; or improve existing operations and environmental conditions. Future growth in this area of activity will be based in part on the trend toward outsourcing by both private- and public-sector clients. Kaiser's largest project of this type involves serving, through Kaiser-Hill Company, LLC, as the integrating management contractor at the DOE Rocky Flats site, a former nuclear weapons production facility near Denver, Colorado. In another significant project, Kaiser serves as construction manager for the $3.4 billion Boston Harbor cleanup project that is currently scheduled to continue through December 31, 2002.

     Iron and Steel - Kaiser supports the iron and steel industry by providing traditional services such as engineering, design, and project and construction management for plant expansions, modernizations, and greenfield development. Kaiser is the sole U.S. domestic designer and builder of coke ovens and coke oven machinery, and is active in the development of mini-mills as an alternative, cost-effective method of making steel. For example, we are providing turnkey engineering and construction services for the new $262 million thin-slab casting mini-mill project for Nova Hut, a.s. in Ostrava, Czech Republic.

     Microelectronics and Clean Technology - Kaiser also provides design/build services for the microelectronics, semiconductor, biotechnology, and telecommunication industries. We have constructed or remodeled over seven million square feet of manufacturing, office, and other facilities, including more than 500,000 square feet of cleanrooms, from class 1 to class 10,000. Following a contraction over the past several years, this market is expected to experience growth over the next two years, driven primarily by the automotive industry and advanced technology manufacturers' needs for increased manufacturing capacity and capabilities. A major project is the $219 million semiconductor facility for Motorola in Arizona.

     Kaiser-Hill Company, LLC is equally owned by Kaiser and CH2M Hill Companies Ltd.; Kaiser designates a majority of the members of Kaiser-Hill's Board of Managers. The scope of Kaiser-Hill's contract with the DOE includes all elements of daily and long-term operation of the site, including stabilizing and safely storing more than 14 tons of plutonium, cleaning up areas contaminated with hazardous and radioactive waste, and restoring much of the 6,000-acre site for future use by the public. Kaiser-Hill's contract with the DOE currently expires in September 2000. On July 30, 1999, the DOE announced that it intends to negotiate with Kaiser-Hill for a new contract for services through the closure of the Rocky Flats site in 2006. Such negotiations are expected to begin in early October. The DOE has stated that if a new contract has not been entered into by November 30, 1999, it intends to conduct a competition for the new contract. We can provide no assurance as to Kaiser-Hill's ability to compete for or win a new contract if Kaiser-Hill is unable to enter into a new contract through negotiations.

General Information about Kaiser

     Competition and Contract Award Process

     The market for Kaiser's services is highly competitive. Kaiser competes with many other engineering and construction, program and project management services firms ranging from small firms to large multinational firms having substantially greater financial, management and marketing resources than Kaiser. Other competitive factors include quality of services, technical qualifications, reputation, geographic presence, price, and the availability of key professional personnel.

     Private-Sector Work. Competition for private-sector work generally is based on several factors, including quality of work, reputation, price and marketing approach. Kaiser's objective is to establish and maintain a strong competitive position in its areas of operations by adhering to its basic philosophy of delivering high-quality work in a timely fashion within its clients' budget constraints.

     Public-Sector Work. Most of Kaiser's contracts with public-sector clients are awarded through a competitive bidding process that places no limit on the number or type of offerors. The process usually begins with a government request for proposals that delineates the size and scope of the proposed contract. Proposals are evaluated by the government on the basis of technical merit, including responses to mandatory solicitation provisions, corporate and personnel qualifications, experience, and cost. Kaiser believes that its experience and ongoing work strengthen its technical qualifications and, thereby, enhance its ability to compete successfully for future government work.

     Teaming Arrangements and Joint Ventures. In both the private and public sectors, Kaiser, acting either as a prime contractor or as a subcontractor, may join with other firms to form a team or a joint venture that competes for a single contract or submits a single proposal. Because a team of firms or a joint venture almost always can offer a stronger set of qualifications than any firm standing alone, these arrangements often are very important to the success of a particular competition or proposal. Kaiser maintains a large network of business relationships with other companies and has drawn repeatedly upon these relationships to form winning teams.

     Contract Structure. Kaiser operates under a number of different types of contract structures with its private- and public-sector clients, the most common of which are cost plus and fixed price. Under cost plus contracts, Kaiser's costs are reimbursed with a fee, either fixed or percentage of cost, and/or an incentive or award fee offered to provide inducement for effective project management. A variation of cost plus contracts are time-and-materials contracts under which Kaiser is paid at a specified fixed hourly rate for direct labor hours worked. Under fixed price contracts, Kaiser is paid a predetermined amount for all services provided as detailed in the design and performance specifications agreed to at the project's inception, and under which Kaiser retains more performance risk than under cost plus contracts. While these fixed price contracts can result in higher profit margins, they also can be costly if Kaiser experiences cost overruns that are not recoverable from the client.

     Customers

     Kaiser's domestic clients include the DOE and other federal departments and agencies; major corporations in the energy, transportation, chemical, steel, aluminum, mining, and manufacturing industries; utilities; and a variety of state and local government agencies throughout the United States. The DOE accounted for approximately 54% of Kaiser's consolidated gross revenue for the year ended December 31, 1998, approximately 56% for the year ended December 31, 1997, and approximately 69% for the year ended December 31, 1996. The DOE percentage will increase for fiscal 1999 since Kaiser has disposed of its EFM and Consulting Groups and continues to consolidate in its financial statements the results of Kaiser-Hill Company, LLC.

     Kaiser's international clients include both private firms and foreign government agencies. For the years ended December 31, 1998, 1997, and 1996, foreign clients accounted for approximately 10.1%, 14.2%, and 5.8% of Kaiser's consolidated gross revenue, respectively. Mainly due to the sales of the EFM and Consulting Groups, the Company currently expects this percentage to increase to approximately 35-40% in 1999. For information concerning gross revenue, operating income, and identifiable assets of Kaiser's business by geographic area during 1998, see note 12 to the consolidated financial statements included in Kaiser's 1998 Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference into and delivered with this prospectus.

     Backlog

     Backlog refers to the aggregate amount of gross contract revenue remaining to be earned pursuant to signed contracts extending beyond one year. Kaiser ended 1998 with $3.2 billion in contract backlog. The reduction from $4.1 billion of backlog at December 31, 1997 is due primarily to the completion of another year of the Kaiser-Hill Rocky Flats contract, resulting in the conversion of approximately $632.6 million of the 1997 backlog into revenue in 1998. The backlog of the EFM and Consulting Groups totaled $659 million and $540 million, respectively, at December 31, 1998. Kaiser expects to work off 42% of the $2 billion engineering and construction and Kaiser-Hill backlog during 1999.

       Kaiser ended the second quarter of 1999 with approximately $900 million in contract backlog for its continuing operations; $650 million for Kaiser-Hill and $250 million for the Engineering and Construction Group.

     Kaiser believes that backlog is not a predictor of future gross or service revenue. Most of Kaiser's backlog relates to the Kaiser-Hill Rocky Flats contract. With the dispositions of the EFM and Consulting Groups, which were involved, to a significant extent, in providing services to the Federal government, backlog is less of an indicator of future revenue than was the case prior to those dispositions.

     Potential Liabilities Involving Clients and Third Parties

     In performing services for its clients, Kaiser could potentially be liable for breach of contract, personal injury, property damage, and negligence, including improper or negligent performance or design, failure to meet specifications, and breaches of express or implied warranties. The damages available to a client, should it prevail in its claims, are potentially large and could include consequential damages.

     Under Kaiser-Hill's contract with the DOE, Kaiser-Hill is not responsible for, and the DOE pays all costs associated with, any liability, including without limitation, a claim involving strict or absolute liability and any civil fine or penalty, expense, or remediation cost, but limited to those of a civil nature, which may be incurred by, imposed on, or asserted against Kaiser-Hill arising out of any act or failure to act, condition, or exposure which occurred before Kaiser-Hill assumed responsibility on July 1, 1995 ("pre- existing conditions"). To the extent the acts or omissions of Kaiser-Hill constitute willful misconduct, lack of good faith, or failure to exercise prudent business judgment on the part of Kaiser-Hill's managerial personnel and cause or add to any liability, expense, or remediation cost resulting from pre- existing conditions, Kaiser-Hill is responsible, but only for the incremental liability, expense, or remediation caused by Kaiser-Hill.

     The Kaiser-Hill contract further provides that Kaiser-Hill will be reimbursed for the reasonable cost of bonds and insurance allocable to the Rocky Flats contract and for liabilities and expenses incidental to these liabilities, including litigation costs, to third parties not compensated by insurance or otherwise. The exception to this reimbursement provision applies to liabilities caused by the willful misconduct or lack of good faith of Kaiser-Hill's managerial personnel or the failure to exercise prudent business judgment by Kaiser-Hill's managerial personnel.

     Insurance

     Kaiser has a comprehensive risk management and insurance program that provides a structured approach to protecting Kaiser. Included in this program are coverages for:

     .    general, automobile, pollution impairment, and professional liability;
     .    workers' compensation; and
     .    employers and property liability.

Kaiser believes that the insurance it maintains, including self-insurance, is in amounts and protects against risks as is customarily maintained by similar businesses operating in comparable markets. At this time, Kaiser expects to continue to be able to obtain insurance in amounts generally available to firms in its industry. There can be no assurance that this situation will continue, and if insurance of these types is not available, it could have a material adverse effect on Kaiser.

     Kaiser has pollution insurance coverage on a claims-made basis, in amounts and on terms that are economically reasonable, against possible liabilities that may be incurred in connection with its conduct of its environmental business.
An uninsured claim arising out of Kaiser's environmental activities, however, if successful and of sufficient magnitude, could have a material adverse effect on Kaiser.

     Government Regulation

     In the past, Kaiser had a number of cost-reimbursement contracts with the U.S. government, the costs of which are subject to audit by the U.S. government. Most of these contracts were held by Kaiser's former EFM and Consulting Groups, but Kaiser has retained many of the liabilities associated with the pre-closing performance of these contracts. As a result of pending audits related to fiscal year 1986 forward, the government has asserted, among other things, that some costs claimed as reimbursable under government contracts either were not allowable or not allocated in accordance with federal procurement regulations. Kaiser is actively working with the government to resolve these issues. Kaiser has provided for its estimate of the potential effect of issues that have been quantified, including its estimate of disallowed costs for the periods currently under audit and for periods not yet audited. Many of the issues, however, have not been quantified by the government or Kaiser, and others are qualitative in nature, and their potential financial impact, if any, is not quantifiable by the government or Kaiser at this time. This provision will be reviewed periodically as discussions with the government progress.

     Kaiser may, from time to time, either individually or in conjunction with other government contractors operating in similar types of businesses, be involved in U.S. government investigations for alleged violations of procurement or other federal laws and regulations. Kaiser currently is the subject of a number of U.S. government investigations and is cooperating with the responsible government agencies involved. No charges presently are known to have been filed against Kaiser by these agencies.

     Employees

     As of June 30, 1999 Kaiser had approximately 3,300 employees, and Kaiser believes that its relations with its employees are good. Of this total, approximately 1,700 persons are employed at Kaiser-Hill's Rocky Flats site in Colorado. Approximately 1,300 of the Rocky Flats employees are represented by the United Steelworkers of America, Local 8031. Almost all of the union employees are contracted out to other companies working at Rocky Flats. Kaiser believes that its relations with the union are good.

Corporate History and Properties

     ICF Kaiser International, Inc. is a Delaware corporation incorporated in 1987 under the name American Capital and Research Corporation. It is the successor to ICF Incorporated, a nationwide consulting firm organized in 1969. In 1998 Kaiser acquired the Kaiser Engineers business, which dates from 1914. In the near future, Kaiser plans to change its name to Kaiser Group International, Inc. and its ticker-symbol to "KSR." The name of its principal operating subsidiary in the United States will be changed to Kaiser Engineers, Inc.

     Kaiser's activities are carried out through operating subsidiaries and more than 30 offices throughout the world. Kaiser's headquarters are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3600. Kaiser's operations are organized into North American and International regions. The North American regional headquarters is located in Fairfax, Virginia, and the International regional headquarters is located at Q.V. 1 Building, George's Terrace, Perth WA 6000 Australia, telephone 61-89-366-5366.

     Kaiser's operations are conducted in leased facilities or in facilities provided by the Federal government or other clients. Because Kaiser's operations generally do not require the maintenance of unique facilities, suitable office space is available for lease in all of the geographic areas currently served. Kaiser believes that adequate space to conduct its operations will be available for the foreseeable future. For information concerning an investment by Kaiser in Fairfax, Virginia land and buildings where Kaiser's headquarters are located, see notes 4 and 9 to the consolidated financial statements included in Kaiser's 1998 Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference into and delivered with this prospectus.

Legal Proceedings

     In the course of Kaiser's normal business activities, various claims or charges have been asserted and litigation commenced against Kaiser arising from or related to properties, injuries to persons, and breaches of contract, as well as claims related to acquisitions and dispositions. Claimed amounts may not bear any reasonable relationship to the merits of the claim or to a final court award. In the opinion of management, an adequate reserve has been provided for final judgments, if any, in excess of insurance coverage, that might be rendered against Kaiser in the event of litigation. See "Risk Factors" and note 7 to the consolidated financial statements included in Kaiser's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, which is incorporated by reference into and delivered with this prospectus for a description of certain pending legal proceedings.

                                   MANAGEMENT

     During 1999, Kaiser implemented certain changes in its executive management. These changes were made in light of the changes in Kaiser's business focus that resulted from its sale of the EFM and Consulting Groups, and in order to manage Kaiser's operations during what is expected to be a period of significant change, including the recapitalization described in this prospectus. The following individuals currently serve as the principal executive officers of Kaiser:

     James J. Maiwurm, 50, Chairman of the Board, President and Chief Executive Officer. Mr. Maiwurm has been President and Chief Executive Officer of Kaiser since April 19, 1999. Mr. Maiwurm was elected to, and as Chairman of, the Board of Directors of Kaiser on June 7, 1999. Mr. Maiwurm serves as Managing Member of the board of managing directors of Kaiser-Hill Company, LLC, the joint venture that conducts the performance based integrating management services at the Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado. From August 1998 until elected as Kaiser's President and Chief Executive Officer, Mr. Maiwurm was a partner of Squire Sanders & Dempsey L.L.P., Washington, D.C., and prior to August 1998 was a partner of Crowell & Moring LLP, Washington, D.C. Both law firms served as counsel to Kaiser. Mr. Maiwurm is a member of the Board of Trustees of Davis Memorial Goodwill Industries, Washington, D.C., a non-profit entity, and is a member of the board of directors of Workflow Management, Inc., an integrated graphic arts company providing documents, envelopes and commercial printing to businesses in North America, the stock of which is traded on the Nasdaq National Market System. Mr. Maiwurm graduated from the College of Wooster (B.A.) and the University of Michigan Law School (J.D.).

     S. Robert Cochran, 46, Executive Vice President and President, North America. Mr. Cochran has been President, North America for ICF Kaiser International, Inc. since April 1999. Mr. Cochran serves on the board of managing directors of Kaiser-Hill Company, LLC, the joint venture that conducts the performance based integrating management services at the Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado. Prior to that, he was Senior Vice President for Business Development for Kaiser's former EFM Group. Before joining Kaiser in 1995, Mr. Cochran was Senior Vice President of Hazwaste Industries, Inc. & Earth Technology Incorporated, focusing primarily on business development in the hazardous and radioactive site cleanup area. He was Senior Vice President and partner with Interface Incorporated; served as Vice President of PEI/IT; was senior project and geotechnical group manager with JRB/SAIC; and for Versar, Inc., worked as a senior project geologist. He received a B.S. in Geology from James Madison University and is a registered professional geologist.

     Richard A. Leupen, 45, has been Executive Vice President and President, International of Kaiser since April 1999. Prior thereto, he was President of the Engineers & Constructors Group of Kaiser from August 1998. Mr. Leupen has held senior management positions in Kaiser's former Engineers & Constructors Group since 1995. Prior to joining Kaiser, Mr. Leupen worked for Protech Pty. Ltd. Mr. Leupen also serves as Managing Director of KWP Kenwalt Australia Pty. Limited, and as a director of Weda Bay Minerals Ltd. (Calgary), Strand Mining Pte. Ltd. (Singapore) Pty. Limited, Strand Management Pty. Limited as well as serving as a director of a number of Kaiser subsidiaries and affiliates. Mr. Leupen graduated from the University of South Wales in Australia (B.S.).

     Timothy P. O'Connor, 34, Executive Vice President and Chief Financial Officer. Mr. O'Connor has been Executive Vice President and Chief Financial Officer of ICF Kaiser International, Inc. since 1999. He had been Treasurer of Kaiser since May 1997 and has been employed by Kaiser in various financial positions since 1995. From 1990 until 1995, Mr. O'Connor was employed by Lockheed Martin Corporation of Bethesda, Maryland, where he held a number of financial positions. Prior to that, Mr. O'Connor worked for General Electric Company and Lazard Freres and Co. of New York. Mr. O'Connor, who is a Certified Cash Manager, graduated from the University of Delaware (B.S.).

                             UNITED STATES FEDERAL
                           INCOME TAX CONSIDERATIONS

     The following discussion sets forth the opinion of Squire, Sanders & Dempsey L.L.P, counsel to Kaiser, regarding the material United States federal income tax consequences to holders of old notes resulting from the exchange, the cash purchase of the old notes pursuant to the asset sale offer, and the consent solicitation. The discussion assumes that holders hold the old notes, preferred stock, warrants and new notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. Further, this discussion assumes that the old notes are treated as debt and not equity for United States federal income tax purposes. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to holders who may be subject to special federal income tax laws, such as dealers in securities, financial institutions, life insurance companies, individuals who are not citizens or residents of the United States or corporations, partnerships or other entities that are not organized under the laws of the United States or any political subdivision, or persons that hold the old notes, the preferred stock, the warrants, or the new notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction. In addition, the following discussion does not consider the effect of any applicable foreign, state or local tax laws.

     The discussion below is based upon the current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations promulgated under the Internal Revenue Code, rulings of the Internal Revenue Service and judicial decisions now in effect as of the date of this prospectus. Such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those described below.

     As discussed below, the exchange, together with the cash purchase of old notes, should constitute a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code. However, Kaiser will not seek a ruling from the Internal Revenue Service regarding any of the tax issues described in this discussion, including the tax treatment of the exchange and cash purchase as a recapitalization. Moreover, as noted in the discussion, issues relevant to the federal income tax consequences of some matters are factual in nature, and other issues involve areas of law that are ambiguous or with respect to which legal authority is lacking and as to which limited guidance is available. It is possible, for example, that the Internal Revenue Service may challenge the treatment of the exchange and cash purchase of old notes as a recapitalization and assert either that the exchange and cash purchase must be treated independently for federal income tax purposes and/or that the exchange is a taxable transaction because the old notes do not constitute "securities" or because of other legal positions. Consequently, there can be no assurance that the Service will not challenge one or more of the tax consequences described below.

     This discussion does not purport to deal with all aspects of United States federal income taxation that, because of specific circumstances applicable to a holder, might be relevant to a holder's decision to participate in the exchange, the cash purchase of the old notes pursuant to the asset sale offer, or the consent solicitation or to the ownership and disposition of the preferred stock, warrants and new notes. Holders are urged to consult their tax advisors concerning the United States federal income tax considerations that may be specific to them as well as any tax consequences arising under the laws of any other taxing jurisdiction.

Tax Consequences to the Holders Upon the Exchange and Cash Purchase of Old Notes

     Importance of Whether the Old Notes Constitute "Securities." The federal income tax consequences to the holders of old notes will depend, in part, on whether the old notes constitute "securities" for federal income tax purposes. The term "security" is not defined in the Internal Revenue Code or in the Treasury Regulations and has not been clearly defined in court decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a "security," one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. In general, instruments with an original term of more than ten years are likely to be treated as "securities," and instruments with an original term of less than five years are unlikely to be treated as "securities." Because the term of the old notes is between five and ten years, it is impossible to be certain regarding the treatment of such old notes as "securities." Nevertheless, although the issue is not free from doubt, the old notes should constitute "securities" for federal income tax purposes. BECAUSE THE ISSUE IS UNCERTAIN, HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE PROPER TREATMENT OF THE OLD NOTES.

     Treatment of the Exchange and the Purchase of Old Notes as a Recapitalization Under Internal Revenue Code Section 368. Assuming that the old notes are treated as securities, the exchange of old notes for preferred stock, warrants and new notes, and the purchase by Kaiser of old notes for cash, should be treated together as a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code. The new notes likely will not be considered "securities" for federal income tax purposes. If the exchange and purchase together qualify as a recapitalization, a holder that both exchanges old notes for preferred stock, warrants and new notes and sells old notes pursuant to the asset sale offer by Kaiser will recognize gain, but not loss, generally equal to the lesser of:

     . the amount of cash received in the purchase of old notes and the fair market value of new notes received in the exchange, or

     . the amount of gain realized in the purchase and exchange, which is the excess, if any, of

          . the sum of the cash received in the purchase of old notes plus the total of the fair market values of the preferred stock, warrants and new notes received in the exchange over

          . the holder's aggregate adjusted tax basis in the old notes purchased and exchanged.

A holder that only exchanges old notes for preferred stock, warrants and new notes will recognize gain, but not loss, generally equal to the lesser of:

     .    the fair market value of the new notes received in the exchange, or

     . the amount of gain realized in the exchange, which is the excess, if any, of

          . the total of the fair market values of the preferred stock, warrants and new notes received in the exchange over

          . the holder's aggregate adjusted tax basis in the old notes exchanged.

     Any recognized gain will generally be treated as capital gain and will be long-term capital gain if the holder held the old notes for more than 12 months. If, however, a holder purchased the old notes at a market discount within the meaning of Internal Revenue Code Section 1278, any gain recognized will be treated as ordinary income to the extent of the accrued market discount on the old notes.

     A holder who participates in the purchase and exchange will generally have a tax basis in the preferred stock and warrants received in the exchange equal to the holder's adjusted tax basis in the old notes purchased and exchanged, decreased by the sum of the amount of cash received in the purchase and the fair market value of the new notes received in the exchange, and increased by the amount of gain, if any, recognized in the purchase and exchange. That basis will be allocated between the preferred stock and warrants in proportion to their relative fair market values. A holder will have a basis in the new notes equal to their fair market value at the time of the exchange. A holder's holding period for the preferred stock and warrants will include the holding period for the old notes exchanged. A holder's holding period for the new notes will begin on the day following the day of the exchange.

     A holder who participates only in the exchange will generally have a tax basis in the preferred stock and warrants received in the exchange equal to the holder's adjusted tax basis in the old notes exchanged, decreased by the fair market value of the new notes received in the exchange, and increased by the amount of gain, if any, recognized in the exchange. That basis will be allocated between the preferred stock and warrants in proportion to their relative fair market values on the date of the exchange. A holder will have a basis in the new notes equal to their fair market value at the time of the exchange. A holder's holding period for the preferred stock and warrants will include the holding period for the old notes exchanged. A holder's holding period for the new notes will begin on the day following the day of the exchange.

     Treatment of the Exchange as a Recapitalization Under Internal Revenue Code
Section 368 But Treatment of the Purchase of Old Notes as a Separate Transaction. It is possible that the Internal Revenue Service could successfully claim that the purchase of old notes and the exchange must be treated independently of each other for federal income tax purposes. In that event, if the exchange qualifies as a recapitalization, a holder that exchanges old notes for preferred stock, warrants and new notes will recognize gain, but not loss, generally equal to the lesser of:

     .    the fair market value of the new notes received in the exchange, or

     . the amount of gain realized in the exchange, which is the excess, if any, of

          . the total of the fair market values of the preferred stock, warrants and new notes received in the exchange over

          . the holder's aggregate adjusted tax basis in the old notes exchanged.

The holder's aggregate tax basis in the preferred stock and warrants received in the exchange will generally be equal to the holder's adjusted tax basis in the old notes exchanged, decreased by the fair market value of the new notes received in the exchange, and increased by the amount of gain, if any, recognized in the exchange. That basis will be allocated between the preferred stock and warrants in proportion to their relative fair market values on the date of the exchange. A holder will have a basis in the new notes equal to their fair market value at the time of the exchange. A holder's holding period for the preferred stock and warrants will include the holding period for the old notes exchanged. A holder's holding period for the new notes will begin on the day following the day of the exchange.

     Further, if the Internal Revenue Service successfully claims that the purchase of old notes and the exchange must be treated independently of each other for federal income tax purposes, a holder whose old notes are purchased will recognize an amount of gain or loss generally equal to the amount of cash received minus the holder's adjusted tax basis in the old notes purchased. Subject to the market discount rules discussed above, any recognized gain or loss would generally be treated as capital gain or loss and would be long-term capital gain or loss if the holder held the old notes for more than 12 months.

     Treatment of the Exchange as a Taxable Exchange. Assuming that the old notes constitute "securities" for federal income tax purposes, the purchase of old notes and the exchange should constitute a recapitalization under Internal Revenue Code Section 368 resulting in the federal income tax consequences discussed above under "Treatment of the Exchange and Purchase of Old Notes as a Recapitalization Under Internal Revenue Code Section 368." However, Kaiser will not seek a ruling from the Internal Revenue Service regarding the treatment of the old notes as "securities," and it is possible that the Internal Revenue Service may challenge this treatment. If this challenge were successful, the exchange would be considered a taxable exchange with the likely result that a holder would recognize gain or loss upon the exchange, in addition to any gain or loss recognized on the purchase, generally equal to the difference between:

     . the sum of the fair market values of the preferred stock, warrants and new notes received in the exchange, and

     .    the holder's adjusted tax basis in the old notes exchanged.

     Subject to the market discount rules discussed above, any recognized gain or loss would generally be treated as capital gain or loss and would be long-term capital gain or loss if the holder held the old notes for more than 12 months. A holder's tax basis in the preferred stock, warrants and new notes would equal their respective fair market values, and their holding period would begin on the day following the day of the exchange.

     Payment of Accrued Interest on Old Notes. Regardless of the treatment of the purchase and exchange as described above, a holder, in addition to any gain recognized as a result of the purchase and exchange, will recognize ordinary income attributable to any consideration received as payment for accrued interest on the old notes that was not previously included in the holder's income. Holders that have already included the accrued interest in income will not recognize any additional income as a result of the consideration received as payment for the accrued interest on the old notes.

     For federal income tax purposes, it is unclear how much, if any, of the cash payment in the purchase and the preferred stock, warrants and new notes issued in the exchange should be allocated to accrued interest. Consistent with the form of the transaction to be consummated as part of the solicitation, Kaiser intends to take the position for tax and accounting purposes, and for purposes of backup withholding and information reporting, that approximately $______ of the cash paid and $_____ in value of the preferred stock, warrants and new notes issued in the exchange will be paid to holders as payment for accrued interest on the old notes.

     By participating in the purchase and/or exchange, a holder agrees to allocate the cash, preferred stock, warrants and new notes received for the principal amount of the old notes and accrued and unpaid interest in the same manner in which Kaiser will make this allocation. It is possible, however, that the Internal Revenue Service may challenge this allocation and require a holder to allocate the cash, preferred stock, warrants and new notes received first to accrued and unpaid interest on all of the old notes held by the holder, and allocate any remaining cash, preferred stock, warrants and new notes to the principal amount of the old notes. This will have the effect of causing a cash basis holder to report a greater portion of the accrued interest on its old notes as ordinary income. In calculating the amount of gain or loss recognized on the purchase or exchange as described above, the amount of cash, preferred stock, warrants and new notes allocated to accrued interest will not be taken into account.

     Economic Accrual of Redemption Premium on Preferred Stock. The preferred stock will be redeemable, in whole or in part, at the option of Kaiser at any time following the exchange. In addition, upon the occurrence of a change of control, Kaiser is required to offer to purchase the preferred stock. The issue price of such preferred stock is generally the stock's fair market value as of the issue date. For federal income tax purposes, if a corporation issues preferred stock that may be redeemed at a price that is more than a de minimis amount higher than its issue price, the difference is treated as a "redemption premium" that is taxable to the holder on an annual economic accrual basis, which is commonly referred to as a constant-yield-to-maturity basis. In such event, the holder's tax basis in the preferred stock will increase by the amount included in the holder's gross income as accrued redemption premium.

     Where as in this case the preferred stock is optionally redeemable by Kaiser at any time, is subject to a mandatory purchase offer upon a change of control, and is subject to mandatory redemption on December 31, 2004, the determination of the redemption premium and the period over which that redemption premium is accrued and taxable to the holder is determined based on the date that redemption is most likely to occur, provided redemption is more likely than not to occur at some time. Kaiser believes that the most likely date of redemption of the preferred stock is December 30, 2001, at which time the preferred stock will be redeemable at 95% of its liquidation preference. Accordingly, the redemption premium will be the excess of 95% of the liquidation preference of the preferred stock over the fair market value of that stock on its date of issuance. Kaiser is required to and will provide information relating to the accrual of redemption premium to the Internal Revenue Service and make this information available to holders. A holder is required to report the accrued redemption premium for federal income tax purposes consistently with this information unless the holder explicitly discloses to the Internal Revenue Service that its determination of accrued redemption premium differs from that of Kaiser.

       Original Issue Discount on New Notes.   The new notes may have "original
issue discount." Original issue discount is the excess of the stated redemption price at maturity of the new notes over their issue price. The issue price of the new notes will equal:

     . their fair market value if the new notes are treated as traded on an established market within the meaning of the Treasury Regulations,

     . the excess of the fair market value of the old notes over the fair market value of the preferred stock and warrants issued in the exchange, but only if the new notes are not treated as traded on an established market and the old notes, preferred stock and warrants are treated as so traded, or

     . the stated principal amount of the new notes, if neither of the previous two alternatives applies.

     For federal income tax purposes, original issue discount that exceeds a de minimis amount accrues to a holder of a new note over the period to maturity based on the constant yield to maturity method, compounded semi-annually, or over such shorter permitted compounding interval selected by the holder. With respect to an original holder of a new note:

     . is includable in that holder's gross income for federal income tax purposes and

     . is added to that holder's tax basis for purposes of determining gain or loss on the maturity, redemption, prior sale or other disposition of that new note.

     Disposition of Preferred Stock, Warrants, or New Notes. A holder generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of the preferred stock, warrants, or new notes equal to the difference between the amount realized on the disposition and the holder's adjusted tax basis in the preferred stock, warrants, or new notes, as applicable. The gain or loss recognized on such a disposition generally will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period for the preferred stock, warrants, or new notes, as applicable, is more than 12 months. However, an amount of gain up to the amount of accrued market discount, if any, on the old notes at the time of the exchange will be treated as ordinary income, assuming the exchange was treated as a recapitalization under Internal Revenue Code Section 368.

     Exercise of Conversion Option. A holder generally will not recognize gain or loss upon the conversion of shares of preferred stock into shares of common stock. However, any common stock attributable to dividend arrearages on the preferred stock at the time of the conversion will generally be treated as a taxable dividend to the holder. A holder's tax basis in the common stock will generally equal the holder's adjusted tax basis in the preferred stock converted. A holder's holding period for the common stock will include the holding period for the preferred stock converted.

     Exercise of Warrants. A holder will not recognize gain or loss upon the exercise of the warrants. Following exercise of the warrants, a holder's tax basis in any common stock for which the holder paid a cash exercise price should equal the holder's adjusted tax basis in the warrants exercised, increased by the exercise price. A holder's holding period for any common stock for which the holder paid a cash exercise price should commence on the day following the day that the warrants are exercised. A holder's tax basis in any common stock acquired upon exercise of the warrants using preferred stock to pay the exercise price should generally equal the holder's aggregate adjusted tax basis in the preferred stock so used plus the holder's tax basis in the warrants exercised.
A holder's holding period for any common stock acquired upon exercise of the warrants using preferred stock to pay the exercise price should include the holder's holding period for the preferred stock so used.

Solicitation of the Consents of Holders

     Concurrently with the exchange offer, Kaiser will solicit the consents of the holders of the old notes to remove most of the covenants in the old notes indenture. The federal income tax consequences to holders will depend upon whether removal or amendment of the covenants results in a deemed exchange of "modified" notes for the "original" notes. Treasury Regulations promulgated under Section 1001 of the Internal Revenue Code provide that such a deemed exchange occurs if a "significant modification," as described in the Treasury Regulations, in the terms of the debt instrument has occurred, taking into account all relevant facts and circumstances.

     The Treasury Regulations provide that a modification to a debt instrument that adds, deletes, or alters customary accounting or financial covenants is not a significant modification giving rise to a deemed exchange. Based on these Regulations, the removal of the covenants from the old notes indenture will not constitute a significant modification of the old notes. Accordingly, the removal of the covenants from the old notes indenture will not result in a taxable exchange of the old notes under Internal Revenue Code Section 1001.

Backup Withholding and Information Reporting

     Under some circumstances, a holder may be subject to backup withholding at a 31% rate on payments received in the purchase or exchange and with respect to the preferred stock, warrants and new notes issued in the exchange. This withholding generally applies only if the holder:

     . fails to furnish the holder's social security or other taxpayer identification number,

     .  furnishes an incorrect taxpayer identification number,

     . is notified by the Internal Revenue Service that the holder has failed to report payment of interest and dividends properly and the Internal Revenue Service has notified Kaiser that the holder is subject to backup withholding, or

     . fails, under some circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number provided is the holder's correct number and that the holder is not subject to backup withholding.

     Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against the holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Some holders, such as corporations and financial institutions, are not subject to backup withholding. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

     Because the purchase and exchange should be treated as a recapitalization under Internal Revenue Code Section 368, holders will be required to file information regarding the purchase and exchange in connection with filing their federal income tax returns for the period in which the purchase and exchange occur.

Tax Consequences to Kaiser Upon the Purchase and Exchange of Old Notes

     Discharge of Indebtedness. The principal amount of Kaiser's aggregate outstanding indebtedness will be reduced upon the cash purchase and exchange of the old notes. Generally, the cancellation or other discharge of indebtedness triggers ordinary income to a debtor unless payment of the liability would have given rise to a deduction. The amount of the discharge of indebtedness income generally will be equal to the excess of the adjusted issue price, as defined in Treasury Regulation Section 1.1275-1(b), of the indebtedness discharged over the aggregate value of cash and other property, including the preferred stock, warrants and new notes, transferred in satisfaction of the indebtedness.

     However, Kaiser may not realize taxable income from discharge of indebtedness if the discharge of indebtedness occurs while Kaiser is "insolvent," as defined in Internal Revenue Code Section 108(d)(3), or if the discharge occurs while Kaiser is under the jurisdiction of a court in a bankruptcy proceeding under title 11 of the United States Code and the discharge of indebtedness is granted by the court or is pursuant to a plan approved by the court.

     If the discharge occurs while Kaiser is insolvent, to the extent that the amount of the discharge of indebtedness does not exceed the amount by which Kaiser is insolvent, certain tax attributes, including net operating losses, otherwise available to Kaiser will be reduced, generally by the amount that would otherwise be included as ordinary income. These attribute reductions will generally have the effect of increasing Kaiser's federal income tax liability in subsequent taxable years. The extent, if any, to which Kaiser is insolvent is determined for this purpose immediately before the discharge of indebtedness.

     If the discharge occurs while Kaiser is in a title 11 case, the entire amount of the discharge (which would otherwise be included as ordinary income) will be applied to reduce tax attributes, including net operating losses, that would be otherwise be available to Kaiser. These attribute reductions will generally have the effect of increasing Kaiser's federal income tax liability in subsequent taxable years.


                   DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

     General. We are offering 2,600,000 shares of redeemable convertible preferred stock as part of the exchange offer.

     Liquidation Preference. The preferred stock will have an aggregate liquidation preference of $65 million, or $25 per share, plus accrued interest on the old notes from July 1, 1999 through the date of the closing of the recapitalization. This means that, if Kaiser is liquidated, dissolved or wound up, each holder of a share of preferred stock will be entitled to be paid the per share liquidation preference plus the pro rata portion of that accrued interest. As a holder of preferred stock, you will not be entitled to any further payment.

     If the assets remaining after distribution to holders of debt and other obligations are insufficient to pay all of the holders of preferred stock, any remaining assets will be distributed on a proportionate basis to the holders of preferred stock. In a liquidation, holders of preferred stock must be paid before any holders of Kaiser common stock and other junior securities receive any payments for their shares.

     Rank. The preferred stock will rank ahead of Kaiser's common stock. It is not expected that there will be other classes of preferred stock immediately after the recapitalization. The Kaiser Board of Directors could at any time after the recapitalization authorize the issuance of preferred stock that ranks equal with the preferred stock. However, it may not authorize the issuance of preferred stock that ranks senior to the preferred stock or the issuance of additional debt without the consent of holders of two-thirds of the preferred stock or the unanimous consent of the directors elected by holders of the preferred stock.

     Dividends. Cumulative dividends on the preferred stock will be payable in cash on a quarterly basis at an initial rate per year equal to ____% of the liquidation preference per share. The dividend rate on the preferred stock will increase to 12% on December 31, 2001.

     If we fail for any reason to pay a dividend in cash in any quarter, and if we fail to pay the delinquent dividend and the current dividend in the following quarter, holders of the preferred stock will have the right to appoint two additional directors for the two dividends missed and one additional director if any future dividend payment is missed, up to a maximum of three additional directors. The size of our Board of Directors will be expanded accordingly. Unpaid dividends will accumulate as additional dividends at 12% per year, which amount will be added to the liquidation preference.

     Conversion. The preferred stock will be convertible into our common stock at the option of the holder, subject to prior notice of redemption, at any time on or after December 31, 2001. The number of shares of common stock into which each share of preferred stock will be converted will be determined by reference to the average closing price of our common stock for the 20 consecutive trading days preceding the conversion election.

     Redemption. We will have the option to redeem the preferred stock, in whole or in part, following the consummation of the exchange offer at:

     .  90% of the liquidation preference until June 30, 2001,

     . 95% of the liquidation preference from June 30, 2001 to December 31, 2001, and

     .  100% of the liquidation preference from and after December 31, 2001,

plus in each case accumulated and unpaid dividends.

     If we fail to redeem the preferred stock on or before December 31, 2004, the preferred stock will become immediately convertible into a number of shares of common stock determined by reference to $.01 per share, the holders of the preferred stock will be entitled to appoint two additional directors, and the dividend rate will immediately increase to 14%.

     Change of Control Offer. We must offer to repurchase the preferred stock at 101% of the liquidation preference plus accumulated and unpaid dividends. If we fail to make the offer, the preferred stock will become immediately convertible into a number of shares of common stock determined by reference to $.01 per share, the holders of the preferred stock will be entitled to appoint two additional directors, and the dividend rate will immediately increase to 14%.

     Voting Rights. The holders of the preferred stock generally will be entitled to vote with holders of the common stock on all matters submitted to a vote of our shareholders. However, holders of preferred stock will have special voting rights as a class for the election of directors and special voting rights regarding mergers and liquidations in which they do not receive the liquidation preference. Each share of preferred stock will be entitled to one-fourth of a vote for each preferred share until the time it is convertible, at which point holders will be entitled to the number of votes corresponding to the number of shares into which the preferred stock may be converted. Prior to conversion and assuming a proposed reverse split of the common stock is implemented, the preferred stock will represent approximately 12% of the total voting power of the common and preferred stock. If Kaiser or any of its affiliates holds any preferred stock, they will not be entitled to vote that preferred stock on these matters. The terms of the preferred stock may only be amended with a two-thirds affirmative vote of the holders of preferred stock.

     If the shareholders of Kaiser do not approve the "shareholder democracy" amendments to Kaiser's certificate of incorporation and bylaws at the 1999 Annual Meeting of Shareholders, Kaiser intends to include a proposal seeking the approval of the "shareholder democracy" amendments on the agenda for the 2000 Annual Meeting of Shareholders. Under the terms of the preferred stock to be issued pursuant to the exchange offer, the holders of preferred stock will be entitled to vote on this proposal at the 2000 Annual Meeting of Shareholders that number of shares of common stock into which the preferred stock will be convertible, as if the preferred stock had been converted. See "Description of Common Stock - Summary of Proposed Amendments to Kaiser's Certificate of Incorporation and Bylaws."

     Protective Provisions. Kaiser may not issue senior preferred stock or some types of additional indebtedness without the consent of holders of two-thirds of the preferred stock or the unanimous consent of the directors elected by the preferred stock.

     Warrant Exercise Provision. The preferred stock may be "useable" in the exercise of the warrants issued in the exchange offer, at a value equal to the liquidation preference, plus accumulated and unpaid dividends.


                            DESCRIPTION OF WARRANTS

     General. We are offering as part of the exchange offer an aggregate of up to 882,000 warrants, which will entitle the holders to purchase an aggregate of approximately 15% of our common stock on a fully diluted basis.

     Exercise Price. The exercise price of the warrants will be equal to the average daily closing price of our common stock for the first 20 consecutive trading days following consummation of the exchange offer.

     Fractional Interests. No fractional shares of common stock will be issued upon exercise of the warrants. We will pay to the holder of a warrant at the time of exercise an amount in cash equal to the current market value of any fractional share of Kaiser common stock less a corresponding fraction of the exercise price.

     No Voting Rights. The holders of the warrants will have no right to vote on matters submitted to the shareholders of Kaiser.

     No Dividends or Rights to Share in Assets. The holders of the warrants will have no right to receive dividends. Also, the holders of the warrants will not be entitled to share in the assets of Kaiser if Kaiser is liquidated, dissolved or wound up. If a bankruptcy or reorganization action is commenced by or against Kaiser, a bankruptcy court may hold that unexercised warrants are executory contracts that may be subject to rejection by Kaiser with approval of the bankruptcy court. If this happened, the holders of warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of a bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of the bankruptcy case.

     Procedures for Exercise. You can exercise a warrant by surrendering to Kaiser the warrant certificate evidencing the warrant to be exercised, and delivering a form of election to purchase that is properly completed together with the exercise price. You can pay the exercise price by certified or official bank check or wire transfer payable to Kaiser. Alternatively, a holder can exercise a warrant by using preferred stock issued in the exchange offer, at a value equal to the liquidation value plus accumulated and unpaid dividends.

     After a holder has surrendered warrant certificates and paid the exercise price, Kaiser will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole shares of Kaiser common stock to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining number of warrants.

     Warrant Expiration. The warrants will expire on December 31, 2004 if they have not been exercised prior to this date.

     Registration. The warrants and the common stock underlying the warrants will be registered under the Securities Act.

     Adjustments. The number of shares of common stock that you can purchase upon exercise of the warrants and the exercise price will be subject to customary anti-dilution provisions.

     If Kaiser is subject to a merger, or all or substantially all of Kaiser's assets are sold, each warrant will be exercisable for the right to receive the kind and amount of securities, cash, or property to which the holder would have been entitled if the warrants had been exercised immediately prior to the merger or sale.

                          DESCRIPTION OF COMMON STOCK

Description of Kaiser's Capital Stock

     Kaiser's Board of Directors has submitted proposals to its shareholders that some terms and provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that govern the terms, rights and preferences of Kaiser's capital stock be amended. If these proposals are adopted, the rights attributable to holders of Kaiser common stock would be altered. A summary of the substance of those proposals is included under "Summary of Proposed Amendments to Kaiser's Certificate of Incorporation and Bylaws" below. The following summary does not give effect to the adoption of any of these proposals.

     The authorized capital stock of Kaiser consists of 90,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share. As of September 1, 1999, the outstanding capital stock of Kaiser consisted of 24,833,890 shares of common stock and no shares of preferred stock.

Common Stock

     Each share of common stock has one vote per share on all matters submitted to a vote of shareholders. Kaiser's Amended and Restated Certificate of Incorporation provides that no action may be taken by the holders of shares of common stock by written consent in lieu of holding a meeting of shareholders.

     Kaiser has never paid cash dividends on its common stock. The Board of Directors anticipates that for the foreseeable future no cash dividends will be paid on its common stock and that Kaiser's earnings will be retained for use in the business. The Board of Directors determines Kaiser's common stock dividend policy based on Kaiser's results of operations, payment of dividends on preferred stock, if any is outstanding, financial condition, capital requirements, and other circumstances. Kaiser's debt agreements currently do not permit dividends to be paid on its common stock.

     Holders of common stock have no preemptive or other rights to subscribe for additional shares of capital stock. Upon liquidation, dissolution, or winding up of Kaiser, each share of common stock will share equally in assets legally available for distribution to shareholders.

     The transfer agent and registrar for the common stock is First Chicago Trust Company of New York, 14 Wall Street, Mail Suite 4680, New York, New York 10005. The shareholder relations telephone number at First Chicago is (201) 324-0498, and the First Chicago Web site address is http://www.fctc.com.

     Since September 14, 1993, the common stock has been traded on the New York Stock Exchange under the symbol "ICF." From December 14, 1989, to September 13, 1993, the common stock was traded on the Nasdaq National Market. The number of holders of record of Kaiser common stock was 1,501 as of September 1, 1999. On September 1, 1999, the closing price per share of Kaiser common stock on the NYSE was $0.50. Included in Kaiser's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference into and delivered with this prospectus, is information concerning the high and low sales prices of Kaiser common stock during each of the fiscal quarters during 1997 and 1998.
The table below sets forth this price information, as reported by NYSE, for each of the quarterly periods ended since December 31, 1998.

                                              High    Low
                                             ------  -----
      1999
-----------------
First Quarter                                $1.500  $.813
Second Quarter                               $ .813  $.250
Third Quarter (through September 1, 1999)    $ .500  $.406

Preferred Stock

     Preferred stock is available for issuance from time to time at the discretion of the Board of Directors of Kaiser and without shareholder approval. No shares are currently outstanding. For each series of preferred stock it establishes, the Board of Directors has authority to prescribe the number of shares in that series and the dividend rate. In addition, the Board of Directors has authority to prescribe the voting rights, conversion privileges, redemption, sinking fund provisions and liquidation rights, if any, and any other rights, preferences and limitations of the particular series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. Additionally, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Kaiser without further action by the shareholders. Kaiser's debt agreements currently do not permit dividends to be paid on its preferred stock if any shares of preferred stock were to be issued.

Senior Debt Warrants Issued in 1996

     A total of 105,000 Senior Debt Warrants were issued by Kaiser under a warrant agreement dated as of December 23, 1996, between Kaiser and The Bank of New York, a New York banking corporation, as warrant agent. Each 1996 senior warrant entitles the holder to acquire one share of common stock of Kaiser, upon payment of the exercise price of $2.30, subject to adjustment as described below. All outstanding 1996 Warrants terminate and become void on December 31, 1999. The 1996 Warrants are subject to the terms contained in the 1996 Warrant Agreement; capitalized terms that are not otherwise defined below are used as defined in the 1996 Warrant Agreement. The common stock issuable upon exercise of the 1996 Warrants has been registered with the Securities and Exchange Commission and listed on the New York Stock Exchange.

     Non-Surviving Combination.  If Kaiser proposes to enter into a transaction
     -------------------------
that would constitute a Non-Surviving Combination if consummated, Kaiser must give written notice to the holders promptly after an agreement is reached with respect to the Non-Surviving Combination but in no event less than 30 days prior to the consummation. As used herein, a "Non-Surviving Combination" means any merger, consolidation, or other business combination by Kaiser with one or more persons other than a wholly owned subsidiary of Kaiser in which Kaiser is not the survivor, or a sale of all or substantially all of the assets of Kaiser to one or more of the other persons, if, in connection with any of the foregoing, consideration other than consideration which includes common stock or securities convertible into, or exercisable or exchangeable for, common stock or rights or options to acquire common stock or other securities is distributed to holders of common stock in exchange for all or substantially all of their equity interest in Kaiser.

     In a Non-Surviving Combination, the surviving entity will be obligated to distribute or pay to each holder of the 1996 Warrants, upon payment of the purchase price prior to the expiration date, the number of shares of stock or other securities or other property, including any cash, of the survivor that would have been distributable or payable on account of the common stock if the holder's 1996 Warrants had been exercised immediately prior to the Non-Surviving Combination or, if applicable, the record date. Following the consummation of a Non-Surviving Combination, the 1996 Warrants will represent only the right to receive these shares of stock or other property from the survivor upon payment of the purchase price prior to the expiration date.

     No transaction is presently in progress or under negotiation that would constitute a Non-Surviving Combination.

     Adjustment.  The number of shares of common stock issuable upon the
     ----------
exercise of each 1996 Warrant and the purchase price are subject to adjustment in some circumstances, including:

     . a dividend or distribution on Kaiser's common stock in shares of its common stock or a combination, subdivision, reorganization, or reclassification of common stock,

     . the issuance of shares of common stock for a consideration per share less than the market price per share at the time of issuance,

     . the issuance of rights, warrants, or options for the purchase of common stock or for the purchase of securities convertible into or exchangeable for common stock where the aggregate amount of consideration, taking into account the consideration received for the issuance of the right, warrant, or option plus any consideration to be received upon the exercise and including, in the case of a right, warrant, or option to purchase a convertible or exchangeable security, any consideration to be received upon the eventual conversion or exchange of the security for common stock per share of common stock received or receivable by Kaiser is less than the market price per share at the time of issuance of the right, warrant, or option,

     . the issuance of any securities convertible into or exchangeable for common stock where the aggregate amount of consideration taking into account the consideration received for the issuance of the convertible or exchangeable security and the consideration to be received upon the conversion or exchange per share of common stock received or receivable by Kaiser is less than the market price per share of common stock on the date of issuance of the convertible or exchangeable security, and

     . a dividend or distribution on Kaiser's common stock of cash, evidences of its indebtedness, other securities, or other properties or assets other than any cash dividend which, when aggregated with all other cash dividends paid in the year prior to the declaration of the cash dividend, does not exceed 10% of the market price per share of common stock on the date of this declaration.

If the terms of any of Kaiser's outstanding rights, warrants, or options for the purchase of common stock or securities convertible into or exchangeable for common stock change, in each case where the issuance caused an adjustment in the terms of the 1996 Warrants, including by way of expiration of the securities but excluding by way of antidilution provisions triggering an adjustment of the terms upon the occurrence of an event that would cause an adjustment of the terms of the 1996 Warrant, then the purchase price and the number of shares of common stock issuable upon the exercise of each 1996 Warrant shall be readjusted to take account of the change. Notwithstanding the foregoing, no adjustment in the purchase price or the number of shares of common stock issuable upon exercise of 1996 Warrants will be required:

     . until cumulative adjustments would result in an adjustment of at least one percent in the purchase price,

     . for the granting, in a transaction which would otherwise trigger an adjustment, of any rights, warrants, or options or the issuance of any common stock to officers, directors, or employees of, or consultants or advisors to, Kaiser where the issuances are registered with the Securities and Exchange Commission on

        Form S-8 and do not, in the aggregate exceed five percent of the number of shares of common stock outstanding assuming the exercise of the options so granted and all rights, warrants, options, and convertible securities then outstanding, or

     . the issuance of common stock pursuant to any dividend reinvestment plan where the purchase price of common stock is no less than 95% of the market price on the date of issuance.

Shareholder Rights Plan

     On January 13, 1992, the Board of Directors of Kaiser declared a dividend distribution to shareholders of record at the close of business on January 31, 1992 of one right for each outstanding share of common stock.

     Each right entitles the registered holder of common stock to purchase from Kaiser a unit consisting of one 1/100th of a share of Series 4 Junior Preferred Stock, at a purchase price of $50.00 per Preferred Stock Unit, subject to adjustment. The rights also are subject to antidilution adjustments. The description of the rights is set forth in a rights agreement between Kaiser and the rights agent. The rights agent is First Chicago Trust Company of New York.

     A distribution date for the rights will occur upon the earlier of:

     . 10 business days following a "Stock Acquisition Date," which is the public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock or

     . 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group becoming an acquiring person.

On July 2, 1999, the Board of Directors amended the definition of acquiring person within the rights agreement so that it now means any person or group of affiliated or associated persons that has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Kaiser's common stock other than as a result of a "Permitted Offer." The rights agreement provides that a "Permitted Offer" is:

     . a tender or exchange offer which is for all outstanding common stock and on terms determined to be adequate and in the best interests of Kaiser and its stockholders by at least a majority of the Board of Directors who are not officers or employees of Kaiser and who are not acquiring persons or affiliates, associates, nominees or representatives of an acquiring person,

     . a cash tender offer for all outstanding common stock after July 31, 2000, and

     . the offer and acquisition of the preferred stock and warrants, including the underlying common stock, issuable in exchange for the old notes as described in this prospectus.

The rights are not exercisable until the distribution date and will expire at the close of business on January 13, 2002, unless earlier redeemed by Kaiser as described below.

     Until the distribution date:

     . the rights will be evidenced by the common stock certificates and will be transferred with and only with these certificates and

     . the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by the certificate.

     In the event that, at any time following the distribution date, a person becomes an acquiring person, then each holder of a right other than the acquiring person will have the right to receive:

     . upon exercise and payment of the purchase price, common stock or, in some circumstances, cash, property or other securities of Kaiser having a value equal to two times the purchase price of the right or

     . at the discretion of the Board of Directors, upon exercise and without payment of the purchase price, common stock or, in some circumstances, cash, property or other securities of Kaiser having a value equal to the purchase price of the right.

     In the event that, at any time following the Stock Acquisition Date:

     . Kaiser is acquired in a merger or other business combination transaction in which Kaiser is not the surviving corporation,

     . Kaiser is the surviving corporation in a merger with any person, as defined in the rights agreement, and its common stock is changed into or exchanged for stock or other securities of any other person or cash or any other property, or

     .  50% or more of Kaiser's assets or earning power is sold or transferred,

each holder of a right, except rights held by an acquiring person or which previously have been exercised as set forth above shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the right. The events set forth in this paragraph and in the immediately preceding paragraph are referred to as the "Triggering Events."

     As noted above, following the occurrence of any of the events described above, all rights that are, or under some circumstances specified in the rights agreement were, beneficially owned by any acquiring person will be null and void.

     The purchase price payable, and the number of Preferred Stock Units or other securities or property issuable upon exercise of the rights, are subject to amendment from time to time to prevent dilution:

     . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series 4 Preferred Stock,

     . if holders of the Series 4 Preferred Stock are granted rights or warrants to subscribe for Series 4 Preferred Stock or convertible securities at less than the current market price of the Series 4 Preferred Stock, or

     . upon the distribution to holders of the Series 4 Preferred Stock of evidences of indebtedness or assets, excluding regular quarterly cash dividends, or of subscription rights or warrants other than those referred to above.

     With exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least one percent of the purchase price. In addition, to the extent that Kaiser does not have sufficient shares of common stock issuable upon exercise of the rights following the occurrence of a Triggering Event, Kaiser may, under some circumstances, reduce the purchase price. No fractional Preferred Stock Units will be issued and an adjustment in cash will be made.

     In general, Kaiser may redeem the rights in whole, but not in part, at a price of $0.01 per right payable in cash, common stock or other consideration deemed appropriate by the Board of Directors, at any time until 10 business days following the Stock Acquisition Date. After the redemption period has expired, Kaiser's right of redemption may be reinstated if an acquiring person reduces its beneficial ownership to less than 10% of the outstanding shares of common stock in a transaction or series of transactions not involving Kaiser and there are no other acquiring persons. Immediately upon the action of the Board of Directors ordering redemption of the rights, and without any notice to the holder of these rights prior to the redemption, the rights will terminate and the only right of the holders of rights will be to receive the $0.01 redemption price.

     Until a right is exercised, the holder will have no rights as a shareholder of Kaiser, including, without limitation, the right to vote or to receive dividends.

     Other than those provisions relating to the principal economic terms of the rights, except with respect to increasing the purchase price under some circumstances described in the rights agreement, any of the provisions of the rights agreement may be amended by the Board of Directors of Kaiser prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or to shorten or lengthen any time period under the rights agreement. However, no amendment to adjust the time period governing redemption shall be made when the rights are not redeemable.

     One right will be distributed to shareholders of Kaiser for each share of common stock owned of record by them at the close of business on the record date. Until the distribution date, Kaiser will issue a right with each share of common stock so that all shares of common stock will have attached rights.

     The rights may be deemed to have anti-takeover effects. The rights generally may cause substantial dilution to a person or group that attempts to acquire Kaiser under circumstances not approved by the Board of Directors of Kaiser. The rights should not interfere with any merger or other business combination approved by the Board of Directors of Kaiser since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of:

     .  the tenth business day following the Stock Acquisition Date or

     .  January 13, 2002,

redeem all but not less than all of the then outstanding rights at $0.01 per right.

Provisions Affecting Changes of Control and Extraordinary Transactions

     In addition to the shareholder rights plan, some provisions of Kaiser's Certificate of Incorporation and By-laws and other agreements could have the effect of delaying, deferring, or preventing a change in control of Kaiser or other extraordinary corporate transaction.

     Kaiser's Amended and Restated Certificate of Incorporation and By-laws provide for classification of the Board of Directors into three classes, as nearly equal in number as possible, with one class of directors being elected each year for three-year terms. Under Delaware law, members of a classified board may be removed only for cause. Thus, at least two years would be required to effect a change of control in the Board of Directors, unless a shareholder had sufficient voting power to amend or repeal the Certificate of Incorporation and By-law provisions relating to classification of the Board of Directors.

     In addition, the Certificate of Incorporation imposes supermajority voting requirements for some corporate transactions that apply if a majority of the Board of Directors has not served in the positions for at least 12 months. Under those circumstances, the approval of two-thirds of the voting power of Kaiser's capital stock would be required in order for Kaiser to:

     . merge with or consolidate into any other entity, other than a subsidiary of Kaiser,

     . sell, lease or assign all or substantially all of the assets or properties of Kaiser, or

     .  amend the voting provisions of the Certificate of Incorporation.

Other Certificate of Incorporation provisions of the type referred to above include:

     . the denial of the right of holders of common stock to take action by written consent in lieu of a shareholders' meeting and

     . the ability of the Board of Directors to determine the rights and preferences, including voting rights, of Kaiser's authorized but unissued preferred stock, and then to issue this stock.

Relevant By-law provisions include those that:

     .  require advance nomination of directors,

     . require advance notice of business to be conducted at shareholders' meetings, and

     . provide that shareholders owning at least 50% of the voting power of the capital stock are required to call a special meeting of shareholders.

     With the exception of the provision that authorizes the Board of Directors to fix the terms of and issue authorized but unissued shares of preferred stock, the approval of the holders of at least two-thirds of the voting power of Kaiser's capital stock is required to amend, alter, or repeal, or to adopt provisions inconsistent with, the Certificate of Incorporation and By-law provisions described above, regardless of whether a majority of the members of the Board of Directors has served in such positions for more than 12 months at the time of the action.

Delaware Takeover Statute

     Section 203 of the Delaware General Corporation Law applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by such a corporation and certain of its shareholders. The Delaware takeover statute provides, in essence, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute, but less than 85% of the shares, may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder, unless:

     . prior to the date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or

     . the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     The Delaware takeover statute defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, some asset sales, some issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder, or transactions in which the Interested Stockholder receives some other benefits.

Summary of Proposed Amendments to Kaiser's Certificate of Incorporation and
Bylaws

     The 1999 Annual Meeting of Shareholders of Kaiser will be held on Thursday, November 4, 1999, at 10:00 a.m. At the annual meeting, Kaiser's shareholders will be asked to vote upon, among other things, proposals to:

     . approve the issuance of shares of the preferred stock and warrants in connection with the exchange offer;

     .  approve a reverse stock split of Kaiser's common stock;

     . approve the "shareholder democracy" amendments to Kaiser's certificate of incorporation and bylaws to eliminate the provisions of the certificate of incorporation and, where applicable, the bylaws that:

        . require the affirmative vote of holders of 66 2/3% of the outstanding capital stock to approve certain transactions following a change in the majority of directors within 12 months;

        . provide for staggered, three-year terms for members of the board of directors;

        . prohibit shareholders from filling vacancies on the board of directors;

        . require the affirmative vote of the holders of 66 2/3% of the outstanding capital stock to approve certain amendments to the certificate of incorporation and bylaws; and

        . provide that shareholders owning at least 20% of the voting power of the outstanding capital stock could require a special meeting of shareholders to be called;

     . approve an amendment to Kaiser's certificate of incorporation and bylaws to provide that no new shareholder rights plan, sometimes referred to as a "poison pill," shall be adopted without the approval of the shareholders;

     . approve an amendment to Kaiser's certificate of incorporation to eliminate provisions related to the terms of series of preferred stock that are obsolete and no longer outstanding;

     . approve an amendment to Kaiser's stock incentive plan to increase the number of shares of common stock available for issuance under the plan, to permit the transfer of options granted under the incentive plan to immediate family members of plan participants and to provide greater flexibility to Kaiser's board of directors to make future amendments to the plan; and

     . approve a quasi-reorganization of Kaiser's capital accounts to eliminate its accumulated retained earnings deficit.

If the shareholders approve one or more of the foregoing proposals, the above description of the common stock and shareholder rights plan would be altered accordingly.


                            DESCRIPTION OF NEW NOTES

     The following is only a summary of the terms of the new notes. We urge you to read the indenture and the exhibits to the indenture for a complete description of the terms of the new notes, copies of which are available upon request from Kaiser. The terms of the new notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the indenture. The definitions of some terms used here are set forth in "Certain Definitions" below. The terms of the new notes may differ in material respects from the terms of the old notes. Holders of old notes should review this section carefully.

General

     Kaiser will issue the new notes in partial exchange for the old notes under an indenture between itself and Bank of New York, as trustee (the "Trustee").

     The new notes:

     .  are general unsecured obligations of Kaiser;

     .  are limited to an aggregate principal amount of up to $25 million;

     . bear interest at the rate of 12% per annum, payable on June 30 and December 31 of each year, commencing on December 31, 1999, to holders of record at the close of business on the preceding June 15 or December 15, as the case may be;

     .  mature on December 31, 2002; and

     . are issued only in registered form, without coupons, in denominations of $1,000 and its integral multiples.

     The new notes may be presented for registration of transfer and/or exchange and the principal and interest on the new notes is payable at the corporate trust office of the Trustee at 101 Barclay Street, 7 East, New York, New York 10286, or at an office or agency maintained by Kaiser in the City of New York, New York.

Methods of Making Payments on the New Notes

     Payments are made by check mailed to the registered addresses of the holders of record of the new notes. Holders must surrender their notes to the paying agent to collect principal payments. Kaiser may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection with transfers or exchanges of the new notes. Initially, the Trustee acts as the paying agent and the registrar under the indenture. Kaiser or any of its subsidiaries subsequently may act as the paying agent and the registrar and Kaiser may change any paying agent and any registrar without prior notice to the holders of the new notes.

Ranking

     The new notes are senior unsecured obligations of Kaiser. The new notes will rank equal in right of payment with all of our current and future senior unsecured obligations. We are currently pursuing alternatives for a new secured credit facility. The new notes would be effectively subordinated to the rights of the lender under this credit facility.

     Kaiser's operations are conducted primarily through its subsidiaries. Certain of our subsidiaries have guaranteed the new notes. As to these subsidiaries, the new notes will rank as senior obligations of the subsidiary, equal in right of payment to other current and future unsecured obligations of the subsidiary. As to subsidiaries that have not guaranteed the new notes, the new notes would be effectively subordinated to the current and future obligations of those subsidiaries. As of June 30, 1999, on a pro forma basis after giving effect to the recapitalization, the aggregate principal amount of subsidiary indebtedness which would have effectively ranked senior to the new notes would have been approximately [$______ million].

     Kaiser is a holding company that derives substantially all of its income from its subsidiaries. Kaiser must rely on dividends or other intercompany transfers from its subsidiaries to generate the funds necessary to meet its debt service and other obligations, including payment of principal and interest on the new notes. The ability of its subsidiaries to pay these dividends or other intercompany transfers is subject to the laws of the jurisdictions where the subsidiaries are located. Claims of creditors against these subsidiaries generally have priority as to the assets of the subsidiaries over Kaiser's equity interests and the holders of Kaiser's indebtedness. See "Capitalization."

Optional Redemption of the New Notes

     Kaiser may choose to redeem the new notes in whole or in part, at any time, at a redemption price equal to 100% of the aggregate principal amount of the new notes, plus accrued and unpaid interest.

     The Trustee selects the new notes to be redeemed from among the outstanding new notes on a pro rata basis, by lot or by any other method permitted in the indenture, if less than all of the new notes are to be redeemed at any time. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder whose new notes are to be redeemed at the registered address of the holder. Interest will cease to accrue on the new notes or portions called for redemption on and after the redemption date.

Sinking Fund

     There is no mandatory sinking fund for the new notes.

Mandatory Offers to Purchase the New Notes

     The indenture requires Kaiser to offer to purchase a portion of the outstanding new notes under some circumstances. See "Certain Covenants - Limitations on Asset Sales and "Certain Covenants - Change of Control."

Certain Covenants

     Change of Control. Upon any sale of all or substantially all of Kaiser's assets, or the acquisition of a majority of Kaiser's equity securities by a person or group, or Kaiser's approval of a plan of liquidation, or changes in the majority of Kaiser's board of directors, Kaiser is obligated to repurchase all outstanding new notes. The purchase price equals 101% of the principal balance of outstanding new notes, plus accrued interest to the date of purchase.

     Limitations on Additional Indebtedness. Kaiser will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, extend the maturity of or otherwise become liable with respect to any indebtedness, other than Permitted Indebtedness, unless it is able to demonstrate that for the four quarterly periods preceding the incurrence of this debt, its Consolidated Fixed Change Coverage Ratio, was at least 2.50 to 1.0.

     Limitations on Subsidiary Debt and Preferred Stock. Kaiser will not permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur, assume, guarantee, extend the maturity of or otherwise become liable with respect to any indebtedness, which, with respect to any Restricted Subsidiary, includes preferred stock of the Restricted Subsidiary, except for the following:

     . guarantees by any Restricted Subsidiary of the payment of indebtedness incurred pursuant to the Bank Credit Agreement and in compliance with the covenant described under "Limitations on Additional Indebtedness" and with the covenant described under "Limitations on Guarantees";

     . Indebtedness issued to and held by Kaiser or a wholly-owned Restricted Subsidiary, except that any subsequent issue or transfer of any Capital Stock that results in any wholly-owned Restricted Subsidiary ceasing to be a wholly-owned Restricted Subsidiary or any transfer of Indebtedness, other than to a wholly-owned Restricted Subsidiary, is deemed, in each case, to constitute the incurrence of Indebtedness by the Restricted Subsidiary;

     . Indebtedness to Kaiser or any of its wholly-owned Restricted Subsidiaries that are engaged in Permitted Businesses in an aggregate amount, together with all Designated Investments made in subsidiaries that are not wholly-owned Restricted Subsidiaries but which are engaged only in Permitted Businesses and the management and operations of which is controlled by Kaiser, not to exceed 5% of Consolidated Tangible Assets; and

     .  Non-recourse indebtedness incurred by a Single Purpose Subsidiary.

     Limitations on Restricted Payments. Kaiser will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, at the time of a potential Restricted Payment, any of the following conditions exist:

     . a Default or Event of Default has occurred and is continuing or will occur as a consequence;

     . Kaiser is unable to incur an additional $1.00 of Senior Indebtedness under the covenant described in the first sentence of the first paragraph under "Limitations on Additional Indebtedness"; or

     . the amount of the Restricted Payment, when added to the aggregate amount of all Restricted Payments, other than those made pursuant to the exceptions described in the following paragraph, made after the date of the indenture, exceeds the sum of:

        . 50% of Kaiser's Consolidated Net Income accrued during the period since the date of the indenture for the new notes or, if that aggregate Consolidated Net Income is a deficit, minus 100% of the aggregate deficit; plus

        . the net reduction in Investments attributable to Designated Investments by Kaiser or its subsidiaries after December 31, 1999.

     The monetary limitations described in the immediately preceding paragraph will not prevent the following:

     . Kaiser or any wholly-owned Restricted Subsidiary from making investments in subsidiaries, in an aggregate amount not to exceed $4 million, pursuant to contractual obligations in existence on the date of the indenture for the new notes or directly related to projects in existence on the date of the indenture for the new notes;

     . Kaiser from paying any dividend, including dividends on dividends, within 60 days after the date of its declaration if this dividend could have been paid on the date of its declaration without violation of this covenant;

 . Kaiser from purchasing or redeeming and retiring any shares of capital stock of Kaiser, and paying accrued and unpaid dividends on these shares at the time of this repurchase or redemption, in exchange for, or out of the net proceeds of a substantially concurrent sale, other than to a subsidiary of Kaiser or an employee stock ownership plan, of shares of Qualified Capital Stock of Kaiser;

 .  Kaiser or any subsidiary from making:

   . investments pursuant to the provisions of employee benefit plans of Kaiser or any of its subsidiaries in an aggregate amount not to exceed $500,000 in a fiscal year, or

   . making loans to officers of Kaiser approved by a majority of the independent members of the Board of Directors of Kaiser, provided that the aggregate amount of investments and loans under this clause may not exceed $1 million in any fiscal year;

 .  Kaiser or any wholly-owned Restricted Subsidiary from making Designated
Investments:

   . in subsidiaries that are not wholly-owned Restricted Subsidiaries in an aggregate amount, together with Indebtedness incurred by or on behalf of subsidiaries that are not wholly-owned Restricted Subsidiaries in compliance with the provisions of the third clause of the covenant described under "Limitations on Subsidiary Debt and Preferred Stock", not to exceed 5% of Consolidated Tangible Assets after December 31, 1999 or

   . in Joint Ventures in an aggregate amount not to exceed 5% of Consolidated Tangible Assets after December 31, 1999, provided that:

      . the person in whom the investment is made is engaged only in Permitted Businesses;

      . Kaiser, directly or through wholly-owned Restricted Subsidiaries of Kaiser, controls, under an operating management agreement or otherwise, the day-to-day management and operation of this Person or otherwise has the right to exercise significant influence over the management and operation of this Person in all material respects, including without limitation the right to control or veto any material act or decision; and

      . after giving effect to this Investment, the aggregate amount of indebtedness and investments made by Kaiser and its subsidiaries in this Person after December 31, 1999 does not exceed $5 million; or

 .  Kaiser or any wholly-owned Restricted Subsidiary from making Designated
   Investments in subsidiaries that are not wholly-owned Restricted Subsidiaries or in Joint Ventures, as long as these Designated Investments are made solely from:

   . the net proceeds of a substantially concurrent sale, other than to a subsidiary of Kaiser or an employee stock ownership plan, of shares of Qualified Capital Stock of Kaiser,

   . 50% of Kaiser's Consolidated Net Income accrued during the period after December 31, 1999,

   . the aggregate amount of net reductions in investments, not to exceed the aggregate amount of the Designated Investments, made by Kaiser or any Subsidiary after December 31, 1999,

 . Kaiser or any wholly-owned Restricted Subsidiary from making Investments in Kaiser-Hill Company LLC or its affiliates, as long as such Investments are determined by Kaiser Board of Directors to be necessary or appropriate and that such investments are proportional to simultaneous investments made by the other equity owners,

   .  Kaiser from redeeming the shares of the preferred stock,

   . Kaiser from issuing equity securities or making payments in respect of equity securities previously issued to former shareholders of ICT Spectrum Constructors, Inc.,

   . Kaiser from making payments to redeem rights outstanding under Kaiser's Rights Agreement dated January 13, 1992, or

   .  Kaiser from paying dividends on the preferred stock.

   Limitations on Restrictions on Distributions from Subsidiaries. Kaiser will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual Payment Restriction with respect to any of its Restricted Subsidiaries, except for the following:

   . any Payment Restriction contained in Existing Indebtedness or existing contracts to which Kaiser or any of its Restricted Subsidiaries are parties;

   . any Payment Restriction under any agreement evidencing any Acquired Indebtedness that was permitted to be incurred pursuant to the indenture, as long as the Payment Restriction only applies to assets that were subject to these restrictions and encumbrances prior to the acquisition of these assets by Kaiser or its Restricted Subsidiaries; and

   . any Payment Restriction arising in connection with Refinancing Indebtedness, as long as any Payment Restrictions that arise under the Refinancing Indebtedness are not, taken as a whole, more restricted than those under the agreement creating or evidencing the Indebtedness being refunded or refinanced.

   Limitations on Transactions with Affiliates. Kaiser will not, and will not permit any of its Restricted Subsidiaries to, make any loan, advance, guarantee or capital contribution to or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to or for the benefit of, or make any Investment in, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with or for the benefit of, any Affiliate of Kaiser or any of its subsidiaries, each of which is an "Affiliate Transaction," except for the following:

   . Affiliate Transactions in the ordinary course of business and consistent with past practice that are fair to Kaiser or the Restricted Subsidiary and are on terms at least as favorable as would have been obtainable at that time from an unaffiliated party;

   . the Board of Directors of Kaiser or the Restricted Subsidiary pursuant to a Board Resolution reasonably and in good faith determines that the Affiliate Transaction is fair to Kaiser or the Restricted Subsidiary and is on terms at least as favorable as would have been obtainable at that time from an unaffiliated party;

   . for any Affiliate Transaction or series of Affiliate Transactions involving or having a value of more than $1 million, unless a majority of the members of the Board of Directors of Kaiser who are not affiliated with any other party to the Affiliate Transaction reasonably and in good faith determined that the Affiliate Transaction or series of Affiliate Transactions is fair to Kaiser or the Restricted Subsidiary, and is on terms at least as favorable as would have been obtainable at that time from an unaffiliated party; and

   . for any Affiliate Transaction or series of Affiliate Transactions involving or having a value of more than $5 million, unless Kaiser or the Restricted Subsidiary received an opinion from an Independent Financial Advisor to the effect that the financial terms of the Affiliate Transaction are fair to Kaiser or the Restricted Subsidiary from a financial point of view.

The limitations described in the foregoing paragraph do not apply to:

   . transactions exclusively between or among Kaiser and any of its wholly-owned Restricted Subsidiaries or exclusively between or among any of Kaiser's wholly-owned Restricted Subsidiaries, as long as these transactions are not otherwise prohibited by the indenture;

   . arms-length transactions between Kaiser or any of its wholly-owned Restricted Subsidiaries and the other owners of any subsidiary or Joint Venture that is not under control of and does not have capital stock or indebtedness held by Kaiser or its affiliates; and

   . reasonable compensation, indemnification and other benefits paid or made available to officers, directors and employees of Kaiser or any Subsidiary for services rendered in this Person's capacity as an officer, director or employee.

   Limitations on Asset Sales. Kaiser will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Sale unless:

   . Kaiser or its Restricted Subsidiaries receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Capital Stock included in the Asset Sale;

   . the aggregate fair market value of the consideration from the Asset Sale, other than consideration in the form of assumption of Indebtedness of Kaiser or one or more of its Restricted Subsidiaries from which Kaiser or the Restricted Subsidiaries are released, that is not in the form of cash or Cash Equivalents is not, when aggregated with the fair market value of all other non-cash or non-Cash Equivalent consideration received by Kaiser and its Restricted Subsidiaries from all previous Asset Sales since the date of the indenture for the new notes that have not yet been converted into cash or Cash Equivalents, exceed 5% of Consolidated Tangible Assets of Kaiser at the time of the Asset Sale; and

   . the Asset Sale has been approved by Kaiser's Board of Directors if the aggregate fair market value of the assets or Capital Stock to be sold in the Asset Sale exceeds $3 million.

   Within six months after consummation of any Asset Sale, Kaiser will, or will cause the applicable Restricted Subsidiary to:

   . reinvest the cash and Cash Equivalent portion of the Net Proceeds of the Asset Sale in a manner that would constitute a Related Business Investment;

   . apply the cash and Cash Equivalent portion of the Net Proceeds of the Asset Sale to repay outstanding Senior Indebtedness of Kaiser or any Restricted Subsidiary, as long as any repayment of Indebtedness under any revolving credit facility or similar agreement results in a permanent reduction in its lending commitment in an amount equal to the principal amount repaid; or

   . apply the cash and Cash Equivalent portion of the Net Proceeds of the Asset Sale that is neither reinvested nor applied to the repayment of Senior Indebtedness to the purchase of new notes tendered to Kaiser at a purchase price equal to 100% of its principal, plus accrued interest to the date of purchase, pursuant to an Asset Sale Offer to purchase made by Kaiser as set forth below, except that Kaiser may defer the Asset Sale Offer until this amount is at least $5 million.

   However, to the extent that:

   . any or all of the Net Proceeds of any Foreign Asset Sale are prohibited or delayed by applicable local law from being repatriated to the United States, the portion of the Net Proceeds affected will not be required to be applied in the manner set forth in this covenant but may be retained by the applicable Foreign Subsidiary so long as the applicable local law will not permit repatriation to the United States and, once this repatriation of any of the affected Net Proceeds is permitted under the applicable local law, this repatriation will be immediately effected and the repatriated Net Proceeds will be applied in the manner set forth in this covenant; and

   . the Board of Directors determines in good faith that repatriation of any or all of the Net Proceeds of any Foreign Asset Sale would have a material adverse tax consequence, the Net Proceeds affected may be retained by the applicable Foreign Subsidiary for so long as this material adverse tax event would continue.

   Each Asset Sale Offer must:

   . be mailed to the record holders of the new notes as shown on the register of holders of new notes, with a copy to the Trustee;

   . specify the purchase date, which must be between 30 days and 60 days from the date the notice is mailed and not later than 240 days after the date of the Asset Sale giving rise to the Asset Sale Offer; and

   .  otherwise comply with the procedures set forth in the indenture.

   Upon receiving notice of an Asset Sale Offer, holders of new notes may elect to tender their new notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent holders properly tender notes in an amount exceeding the amount of Net Proceeds used to make the Asset Sale Offer, new notes of tendering holders will be repurchased on a pro rata basis, based on amounts tendered.

   Kaiser will comply with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations to the extent these laws and regulations are applicable in connection with the repurchase of new notes pursuant to any Asset Sale Offer.

   Restrictions on Sale of Stock of Subsidiaries. Kaiser may not sell or otherwise dispose of any of the Capital Stock of any Restricted Subsidiary of Kaiser unless:

   . Kaiser either retains ownership of more than 50% of the common stock of the Restricted Subsidiary or sells all of the Capital Stock of the Restricted Subsidiary and the net proceeds from this sale or disposition are treated in a manner consistent with the treatment of Asset Sale proceeds; or

   . Kaiser elects to treat the amount of its remaining investment in the Restricted Subsidiary that has become a Joint Venture as a result of the sale or disposition as an Investment in the Joint Venture subject to the provisions described under "Limitations on Restricted Payments."

   Limitations on Mergers and Certain Other Transactions.  Kaiser will not:

   . in a single transaction or a series of related transactions, consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets, or assign any of its obligations under the new notes or the indenture, to any Person, or

   .  adopt a Plan of Liquidation unless, in either case:

     . the Person formed by or surviving the consolidation or merger, if other than Kaiser, or to which the sale, lease, conveyance or other disposition or assignment is made, or, in the case of a Plan of Liquidation, the Person to which assets are transferred, each of which is referred to as a "Successor," is a domestic corporation and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of Kaiser under the new notes and the indenture;

     . immediately prior to and immediately after and giving effect to the transaction and the assumption of the obligations as set forth in the preceding clause above and the incurrence of any Indebtedness, no Default or Event of Default will have occurred and be continuing; and

     . immediately after and giving effect to the transaction and the assumption of the obligations as set forth in the first clause above and the incurrence of any Indebtedness, and the use of its net proceeds on a pro forma basis:

        . the Consolidated Tangible Net Worth of Kaiser or the Successor would be at least equal to the Consolidated Tangible Net Worth of Kaiser immediately prior to the transaction and

        . Kaiser or the Successor could incur at least $1.00 of additional Senior Indebtedness under the covenant described under "Limitations on Additional Indebtedness."

     In addition, Kaiser will not permit any Single Purpose Subsidiary that has outstanding Indebtedness to consolidate or merge with any other Person other than a Person whose activities are limited to ownership of a portion of the same project in which the merging Single Purpose Subsidiary owns an interest.

     The foregoing provisions of the indenture will not prohibit a transaction whose sole purpose, as determined in good faith by the Board of Directors and evidenced by a Board Resolution, is to change the state of incorporation of Kaiser or a Single Purpose Subsidiary and the transaction does not have as one of its purposes the evasion of the limitations described above.

     Limitations on Guarantees. Kaiser will not permit any of its Restricted Subsidiaries to guarantee any Indebtedness, other than guarantees of indebtedness under the Bank Credit Agreement permitted under the provisions of the covenant described under "Limitations on Subsidiary Debt and Preferred Stock" by subsidiaries of Kaiser who have delivered similar guarantees prior to the date of the indenture, unless Kaiser causes each Subsidiary to execute and deliver to the Trustee a supplemental indenture, pursuant to which the Subsidiary unconditionally guarantees the payment of principal and interest on the new notes. Any guarantee will be subordinated in right of payment to the guarantee by the Subsidiary pursuant to the Bank Credit Agreement.

Events of Default

     An "Event of Default" is defined in the indenture to include any of the following:

     . failure by Kaiser to pay interest on any of the new notes when it becomes due and payable and the continuance of any failure for 30 days;

     . failure by Kaiser to pay the principal of the new notes when it becomes due and payable, whether at stated maturity, upon redemption, upon acceleration or otherwise, including failure to make payment pursuant to an Asset Sale Offer;

     . failure by Kaiser to comply with any covenant in the indenture and continuance of the failure for 60 days after notice of the failure has been given to Kaiser by the Trustee or by the holders of at least 25% of the aggregate principal amount of the new notes then outstanding;

     . failure by Kaiser or any of its subsidiaries to make any payment when due or during any applicable grace period, and the continuation of the failure for seven days, with respect to any indebtedness of Kaiser or any of its subsidiaries, other than Non-Recourse Indebtedness of a Single Purpose Subsidiary, that has an aggregate outstanding principal amount of $2 million or more;

    . a default under any indebtedness, other than Non-Recourse Indebtedness of a Single Purpose Subsidiary, if:

       . the default results in the holder or holders of the indebtedness causing the indebtedness to become due prior to its stated maturity and

       . the principal amount of the indebtedness, together with the principal amount of any other indebtedness, which maturity has been accelerated, aggregates $2 million or more at any one time outstanding;

    . a court or courts of competent jurisdiction have entered one or more final judgments or orders against Kaiser or any of its subsidiaries for payment of amounts which exceed $2 million in the aggregate and the judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered; and

    . some events of bankruptcy, insolvency or reorganization involving Kaiser or any of its subsidiaries.

    If an Event of Default, other than an Event of Default resulting from bankruptcy, insolvency or reorganization involving Kaiser, has occurred and is continuing under the indenture, the Trustee by written notice to Kaiser, or the holders of at least 25% in aggregate principal amount of the new notes then outstanding by written notice to Kaiser and the Trustee, may declare all amounts owing under the new notes to be due and payable immediately. Upon declaration of acceleration, the aggregate principal and interest on the outstanding notes will immediately become due and payable. If an Event of Default results from bankruptcy, insolvency or reorganization involving Kaiser, all outstanding notes will become due and payable without any further action or notice. In some cases, the holders of a majority in aggregate principal amount of the new notes then outstanding may waive an existing Default or Event of Default and its consequences, except a default in the payment of principal and interest on the new notes.

    The holders of new notes may not directly enforce the provisions of the indenture or the new notes except as provided in the indenture. Subject to some limitations, holders of a majority in principal amount of the new notes then outstanding may direct the Trustee in its exercise of any trust or power, as long as the direction does not conflict with the terms of the indenture. The Trustee may withhold from the holders of new notes notice of any continuing Default or Event of Default, except any Default or Event of Default in payment of principal and interest on the new notes, if the Trustee determines that withholding the notice is in the holders' interest.

    Kaiser is required to deliver to the Trustee annually a statement regarding compliance with the indenture and, upon any Officer of Kaiser becoming aware of any Default or Event of Default, a statement specifying the Default or Event of Default and what action Kaiser is taking or proposes to take with respect to the Default or Event of Default.

Discharge of Indenture

    The indenture will permit Kaiser to terminate all of its obligations under the indenture, other than the obligation to pay the principal and interest on the new notes, and some other obligations at any time by taking the following actions:

    . depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal and interest on the new notes to their maturity or redemption and

    . complying with some other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders of new notes will not recognize income, gain or loss for federal income tax purposes as a result of Kaiser's exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Transfer and Exchange

    A holder of new notes will be able to register the transfer of or exchange of his new notes only in accordance with the provisions of the indenture. The Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. Without the prior consent of Kaiser, the Trustee is not required:

    . to register the transfer or exchange of any new note selected for redemption;

    . to register the transfer or exchange of any new note for a period of 15 days before a selection of new notes to be redeemed; or

    . to register the transfer or exchange of a new note between a record date and the next succeeding interest payment date.

The holder of a new note will be treated as the owner of a new note for all purposes.

Amendment, Supplement and Waiver

    Subject to some exceptions, the indenture or the new notes may be amended or supplemented with the consent, which may include consents obtained in connection with a tender offer or exchange offer for notes, of the holders of at least a majority in principal amount of the new notes then outstanding, and any existing Default under, or compliance with any provision of, the indenture may be waived, other than any continuing Default or Event of Default in the payment of the principal or interest on the new notes or that resulted from the failure to comply with the covenant described under "Change of Control," with the consent, which may include consents obtained in connection with a tender offer or exchange offer for notes, of the holders of a majority in principal amount of the new notes then outstanding. Without the consent of any holder, Kaiser and the Trustee may amend or supplement the indenture or the new notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated new notes in addition to or in place of certificated new notes, to provide for the assumption of Kaiser's obligations to holders in the case of a merger or acquisition, or to make any change that does not adversely affect the rights of any holder.

    Kaiser may not, without the consent of each affected holder of new notes:

    .  extend the maturity of any new note;

    . affect the terms of any scheduled payment of interest on or principal of the new notes, including without limitation any redemption provisions;

    . reduce the percentage of holders necessary to consent to an amendment, supplement or waiver to the indenture.

    The right of any holder of new notes to participate in any consent required or sought pursuant to any provision of the indenture, and the obligation of Kaiser to obtain this consent otherwise required from the holder, may be subject to the requirement that the holder be the holder of record of any new notes with respect to which the consent is required or sought as of a date identified by the Trustee in a notice furnished to holders in accordance with the terms of the indenture.

Concerning the Trustee

     The indenture contains some limitations on the rights of the Trustee, should it become a creditor of Kaiser, to obtain payment of claims in some cases, or to realize on some property received in respect of any claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as defined in the indenture, it must eliminate this conflict or resign.

     The holders of a majority in principal amount of the then outstanding new notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to some exceptions. The indenture provides that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to these provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of new notes, unless the holder has offered to the Trustee security and indemnity satisfactory to the Trustee.

Definitions

     Set forth below is a summary of the most significant defined terms used in the indenture. Reference is made to the indenture for the full definition of all the terms included within the indenture.

     "Acquired Indebtedness" means:

     . with respect to any Person that becomes a direct or indirect Subsidiary of Kaiser after the date of the indenture, Indebtedness of this Person and its subsidiaries existing at the time this Person becomes a Subsidiary of Kaiser that was not incurred in connection with, or in contemplation of, this Person becoming a Subsidiary of Kaiser; and

     . with respect to Kaiser or any of its subsidiaries, any Indebtedness assumed by Kaiser or any of its subsidiaries in connection with the acquisition of an asset from another Person that was not incurred by this other Person in connection with, or in contemplation of, the acquisition.

     "Affiliate" of any person means any Person:

     . which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person,

     . which beneficially owns or holds 10% or more of any class of the Voting Stock of the referent Person or

     . of which 10% or more of the Voting Stock, or in the case of a Person which is not a corporation, 10% or more of the equity interest, is beneficially owned or held by the referent Person.

For purposes of this definition, control of a Person means the power to direct the management and policies of this Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. However, the term "Affiliate" does not include, with respect to Kaiser or any wholly-owned Restricted Subsidiary of Kaiser,

     .   any wholly-owned Subsidiary of Kaiser or

     . any Subsidiary of Kaiser that is not a wholly-owned Subsidiary or any Joint Venture, as long as the Subsidiary or Joint Venture is not under the control of, and does not have any Capital Stock, other than directors' qualifying shares, or Indebtedness owned or held by, any Affiliate of Kaiser.

     "Asset Sale" for any Person means the sale, lease, transfer or other disposition or series of sales, leases, transfers or other dispositions, including without limitation by merger or consolidation, and whether by operation of law or otherwise, of any of that Person's assets, including without limitation the sale or other disposition of Capital Stock of any Subsidiary of the Person, whether by the Person or by the Subsidiary, whether owned on the date of the indenture or subsequently acquired, excluding:

     . any sale, lease, transfer or other disposition between Kaiser and any of its wholly-owned Restricted Subsidiaries;

     . any transfer of assets of Kaiser or any of its Restricted Subsidiaries that constitutes and is treated as a Designated Investment;

     . any transfer of assets of Kaiser or any of its Restricted Subsidiaries that constitutes a Change of Control and that is governed by and effected in accordance with the covenants described under "Limitations on Mergers and Certain Other Transactions" and "Change in Control"; and

     . any sale, lease, transfer or other disposition, or series of sales, leases, transfers or other dispositions, of assets having a purchase price or transaction value of $1 million or less, as long as no Default or Event of Default exists at the time of this sale.

     "Bank Credit Agreement" means Kaiser's principal credit agreement providing for a revolving line of credit and/or the issuance of letters of credit, as in effect from time to time among Kaiser and some of its subsidiaries and one or more banks, financial institutions or other lenders, as such agreement may be amended, restated, supplemented or otherwise modified from time to time, and includes any substitute or successor credit agreement.

     "Capital Stock" of any Person means any and all shares, rights to purchase, warrants or options, whether or not currently exercisable, participations or other equivalents of or interests in, however designated, the equity, including without limitation common stock, preferred stock and partnership and joint venture interests, of this Person.

     "Cash Equivalents" means:

     . obligations issued or unconditionally guaranteed by the United States of America or any agency or obligations issued by any agency or instrumentality and backed by the full faith and credit of the United States of America;

     . commercial paper rated the highest grade by Moody's Investors Service, Inc. and Standard & Poor's Corporation and maturing not more than one year from the date of its creation; and

     . readily marketable direct obligations issued by any state of the United States of America or any political subdivision having one of the two highest rating categories obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Corporation.

     "Consolidated Depreciation Expense" of any Person for any period means the depreciation expense of the Person and its Restricted Subsidiaries for any period, to the extent included in the computation of Consolidated Net Income of this Person, determined on a consolidated basis in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" of any Person means, with respect to any determination date, the ratio of:

     . EBITDA for this Person's prior four full fiscal quarters for which financial results have been reported immediately preceding the determination date to

     . the aggregate Fixed Charges of this Person for four fiscal quarters; except that if any calculation of Kaiser's Consolidated Fixed Charge Coverage Ratio requires the use of any quarter beginning prior to January 1, 2000, this calculation will be made without regard to such quarter and, instead, shall be based on the lesser number of full fiscal quarters completed after January 1, 2000; and except that if any calculation requires the use of any quarter prior to the date that any Asset Sale was consummated, or that any Indebtedness was incurred, or that any acquisition was effected, by Kaiser or any of its Restricted Subsidiaries, this calculation will be made on a pro forma basis, giving effect to each Asset Sale, incurrence of Indebtedness or acquisition, as the case may be, and the use of any proceeds, as if the same had occurred at the beginning of the four-quarter period used to make this calculation.

     "Consolidated Net Income" of any Person for any period means the net income, or loss, of the relevant Person and its Restricted Subsidiaries for a period determined on a consolidated basis in accordance with GAAP; except that there will be excluded from the net income, without duplication:

     . the net income, or loss, of any Person, other than a Restricted Subsidiary of the relevant Person, in which any Person other than the relevant Person has an ownership interest, except to the extent that any of this income is appropriately accounted for under generally accepted accounting principles;

     . except to the extent includable in the consolidated net income of the relevant Person pursuant to the foregoing clause, the net income, or loss, of any Person that accrued prior to the date that

        . this Person becomes a Restricted Subsidiary of the relevant Person or is merged into or consolidated with the relevant Person or any of its Restricted Subsidiaries or

        . the assets of this Person are acquired by the relevant Person or any of its Restricted Subsidiaries;

     . the net income, or loss, of any Restricted Subsidiary of the relevant Person to the extent that the declaration or payment of dividends or similar distributions by the Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary during the period, as long as the amount of loss excluded pursuant to this clause will not exceed that amount of net income excluded pursuant to this clause;

     . any gain, but not loss, together with any related provisions for taxes on any such gain, realized during the period by the relevant Person or any of its Restricted Subsidiaries upon

        . the acquisition of any securities, or the extinguishment of any Indebtedness, of the relevant Person or any of its Restricted Subsidiaries or

        . any Asset Sale by the relevant Person or any of its Restricted Subsidiaries;

     . in the case of a successor to this Person by consolidation, merger or transfer of its assets, any earnings of the successor prior to the merger, consolidation or transfer of assets.

     "Consolidated Net Tangible Assets" of any Person as of any date means the Consolidated Tangible Assets of this Person and its Restricted Subsidiaries less the total current liabilities of this Person and its Restricted Subsidiaries, on a consolidated basis as of this date.

     "Consolidated Tangible Assets" of any Person as of any date means the total assets of this Person and its Restricted Subsidiaries, excluding any assets that would be classified as "intangible assets" under GAAP, on a consolidated basis at this date, determined in accordance with GAAP, less all write-ups subsequent to December 31, 1999 in the book value of any asset owned by this Person or any of its Restricted Subsidiaries.

     "Consolidated Tangible Net Worth" of any Person as of any date means the stockholders' equity, including any preferred stock that is classified as equity under GAAP, other than Disqualified Stock, of this Person and its Restricted Subsidiaries, excluding any equity adjustment for foreign currency translation for any period subsequent to December 31, 1999 and any assets that would be classified as "intangible assets" under GAAP, on a consolidated basis at this date, as determined in accordance with GAAP, less all write-ups subsequent to December 31, 1999 in the book value of any asset owned by this Person or any of its Restricted Subsidiaries.

     "Continuing Director" of Kaiser as of any date means a member of the Board of Directors of Kaiser who:

     .  was a member of the Board of Directors of Kaiser on December 31, 1999 or

     . was nominated for election or elected to the Board of Directors of Kaiser with the affirmative vote of at least a majority of the directors who were Continuing Directors at the time of the nomination or election.

     "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

     "Designated Investments" means Investments made after December 31, 1999 in:

     . any Subsidiary of Kaiser that is not a wholly-owned Restricted Subsidiary or

     . any Joint Venture, as long as this Subsidiary or Joint Venture is engaged in one or more Permitted Businesses.

     "Disqualified Stock" means any Capital Stock that, by its terms, by the terms of any agreement related to it or by the terms of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased by its issuer or any of its subsidiaries, whether or not at the option of its holder, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the final maturity date of the new notes, except that Kaiser's preferred stock will not constitute Disqualified Stock.

     "EBITDA" means, with respect to any Person for any period, without duplication, the sum of the amounts for the period of:

     .  Consolidated Net Income,

     .  Consolidated Income Tax Expense,

     . Consolidated Amortization Expense, but only to the extent not included in Fixed Charges,

     .  Consolidated Depreciation Expense,

     .  Fixed Charges and

     . all other noncash items reducing the Consolidated Net Income of this Person and its Restricted Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP, except that the amounts set forth in all but the first clause of this definition will be included only to the extent the amounts reduce Consolidated Net Income, less the aggregate amount of all noncash items, determined on a consolidated basis, to the extent the items increase Consolidated Net Income.

     "Exchange Act" means the Securities Exchange Act of 1934.

     "Existing Indebtedness" means all of the Indebtedness of Kaiser and its Restricted Subsidiaries that is outstanding on January 1, 2000.

     "Fixed Charges" means, with respect to any Person for any period, the aggregate amount of:

     . interest, whether expensed or capitalized, paid, accrued or scheduled to be paid or accrued during the period, except to the extent accrued in a prior period, in respect of all Indebtedness of this Person and its Restricted Subsidiaries, including

        .  original issue discount on any Indebtedness, and

        . the interest portion of all deferred payment obligations, calculated in accordance with the effective interest method, in each case to the extent attributable to the period, and

     . dividend requirements on preferred stock of this Person and its subsidiaries, whether in cash or otherwise, but not including dividends payable solely in shares of Qualified Capital Stock paid, accrued or scheduled to be paid or accrued during the period, except to the extent accrued in a prior period, and excluding items eliminated in consolidation.

For purposes of this definition,

     . interest on a Capitalized Lease Obligation will be deemed to accrue at the rate of interest implicit in the Capitalized Lease Obligation in accordance with GAAP,

     . interest on Indebtedness that is determined on a fluctuating basis will be deemed to have accrued at a fixed rate per annum equal to the rate of interest of the Indebtedness in effect on the last day of the period with respect to which Fixed Charges are being calculated,

     . interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rates, will be deemed to have been based upon the rate actually chosen, or, if none, then based upon the optional rate chosen as this Person may designate and

     . Fixed Charges will be increased or reduced by the net cost, including without limitation amortization of discount, or benefit associated with Hedging Obligations attributable to this period.

For purposes of the second clause above, dividend requirements, other than dividends payable solely in shares of Qualified Capital Stock, will be increased to an amount representing the pretax earnings that would be required to cover the dividend requirements; accordingly, the increased amount will be equal to a fraction, the numerator of which is the dividend requirements and the denominator of which is 1 minus the applicable actual combined Federal, state, local and foreign income tax rate of this Person and its subsidiaries, expressed as a decimal, on a consolidated basis, for the fiscal year immediately preceding the date of the transaction giving rise to the need to calculate Fixed Charges.

     "Foreign Asset Sale" means any Asset Sale in respect of the Capital Stock or assets of a Foreign Subsidiary.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, as in effect from time to time.

     "Hedging Obligations" of any Person means the obligations of this Person pursuant to any interest rate swap agreement; foreign currency exchange agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement relating to interest rates or foreign exchange rates.

     "Indebtedness" of any Person at any date means, without duplication:

     . all liabilities, contingent or otherwise, of this Person or borrowed money, whether or not the recourse of the lender is to the whole of the assets of this Person or only to a portion of the assets;

     . all obligations of this Person evidenced by bonds, debentures, notes or other similar instruments;

     . all obligations of this Person in respect of letters of credit or other similar instruments, or reimbursement obligations with respect thereto, other than standby letters of credit issued for the benefit of, or surety or performance bonds issued by, this Person in the ordinary course of business to the extent the letters of credit are not drawn upon;

     .  all obligations of this Person with respect to Hedging Obligations;

     . all obligations of this Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by this Person in the ordinary course of business in connection with obtaining goods, materials or services, which payable is not overdue according to industry practice or the original terms of sale unless the payable is being contested in good faith;

     . the maximum fixed repurchase price of all Disqualified Stock of this Person;

     .  all Capitalized Lease Obligations of this Person;

     . all Indebtedness of others secured by a Lien on any asset of this Person, whether or not the Indebtedness is assumed by this Person, other than a pledge by a Single Purpose Subsidiary of the Capital Stock of an Unrestricted Subsidiary or Joint Venture of the Single Purpose Subsidiary to secure Indebtedness of the Unrestricted Subsidiary or Joint Venture incurred to finance a project constituting one or more Permitted Businesses;

     . all Indebtedness of others guaranteed by, or otherwise the Liability of, this Person to the extent of this guarantee or Liability; and

     .  all Attributable Indebtedness.

The amount of Indebtedness of any Person at any date will be the outstanding balance at the date of all unconditional obligations as described above, the maximum liability of this Person for any contingent obligations at that date and, in the case of the eighth clause, the fair market value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches. For purposes of the first sentence, the "maximum fixed repurchase price" of any Disqualified Stock that does not have a fixed repurchase price will be calculated in accordance with the terms of the Disqualified Stock as if the Disqualified Stock were purchased on any date on which Indebtedness will be required to be determined pursuant to the indenture, and if the price is based upon, or measured by, the fair market value of the Disqualified Stock, or any equity security for which it may be exchanged or converted, the fair market value will be determined in good faith by the Board of Directors of this Person, which determination will be evidenced by a Board Resolution.

     "Investments" of any Person means:

     . all investments by this Person in any other Person in the form of loans, advances or capital contributions or similar credit extensions constituting Indebtedness of this Person, and any guarantee of Indebtedness of any other Person,

     . all purchases, or other acquisitions for consideration, by this Person of Indebtedness, Capital Stock or other securities of any other Person and

     . all other items that would be classified as investments, including without limitation purchases of assets outside the ordinary course of business, on a balance sheet of this Person prepared in accordance with GAAP; except that advances to non-executive employees and extensions of trade credit and advances to customers and suppliers and other contractual and trade relationships, requiring repayment within reasonable commercial periods, to the extent made in the ordinary course of business consistent with past practice and in accordance with normal industry practice, will not be deemed to constitute Investments.

     "Joint Venture" means:

     . a corporation of which less than a majority of the aggregate voting power of all classes of the Common Equity is owned by Kaiser or its Restricted Subsidiaries and

     . any entity other than a corporation in which Kaiser and its Restricted Subsidiaries own less than a majority of the Common Equity of this entity.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or other similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including without limitation any conditional sale or other title retention agreement, and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code, or equivalent statutes, or any jurisdiction.

     "Net Proceeds" with respect to any Asset Sale by any Person means the aggregate net proceeds received by this Person from the Asset Sale, including without limitation the amount of cash applied to repay Indebtedness secured by any asset involved in the Asset Sale or otherwise received as consideration for the assumption or incurrence of liabilities incurred in connection with or in anticipation of this Asset Sale, after

     . provision for all income or other taxes measured by or resulting from the Asset Sale or the transfer of the proceeds of the Asset Sale to this Person and

     . payment of all brokerage commissions and the underwriting and other fees and expenses related to the Asset Sale, whether the proceeds are in cash or property, valued at the fair market value at the time of receipt as determined in good faith by the Board of Directors of this Person, which determination will be evidenced by a Board Resolution.

     "Non-Recourse Indebtedness" of a Single Purpose Subsidiary means Indebtedness for which:

     . as to the Single Purpose Subsidiary, the sole legal recourse for collection of principal and interest on this Indebtedness is against

             . the specific property identified in the instruments evidencing or securing this Indebtedness and the property was acquired with the proceeds of this Indebtedness or this Indebtedness was incurred within 90 days of the acquisition of this property,

             . the Capital Stock of the Single Purpose Subsidiary, or

             . contract rights or  specified revenues of the Single Purpose
               Subsidiary.

     . if the Single Purpose Subsidiary is a Restricted Subsidiary, no assets of the Single Purpose Subsidiary, other than the assets identified in the first clause of this definition, may be realized upon in collection of principal or interest on this Indebtedness and

     . neither Kaiser nor any Restricted Subsidiary of Kaiser, other than the Single Purpose Subsidiary, is directly or indirectly liable to make any payment, has made any guarantee of payment or performance of this Indebtedness or has pledged or granted any lien or encumbrances on any assets as collateral or security with respect to this Indebtedness, other than the Capital Stock of the Single Purpose Subsidiary.

     "Payment Restriction," with respect to a Subsidiary of any Person, means any encumbrance, restriction or limitation, whether by operation of the terms of its charter or by reason of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation, on the ability of:

     .  this Subsidiary to

        . pay dividends or make other distributions on its Capital Stock or make payments on any obligation, liability or Indebtedness owed to this Person or any other Subsidiary of this Person,

        . make loans or advances to this Person or any other Subsidiary of this Person or

        . transfer any of its properties or assets to this Person or any other Subsidiary of this Person or

     . this Person or any other Subsidiary of this Person to receive or retain any

        .  dividends, distributions or payments,

        .  loans or advances or

        .  transfer of properties or assets.

     "Permitted Businesses" means the businesses of providing engineering, construction, construction or project management or related services to public and private sector clients including the ownership of an equity interest in any such business.

     "Permitted Investments" means:

     . direct obligations of the United States of America or any of its agencies, or obligations guaranteed by the United States of America or any of its agencies, in each case maturing within 180 days of the date of the acquisition

     . certificates of deposit or Eurodollar deposits, due within 180 days of the date of the acquisition, with a commercial bank which is organized under the laws of the United States of America or any state having capital funds of at least $500 million or more; and

     . commercial paper given the highest rating by two established national credit rating agencies and maturing not more than 180 days from the date of the acquisition.

     "Plan of Liquidation," with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by, whether or not substantially contemporaneously, in phases or otherwise:

     . the sale, lease, conveyance or other disposition of all or substantially all of the assets of this Person otherwise than as an entirety or substantially as an entirety; and

     . the distribution of all or substantially all of the proceeds of this sale, lease, conveyance or other disposition and all or substantially all of the remaining assets of this Person to holders of Capital Stock of this Person.

     "Qualified Capital Stock" means Capital Stock that is not Disqualified
Stock.

     "Refinancing Indebtedness" means Indebtedness of Kaiser or a Restricted Subsidiary of Kaiser issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used substantially concurrently to repay, redeem, refund, refinance, discharge or otherwise retire for value, in whole or in part, or constituting an amendment, modification or supplement to or a deferral or renewal of any Indebtedness of Kaiser or any of its Restricted Subsidiaries existing immediately after the original issuance of the new notes or incurred pursuant to the provisions of the covenant described under "Limitations on Additional Indebtedness" in a principal amount not in excess of the principal amount of the Indebtedness so refinanced, as long as:

     . the Refinancing Indebtedness is the obligation of the same Person, and is subordinated to the new notes, if at all, to the same extent, as the Indebtedness being repaid;

     .  the Refinancing Indebtedness is scheduled to mature either

        .  no earlier than the Indebtedness being repaid or

        .  after the maturity date of the new notes; and

     . the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the new notes has a Weighted Average Life to Maturity at the time the Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the new notes.

     "Related Business Investment" means any Investment directly by Kaiser or one or more of its wholly-owned Restricted Subsidiaries in any business that is closely related to or complements the business of Kaiser and its subsidiaries as this business exists on the date of the Investment.

     "Restricted Debt Payment" means any purchase, redemption, defeasance, including without limitation in substance or legal defeasance, or other acquisition or retirement for value, directly or indirectly, by Kaiser or a Subsidiary of Kaiser, prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Indebtedness of Kaiser that is subordinate in right of payment to the new notes other than a Restricted Debt Payment made with the proceeds of a substantially concurrent sale, other than to a Subsidiary of Kaiser or an employee stock ownership plan, of Kaiser's Qualified Capital Stock, as long as all Indebtedness so purchased, redeemed, defeased or otherwise acquired or retired for value promptly is surrendered for cancellation to the Trustee for this Indebtedness.

     "Restricted Investment," with respect to any Person, means any Investment by this Person in any of its Affiliates or in any Person other than a wholly-owned Restricted Subsidiary other than:

     .  a Permitted Investment or

     . an Investment made with the proceeds of a substantially concurrent sale, other than to a Subsidiary of Kaiser or an employee stock ownership plan, of Kaiser's Qualified Capital Stock.

     "Restricted Payment" means with respect to any Person:

     . the declaration of any dividend, other than a dividend declared by a wholly-owned Restricted Subsidiary to holders of its Common Equity, or the making of any other payment or distribution of cash, securities or other property or assets in respect of this Person's Capital Stock, except that a dividend payable solely in Qualified Capital Stock of this Person will not constitute a Restricted Payment, for purposes of this clause, the declaration of any dividend, or the making of any other distribution, by any Restricted Subsidiary will only constitute a Restricted Payment to the extent of the amounts paid or payable to Persons other than Kaiser or a wholly-owned Restricted Subsidiary;

     . any payment on account of the purchase, redemption, retirement or other acquisition for value of this Person's Capital Stock or any other payment or distribution made, either directly or indirectly, other than a payment solely in Qualified Capital Stock;

     .  any Restricted Investment; or

     .  any Restricted Debt Payment.

     "Restricted Subsidiary" means each of the subsidiaries of Kaiser which, as of the determination date, is not an Unrestricted Subsidiary of Kaiser.

     "Single Purpose Subsidiary" of any Person means a Subsidiary of this Person which has no subsidiaries other than Unrestricted Subsidiaries and the activities of which are limited to:

     . ownership of all or a portion of the interests in a single project, either directly or through the ownership of the Capital Stock of another Person, and

     . the development, engineering, design, project management, construction or operation of this project.

     "Unrestricted Subsidiary" means: [American Venture Holdings, Inc., a Delaware corporation; American Venture Investments Incorporated, a Delaware corporation; Excell Development Construction, Inc., a Delaware corporation; International Systems, Inc., a Colorado corporation; ICF Environment, a French corporation; ICF Kaiser Holdings Unlimited, Inc., a Delaware corporation; ICF Leasing Corporation, Inc., a Delaware corporation; Cygna Energy Services, a California corporation; and Cygna Energy Services Michigan, Inc., a Michigan corporation], and each of the other subsidiaries of Kaiser so designated by a resolution adopted by the Board of Directors of Kaiser and whose creditors have no direct or indirect recourse, including without limitation recourse with respect to the payment of principal of or interest on Indebtedness of this Subsidiary, to Kaiser or a Restricted Subsidiary other than a Lien on the Capital Stock of this Unrestricted Subsidiary, except that:

     . no Subsidiary may be an Unrestricted Subsidiary if it owns any Capital Stock of a Restricted Subsidiary and

     . the Board of Directors of Kaiser will be prohibited after December 31, 1999 from designating as an Unrestricted Subsidiary any Subsidiary existing on December 31, 1999.

The Board of Directors of Kaiser may designate an Unrestricted Subsidiary to be a Restricted Subsidiary,

     . except that any designation will be deemed to be an incurrence by Kaiser and its Restricted Subsidiaries of the Indebtedness, if any, of the designated Subsidiary for purposes of the Limitations on Additional Indebtedness covenant in the indenture as of the date of the designation, and

     . as long as immediately after giving effect to the designation and the incurrence of any additional Indebtedness, Kaiser and its Restricted Subsidiaries could incur $1.00 of additional Senior Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio set forth in the Limitations on Additional Indebtedness covenant described above.

Any designation or redesignation by the Board of Directors will be evidenced to the Trustee by the filing with the Trustee of a certified copy of the Resolution of Kaiser's Board of Directors giving effect to the designation or redesignation and an officer's certificate certifying that the designation or redesignation complied with the foregoing conditions and setting forth the underlying calculations of the certificate and upon which certificate the Trustee will conclusively rely without any investigation whatsoever.

     "Voting Stock," with respect to any Person, means securities of any class of Capital Stock of this Person entitling the holders, whether at all times or only so long as no senior class of stock has voting power by reason of any contingency, to vote in the election of members of the board of directors of this Person.

     "Weighted Average Life to Maturity," when applied to any Indebtedness at any date, means the number of years obtained by dividing

     .  the sum of the products obtained by multiplying

        . the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

        . the number of years, calculated to the nearest one-twelfth, that will elapse between this date and the making of the payment by

     .  the then-outstanding principal amount of the Indebtedness.

     "Wholly-Owned Restricted Subsidiary" of Kaiser means a Restricted Subsidiary of Kaiser, of which 100% of the Common Equity, except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local tax considerations or local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for this purpose, is owned directly by Kaiser or through one or more wholly-owned Restricted Subsidiaries of Kaiser.

Satisfaction and Discharge of Indebtedness

     The indenture is discharged and canceled upon payment of all the principal and interest on the new notes, redemption of all the new notes or deposit with the Trustee of funds or obligations issued or guaranteed by the United States sufficient for this payment or redemption.

The Trustee

     The Trustee is Bank of New York.

     The Trustee performs only those duties as are specifically set forth in the indenture, except during the continuance of an Event of Default. During the existence of an Event of Default, the Trustee exercises those rights and powers vested in it under the indenture and uses the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of the person's own affairs. The holders of a majority in outstanding amount of the new notes will have the right, during the continuance of an Event of Default, to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. Subject to these provisions, the Trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of new notes, unless they offer to the Trustee security or indemnity satisfactory to it.

     The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference into the indenture contain limitations on the rights of the Trustee, should it become a creditor of Kaiser, to obtain payment of claims in some cases, or to realize on property received in respect of any of these claims as security or otherwise. The Trustee is permitted to engage in other transactions with Kaiser, except that if it acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939, it must eliminate this conflict or resign.

Book-Entry, Delivery and Form

     The new notes are initially issued in the form of one global new note. The global new note is deposited on the date of the consummation of the exchange offer with the Trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., as nominee of the DTC.

     The DTC is a limited-purpose trust company that was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in securities between participants through electronic book-entry changes in accounts of its participants. The DTC's participants include securities brokers and dealers, banks and trust companies, clearing corporations and some other organizations. Access to the DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of the DTC only through the DTC's participants or indirect participants.

   Kaiser expects that pursuant to procedures established by the DTC:

     . upon deposit of the global new note, the DTC credits the accounts of participants exchanging old notes for new notes with portions of the principal amount of the global new note and

     . ownership of the notes evidenced by the global new note is shown on, and the transfer of ownership is effected only through, records maintained by the DTC, with respect to the interests of the DTC's participants and the DTC's indirect participants.

Holders of new notes are advised that the laws of some states require that some persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer notes evidenced by the global new note will be limited to this extent.

     So long as the holder of the global new note is the registered owner of any new notes, the global new note holder is considered the sole holder under the indenture of any notes evidenced by the global new note. Beneficial owners of new notes evidenced by the global new note are considered the owners or holders under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee. Neither Kaiser nor the Trustee has any responsibility or liability for any aspect of the records of the depository or for maintaining, supervising or reviewing any records of the depository relating to the new notes.

     Payments in respect of the principal and interest, if any, on any new notes registered in the name of the global new note holder on the applicable record date is payable by the Trustee to or at the direction of the global new note holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, Kaiser and the Trustee may treat the persons in whose names new notes, including the global new note, are registered as the owners for the purpose of receiving these payments. Consequently, neither Kaiser nor the Trustee has any responsibility or liability for the payment of these amounts to beneficial owners of new notes. Kaiser believes, however, that it is currently the policy of the DTC to immediately credit the accounts of the relevant participants with these payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the DTC. Payments by the DTC's participants and the DTC's indirect participants to the beneficial owners of new notes is governed by standing instructions and customary practice and is the responsibility of the DTC's participants or the DTC's indirect participants.

     Certificated Notes. Any beneficial owner of new notes evidenced by the global new note may obtain notes in the form of registered certificated new notes. If Kaiser notifies the Trustee in writing that the DTC is no longer willing or able to act as a depository and Kaiser is unable to locate a qualified successor within 90 days then, upon surrender by the global new note holder of its global new note, new notes in this form will be issued to each person that the global new note holder and the DTC identify as being the beneficial owner of the related new notes.

     Neither Kaiser nor the Trustee is liable for any delay by the global new note holder or the DTC in identifying the beneficial owners of notes and Kaiser and the Trustee may conclusively rely on, and is protected in relying on, instructions from the global new note holder or the DTC for all purposes.

     Same-Day Settlement and Payment. The indenture requires that payments for the notes represented by the global new note, including principal, interest and liquidated damages, if any, be made by wire transfer of immediately available funds to the accounts specified by the global new note holder. With respect to certificated new notes, Kaiser makes all payments of principal and interest by wire transfer of immediately available funds to the accounts specified by the holders or, if no account is specified, by mailing a check to each holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the notes represented by the global new note are expected to trade in the DTC's same-day funds settlement system, and any permitted secondary market trading activity in these notes will, therefore, be required by the DTC to be settled in immediately available funds. Kaiser expects that secondary trading in the certificated new notes will also be settled in immediately available funds.


                      WHERE YOU CAN FIND MORE INFORMATION

     Kaiser files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference room at the following location:

                             Public Reference Room
                             450 Fifth Street, N.W.
                                   Room 1024
                            Washington, D.C.  20549

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, our
                                      ------------------
filings can be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-4 with the Securities and Exchange Commission to register the preferred stock, warrants and new notes proposed to be issued in the exchange offer described in this prospectus and the common stock underlying the preferred stock and warrants. This prospectus is a part of that registration statement. As permitted by the rules of the Securities and Exchange Commission, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. The registration statement, together with the related exhibits and schedules, is available at the public reference room or through the web site of the Securities and Exchange Commission.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from or in addition to what is contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where it is unlawful to offer to exchange or sell or to ask for offers to exchange or buy the securities offered by this prospectus, or if you are a person to whom it is unlawful to direct those activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

                           INCORPORATION BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other information we have filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

     This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. All of the documents listed below as incorporated by reference into this prospectus also are being delivered to you with this prospectus. You should read this prospectus together with the information incorporated by reference.

     .   1998 Annual Report to our shareholders

     . Quarterly Reports on Form 10-Q and 10-Q/A for the quarter ended March 31, 1999 and on Form 10-Q for the quarter ended June 30, 1999

     . Current Reports on Form 8-K dated March 10, 1999, April 9, 1999, May 12, 1999, June 10, 1999, July 6, 1999, July 7, 1999 and July 16, 1999

     . Proxy Statement dated September __, 1999 relating to the 1999 Annual Meeting of Shareholders

     The following information contained in our 1998 Annual Report to our shareholders is included among the information incorporated by reference into this prospectus:

     . description of segments, classes of similar products and services, foreign and domestic operations and export sales (note 12 of notes to consolidated financial statements);

     .  selected financial data (Item 6);

     . supplementary financial information (Item 8 and note 15 of notes to consolidated financial statements);

     . management's discussion and analysis of financial condition and results of operations (Item 7);

     . changes in and disagreements with accountants on accounting and financial disclosures (Item 9); and

     .  quantitative and qualitative information about market risk (Item 7a).

     We also are incorporating by reference additional documents that we file with the Securities and Exchange Commission between the date of this prospectus and the consummation of the exchange offer described in this prospectus.

     You can request an additional free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing or calling:

        Shaun M. Martin, Senior Vice President, Treasurer and Secretary
                         ICF Kaiser International, Inc.
                                9300 Lee Highway
                         Fairfax, Virginia  22031-1207
                                 (703) 934-3600

     If you would like to request documents from us, please do so by ______________, 1999 to receive the documents before the consummation of the exchange offer.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the 1998 Annual Report to shareholders, have been incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Squire, Sanders & Dempsey L.L.P. will pass upon the validity of the preferred stock, warrants and new notes to be issued in the exchange offer and the common stock underlying the preferred stock and warrants.

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  Indemnification of directors and officers.

         Under the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the person's past or present service as a director, officer, employee, or agent of the corporation or of the person's past or present service, at the corporation's request, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. Under the Delaware Law, a corporation may indemnify such persons against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement that are actually and reasonably incurred by that person in connection with such action. The Delaware Law provides, however, that such person must have acted in good faith and in a manner that such person reasonably believed to be in (or not opposed to) the corporation's best interests. In respect of any criminal action or proceeding, an indemnifiable person must have no reasonable cause to believe such conduct to be unlawful. In addition, the Delaware Law permits no indemnification in any action by or in the right of the corporation where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for such costs the court deems proper in spite of liability adjudication.

         The sections of the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws relating to indemnification of directors and officers provide for mandatory indemnification of directors and officers on generally the same terms as permitted by the Delaware Law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      Exhibits

EXHIBIT NO.     DESCRIPTION OF EXHIBIT
-----------     ----------------------

3(a) Restated Certificate of Incorporation of ICF Kaiser International, Inc. (restated through June 26, 1993) (Incorporated by reference to Exhibit No. 3(a) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1 993)

3(b)            Amended and Restated By-laws of ICF Kaiser International, Inc.
                (as amended through June 23, 1995) (Incorporated by reference to Exhibit No. 3(b) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1995 filed with the Commission on October 13, 1995)

4(a) Indenture dated as of January 11, 1994, between ICF Kaiser International, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit No. 4(a) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1994 filed with the Commission on January 14,
                1994)

4(a)(1) First Supplemental Indenture dated as of February 17, 1995 (Incorporated by reference to Exhibit No. 4(a)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1995 filed with the Commission on May 23, 1995)

4(a)(2) Second Supplemental Indenture dated September 1, 1995 (Incorporated by reference to Exhibit No. 4(a)(2) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

4(a)(3) Third Supplemental Indenture dated October 20, 1995 (Incorporated by reference to Exhibit No. 4(a)(3) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

4(a)(4) Fourth Supplemental Indenture dated as of March 8, 1996 (Incorporated by reference to Exhibit No. 4(a)(4) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

4(a)(5) Fifth Supplemental Indenture dated as of June 24, 1996 (Incorporated by reference to Exhibit No. 4(a)(5) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

4(a)(6) Sixth Supplemental Indenture dated as of December 3, 1997 (Incorporated by reference to Exhibit No. 4(a)(6) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

4(a)(7) Seventh Supplemental Indenture dated as of August 13, 1998 (Incorporated by reference to Exhibit No. 4(a)(7) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1997 filed with the Commission on November 16,
                1998)

4(a)(8) Eighth Supplemental Indenture dated as of April 9, 1999 (Incorporated by reference to Exhibit No. 4(a)(8) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the first quarter of fiscal 1999 filed with the Commission on May 17,
                1999)

**4(a)(9)       Amended and Restated Indenture with respect to the 12% Senior
                Subordinated Notes due 2003

4(b) Form of 12% Senior Subordinated Note due 2003 (Incorporated by reference to Exhibit No. 4(b) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1994 filed with the Commission on January 14, 1994)

4(c) Rights Agreement, dated as of January 13, 1992, between ICF Kaiser International, Inc. and Office of the Secretary, ICF Kaiser International, Inc. as Rights Agent, including (1) Form of Certificate of Designations of Series 4 Junior Preferred Stock; (2) Form of Rights Certificate; and (3) Summary of Rights to Purchase Preferred Stock (Incorporated by reference to Exhibit No. 4(h) to Quarterly Report on Form 10-Q (Registrant No. 0-18025) for the third quarter of fiscal 1992 filed with the Commission on January 14, 1992)

4(d) Indenture dated as of December 23, 1996, between ICF Kaiser International, Inc. and The Bank of New York, as Trustee, including Guarantees, dated December 23, 1996, by each of the Subsidiary Guarantors (Incorporated by reference to Exhibit No. 4(g) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(d)(1) First Supplemental Indenture dated as of December 3, 1997 (Incorporated by reference to Exhibit No. 4(a)(6) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

4(d)(2) Second Supplemental Indenture dated as of August 13, 1998 (Incorporated by reference to Exhibit No. 4(g)(2) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1997 filed with the Commission on November 16,
                1998)

4(d)(3) Third Supplemental Indenture dated as of April 9, 1999 (Incorporated by reference to Exhibit 4(f)(3) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the first quarter of fiscal 1999 filed with the Commission on May 17,
                1999)

4(e) Form of 12% Senior Note due 2003, Series B (Incorporated by reference to Exhibit No. 4(g) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the first quarter of fiscal 1999 filed with the Commission on May 17, 1999)

4(f) Warrant Agreement dated as of December 23, 1996, between ICF Kaiser International, Inc. and The Bank of New York, as Warrant Agent (Incorporated by reference to Exhibit No. 4(j) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(g) Form of Warrant expiring December 31, 1999 issued under Warrant Agreement dated as of December 23, 1996 (Incorporated by reference to Exhibit No. 4(k) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(h) Form of Certificate of Designation regarding Redeemable Convertible Preferred Stock that is registered by and issuable in exchange offer described in this registration statement

4(i) Form of Warrant Agreement regarding warrants registered by and issuable in exchange offer described in this registration statement, including the form of warrant certificate

**4(j) Form of Indenture regarding 12% Senior Notes due 2002 registered by and issuable in exchange offer described in this registration statement, including the form of senior note

**5 Opinion of Squire, Sanders & Dempsey L.L.P. regarding securities being registered

**8 Opinion of Squire, Sanders & Dempsey L.L.P. regarding tax consequences

10(a) Loan and Security Agreement dated as of December 18, 1998, with Madeleine L.L.C. as agent (Incorporated by reference to Exhibit No. 10(a) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(b) ICF Kaiser International, Inc. Employee Stock Ownership Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(c) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15,
                1993)

10(b)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(l)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal 1995 filed with the Commission on May 23, 1995)

10(b)(2) Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(b)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

10(b)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(b)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

10(c) Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Employee Stock Ownership Plan (Incorporated by reference to Exhibit No. 10(c) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

10(d) ICF Kaiser International, Inc. Retirement Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(d) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(d)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(d)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on May 23,
                1995)

10(d)(2) Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(d)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

10(d)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(d)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

10(e) Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Retirement Plan (Incorporated by reference to Exhibit No. 10(e) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

10(f) Consolidated, Amended and Restated Deed of Lease Agreement between HMCE Associates Limited Partnership R.L.L.P. (as Landlord) and ICF Kaiser Hunters Branch Leasing, Inc. (as Tenant), dated November 12, 1997, for the lease of the Registrant's headquarters in Fairfax, Virginia known as Hunters Branch--Phase I (Incorporated by reference to Exhibit No. 10(g) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(g) Consolidated, Amended and Restated Deed of Lease Agreement between HMCE Associates Limited Partnership R.L.L.P. (as Landlord) and ICF Kaiser Hunters Branch Leasing, Inc. (as Tenant), dated November 12, 1997, for the lease of space in the building adjacent to the Registrant's headquarters in Fairfax, Virginia known as Hunters Branch--Phase II (Incorporated by reference to Exhibit No. 10(h) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
                1997)

10(h) Contribution Agreement by and among HMCE Associates Limited Partnership R.L.L.P.; ICF Kaiser Hunters Branch Leasing, Inc.; and IFA Nutley Partners, LLC dated November 3, 1997 (Incorporated by reference to Exhibit No. 10(i) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(i) ICF Kaiser International, Inc. Stock Incentive Plan (as amended and restated through March 1, 1996) (Incorporated by reference to Exhibit No. 10(j) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(j) Contract (#DE-AC3495RF00825) between Kaiser-Hill Company, LLC, a subsidiary of the Corporation, and the U.S. Department of Energy dated as of April 4, 1995 (IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT NO. 10(j) WAS FILED IN PAPER ON MAY 23, 1995, ON FORM SE PURSUANT TO A CONTINUING HARDSHIP EXEMPTION and is incorporated herein by reference thereto)

10(j)(1) Modifications 1 to 40 to Contract #DE-AC3495RF00825 (Incorporated by reference to Exhibit No. 10(p)(l) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(j)(2) Modifications 42 to 46 to Contract #DE-AC3495RF00825 (Modification 41 not received) (Incorporated by reference to Exhibit No. 10(p)(2) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(j)(3) Modifications 47 to 81 to Contract #DE-AC3495RF00825 (Modifications 72 and 78 not received) (Incorporated by reference to Exhibit No. 10(j)(3) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15,
                1999)

10(k) ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(k)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(p)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal 1995 filed with the Commission on May 23, 1995)

10(k)(2) Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

10(k)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(q)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

10(l) Trust Agreement with Vanguard Fiduciary Trust Company dated as of March 1, 1989, for the ICF Kaiser International, Inc. Section 401(k) Plan (Incorporated by reference to Exhibit No. 28(b) to Registration Statement on Form S-8 Registration No. 33-51460 filed with the Commission on August 31, 1992)

Exhibit No. 10--Material Contracts (management contracts, compensatory plans, or arrangements)

10(aa) Agreement dated as of May 19, 1997 with James O. Edwards, Chairman and Chief Executive Officer of the Registrant (Incorporated by reference to Exhibit No. 10(ll) to Quarterly Report on Form 10-Q (Registrant No. 1- 12248) for the second quarter of fiscal 1997 filed with the Commission on August 14,
                1997)

10(aa)(1)       Agreement dated as of November 6, 1998, terminating Mr. Edwards'
                employment agreement (Incorporated by reference to Exhibit No.
                10(aa)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
                filed with the Commission on April 15, 1999)

10(bb) ICF Kaiser International, Inc. 1998 Compensation (IC) Plan for Senior Executives (adopted by the Board of Directors on February 27, 1998) (Incorporated by reference to Exhibit No. 10(bb) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(cc) ICF Kaiser International, Inc. Non-employee Director Stock Option Plan (as amended and restated as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(bb) to

                Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(dd) Agreement dated as of May 19, 1997 with Marc Tipermas, President and Chief Operating Officer of the Registrant (Incorporated by reference to Exhibit No. 10(mm) to Quarterly Report on Form 10-Q (Registrant No. 1- 12248) for the second quarter of fiscal 1997 filed with the Commission on August 14, 1997)

10(dd)(1)       Agreement dated as of August 7, 1998, terminating Dr. Tipermas'
                employment agreement (Incorporated by reference to Exhibit No.
                10(dd)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
                filed with the Commission on April 15, 1999)

10(ee) ICF Kaiser International, Inc. Senior Executive Officers Severance Plan as approved by the Compensation Committee of the Board of Directors on April 4, 1994, and adopted by the Board of Directors on May 5, 1994, as further amended through May 1, 1997 (Incorporated by reference to Exhibit No. 10(ee) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(ff) Employment Agreement with Thomas P. Grumbly, Executive Vice President of the Registrant, effective as of April 7, 1997 (Incorporated by reference to Exhibit No. 10(ff) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(ff)(1)       Letter dated March 15,1999, amending Mr. Grumbly's employment agreement (Incorporated by reference to Exhibit No. 10(ff)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(gg) ICF Kaiser International, Inc. Consultants, Agents and Part-Time Employees Stock Plan dated as of June 23, 1995 (Incorporated by reference to Exhibit No. 99 to Registration Statement on Form S-8 Registration No. 33-60665 filed with the Commission on June 28, 1995)

10(hh) ICF Kaiser International, Inc. Stock Incentive Plan (as amended and restated through March 1, 1996) (Incorporated by reference to Exhibit No. 10(j) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(ii) Amended Employment Agreement dated as of December 1, 1996, with David Watson, Executive Vice President and President, ICF Kaiser Engineers and Constructors Group of the Registrant (Incorporated by reference to Exhibit No. 10(kk) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
                1997)

10(ii)(1)       Agreement and Mutual Release dated August 17, 1998, terminating
                Mr. Watson's employment agreement (Incorporated by reference to Exhibit No. 10(ii)(1) to Annual Report on Form 10-K (Registrant
                No. 1-12248) filed with the Commission on April 15, 1999)

10(jj)          Intentionally Omitted

10(kk) Employment Agreement with Michael F. Gaffney, Executive Vice President of the Registrant, effective as of January 1, 1997 (Incorporated by reference to Exhibit No. 10(kk) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

10(kk)(1)       Agreement dated March 8, 1999, terminating Mr. Gaffney's
                employment agreement (Incorporated by reference to Exhibit No.
                10(kk)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
                filed with the Commission on April 15, 1999)

10(ll) Letter Agreement with Cowen Incorporated and Jarrod M. Cohen, dated as of March 13, 1998 (Incorporated by reference to Exhibit No. 10(ll) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998) (Incorporated by reference to Exhibit No. 10(mm) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(mm) ICF Kaiser International, Inc. Non-employee Directors Compensation and Phantom Stock Plan as adopted by the Board of Directors on February 28, 1997, with an effective date of March 1, 1997 (Incorporated by reference to Exhibit No. 10(mm) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(nn)          Letter Agreement with Tennenbaum & Co., L.L.C. and Michael E.
                Tennenbaum, dated as of March 13, 1998 (Incorporated by reference to Exhibit No. 10(nn) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

10(oo) Employment Agreement with Keith M. Price, President and Chief Executive Officer of the Registrant, effective as of August 27, 1998 (Incorporated by reference to Exhibit No. 10(oo) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of 1998 filed with the Commission on November 16,
                1998)

10(oo)(1)       Terms of Promotion for Mr. Price effective as of November 4,
                1998 (Incorporated by reference to Exhibit No. 10(oo)(1) to
                Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

*10(oo)(2)      Agreement dated April 27, 1999, terminating Mr. Price's
                employment agreement

*10(pp) Employment Agreement with James J. Maiwurm, President and Chief Executive Officer of the Registrant, effective as of June 1, 1999

*10(qq) Employment Agreement with S. Robert Cochran, Executive Vice President and President, North America of the Registrant, effective as of June 1, 1999

*10(rr) Employment Agreement with Timothy P. O'Connor, Executive Vice President and Chief Financial Officer of the Registrant, effective as of June 1, 1999

*10(ss) Employment Agreement with Richard A. Leupen, Executive Vice President and President, International of the Registrant, effective as of June 1, 1999.

*12 Statement regarding computation of ratio of earnings to fixed charges

*21             Consolidated subsidiaries of the Registrant as of July 9, 1999

**23(a) Consent of Squire, Sanders & Dempsey L.L.P. (included in opinions filed as Exhibits 5 and 8)

23(b)           Consent of PricewaterhouseCoopers LLP

24 Power of Attorney (included as part of the signature page to this Form S-4 Registration Statement)

**25            Statement of Eligibility and Qualification on Form T-1 of
                Trustee

99 Form of Letter of Transmittal and Consent Form and related documents for the 12% Senior Subordinated Notes due 2003


-------------
*   Previously filed.
**  To be filed by amendment.




ITEM 22.  UNDERTAKINGS

         (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 23(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         (5) The undersigned registrant hereby undertakes:

             (a) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

                       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

                       (iii) To include any material information with respect to
                  the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                  (b) That for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

         Pursuant to the requirements of the 1933 Act, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfax, Virginia on September 24, 1999.

                                       ICF KAISER INTERNATIONAL, INC.

                                       By:  /s/ James J. Maiwurm
                                            -------------------------------
                                       Name:  James J. Maiwurm
                                       Title:  Chairman, President and
                                               Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement on Form S-4 has been signed below by the following persons in the capacities and on the dates indicated.

                               (1)  Principal executive officer

Date:   September 24, 1999             By /s/ James J. Maiwurm
                                          ------------------------------------
                                                    James J. Maiwurm
                                              Chairman, President and Chief
                                                    Executive Officer

                               (2)  Principal financial and accounting officer

Date:   September 24, 1999                By /s/ Timothy P. O'Connor
                                             -----------------------------------
                                                      Timothy P. O'Connor
                                                 Executive Vice President and
                                                    Chief Financial Officer

                               (3)  The Board of Directors

Date:   September 24, 1999                By               *
                                             -----------------------------------
                                                          Tony Coelho
                                                           Director

Date:   September 24, 1999                By               *
                                             -----------------------------------
                                                        Jarrod M. Cohen
                                                           Director

Date:   September 24, 1999                By               *
                                             -----------------------------------
                                                       James O. Edwards
                                                           Director

Date:   September __, 1999                By
                                             -----------------------------------
                                                       Thomas C. Jorling
                                                           Director

Date:   September 24, 1999                By               *
                                             -----------------------------------
                                                       James J. Maiwurm
                                                           Director

Date:   September __, 1999                By
                                             -----------------------------------
                                                       Hazel R. O'Leary
                                                           Director

Date:   September 24, 1999                By               *
                                             -----------------------------------
                                                        Keith M. Price
                                                           Director

Date:   September 24, 1999                By               *
                                             -----------------------------------
                                                        James T. Rhodes
                                                           Director

Date:   September 24, 1999                By               *
                                             -----------------------------------
                                                     Michael E. Tennenbaum
                                                           Director



*  By: /s/  James J. Maiwurm
       -------------------------
         Attorney-in-Fact

                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION OF EXHIBIT
-----------     ----------------------

3(a) Restated Certificate of Incorporation of ICF Kaiser International, Inc. (restated through June 26, 1993) (Incorporated by reference to Exhibit No. 3(a) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15,
                1993)

3(b)            Amended and Restated By-laws of ICF Kaiser International, Inc.
                (as amended through June 23, 1995) (Incorporated by reference to Exhibit No. 3(b) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1995 filed with the Commission on October 13, 1995)

4(a) Indenture dated as of January 11, 1994, between ICF Kaiser International, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit No. 4(a) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1994 filed with the Commission on January 14,
                1994)

4(a)(1) First Supplemental Indenture dated as of February 17, 1995 (Incorporated by reference to Exhibit No. 4(a)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1995 filed with the Commission on May 23, 1995)

4(a)(2) Second Supplemental Indenture dated September 1, 1995 (Incorporated by reference to Exhibit No. 4(a)(2) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

4(a)(3) Third Supplemental Indenture dated October 20, 1995 (Incorporated by reference to Exhibit No. 4(a)(3) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

4(a)(4) Fourth Supplemental Indenture dated as of March 8, 1996 (Incorporated by reference to Exhibit No. 4(a)(4) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

4(a)(5) Fifth Supplemental Indenture dated as of June 24, 1996 (Incorporated by reference to Exhibit No. 4(a)(5) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

4(a)(6) Sixth Supplemental Indenture dated as of December 3, 1997 (Incorporated by reference to Exhibit No. 4(a)(6) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

4(a)(7) Seventh Supplemental Indenture dated as of August 13, 1998 (Incorporated by reference to Exhibit No. 4(a)(7) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1997 filed with the Commission on November 16,
                1998)

4(a)(8) Eighth Supplemental Indenture dated as of April 9, 1999 (Incorporated by reference to Exhibit 4(a)(8) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the first quarter of fiscal 1999 filed with the Commission on May 17,
                1999)

**4(a)(9)       Amended and Restated Indenture with respect to the 12% Senior
                Subordinated Notes due 2003

4(b) Form of 12% Senior Subordinated Note due 2003 (Incorporated by reference to Exhibit No. 4(b) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1994 filed with the Commission on January 14, 1994)

4(c) Rights Agreement, dated as of January 13, 1992, between ICF Kaiser International, Inc. and Office of the Secretary, ICF Kaiser International, Inc. as Rights Agent, including (1) Form of Certificate of Designations of Series 4 Junior Preferred Stock; (2) Form of Rights Certificate; and (3) Summary of Rights to Purchase Preferred Stock (Incorporated by reference to Exhibit No. 4(h) to Quarterly Report on Form 10-Q (Registrant No. 0-18025) for the third quarter of fiscal 1992 filed with the Commission on January 14, 1992)

4(d) Indenture dated as of December 23, 1996, between ICF Kaiser International, Inc. and The Bank of New York, as Trustee, including Guarantees, dated December 23, 1996, by each of the Subsidiary Guarantors (Incorporated by reference to Exhibit No. 4(g) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(d)(1) First Supplemental Indenture dated as of December 3, 1997 (Incorporated by reference to Exhibit No. 4(a)(6) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

4(d)(2) Second Supplemental Indenture dated as of August 13, 1998 (Incorporated by reference to Exhibit No. 4(g)(2) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1997 filed with the Commission on November 16,
                1998)

4(d)(3) Third Supplemental Indenture dated as of April 9, 1999 (Incorporated by reference to Exhibit 4(f)(3) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the first quarter of fiscal 1999 filed with the Commission on May 17,
                1999)

4(e) Form of 12% Senior Note due 2003, Series B (Incorporated by reference to Exhibit No. 4(g) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the first quarter of fiscal 1999 filed with the Commission on May 17, 1999)

4(f) Warrant Agreement dated as of December 23, 1996, between ICF Kaiser International, Inc. and The Bank of New York, as Warrant Agent (Incorporated by reference to Exhibit No. 4(j) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(g) Form of Warrant expiring December 31, 1999 issued under Warrant Agreement dated as of December 23, 1996 (Incorporated by reference to Exhibit No. 4(k) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(h) Form of Certificate of Designation regarding Redeemable Convertible Preferred Stock that is registered by and issuable in exchange offer described in this registration statement

4(i) Form of Warrant Agreement regarding warrants registered by and issuable in exchange offer described in this registration statement, including the form of warrant certificate

**4(j) Form of Indenture regarding 12% Senior Notes due 2002 registered by and issuable in exchange offer described in this registration statement, including the form of senior note

**5 Opinion of Squire, Sanders & Dempsey L.L.P. regarding securities being registered

**8 Opinion of Squire, Sanders & Dempsey L.L.P. regarding tax consequences

10(a) Loan and Security Agreement dated as of December 18, 1998, with Madeleine L.L.C. as agent (Incorporated by reference to Exhibit No. 10(a) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(b) ICF Kaiser International, Inc. Employee Stock Ownership Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(c) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15,
                1993)

10(b)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(l)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal 1995 filed with the Commission on May 23, 1995)

10(b)(2) Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(b)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

10(b)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(b)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

10(c) Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Employee Stock Ownership Plan (Incorporated by reference to Exhibit No. 10(c) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

10(d) ICF Kaiser International, Inc. Retirement Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(d) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(d)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(d)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on May 23,
                1995)

10(d)(2) Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(d)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

10(d)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(d)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

10(e) Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Retirement Plan (Incorporated by reference to Exhibit No. 10(e) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

10(f) Consolidated, Amended and Restated Deed of Lease Agreement between HMCE Associates Limited Partnership R.L.L.P. (as Landlord) and ICF Kaiser Hunters Branch Leasing, Inc. (as Tenant), dated November 12, 1997, for the lease of the Registrant's headquarters in Fairfax, Virginia known as Hunters Branch--Phase I (Incorporated by reference to Exhibit No. 10(g) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
                1997)

10(g) Consolidated, Amended and Restated Deed of Lease Agreement between HMCE Associates Limited Partnership R.L.L.P. (as Landlord) and ICF Kaiser Hunters Branch Leasing, Inc. (as Tenant), dated November 12, 1997, for the lease of space in the building adjacent to the Registrant's headquarters in Fairfax, Virginia known as Hunters Branch--Phase II (Incorporated by reference to Exhibit No. 10(h) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
                1997)

10(h) Contribution Agreement by and among HMCE Associates Limited Partnership R.L.L.P.; ICF Kaiser Hunters Branch Leasing, Inc.; and IFA Nutley Partners, LLC dated November 3, 1997 (Incorporated by reference to Exhibit No. 10(i) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(i) ICF Kaiser International, Inc. Stock Incentive Plan (as amended and restated through March 1, 1996) (Incorporated by reference to Exhibit No. 10(j) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(j) Contract (#DE-AC3495RF00825) between Kaiser-Hill Company, LLC, a subsidiary of the Corporation, and the U.S. Department of Energy dated as of April 4, 1995 (IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT NO. 10(j) WAS FILED IN PAPER ON MAY 23, 1995, ON FORM SE PURSUANT TO A CONTINUING HARDSHIP EXEMPTION and is incorporated herein by reference thereto)

10(j)(1) Modifications 1 to 40 to Contract #DE-AC3495RF00825 (Incorporated by reference to Exhibit No. 10(p)(l) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(j)(2) Modifications 42 to 46 to Contract #DE-AC3495RF00825 (Modification 41 not received) (Incorporated by reference to Exhibit No. 10(p)(2) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(j)(3) Modifications 47 to 81 to Contract #DE-AC3495RF00825 (Modifications 72 and 78 not received) (Incorporated by reference to Exhibit No. 10(j)(3) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15,
                1999)

10(k) ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(k)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(p)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal 1995 filed with the Commission on May 23, 1995)

10(k)(2) Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

10(k)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(q)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

10(l) Trust Agreement with Vanguard Fiduciary Trust Company dated as of March 1, 1989, for the ICF Kaiser International, Inc. Section 401(k) Plan (Incorporated by reference to Exhibit No. 28(b) to Registration Statement on Form S-8 Registration No. 33-51460 filed with the Commission on August 31, 1992)

Exhibit No. 10--Material Contracts (management contracts, compensatory plans, or arrangements)

10(aa) Agreement dated as of May 19, 1997 with James O. Edwards, Chairman and Chief Executive Officer of the Registrant (Incorporated by reference to Exhibit No. 10(ll) to Quarterly Report on Form 10-Q (Registrant No. 1- 12248) for the second quarter of fiscal 1997 filed with the Commission on August 14,
                1997)

10(aa)(1)       Agreement dated as of November 6, 1998, terminating Mr. Edwards'
                employment agreement (Incorporated by reference to Exhibit No.
                10(aa)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
                filed with the Commission on April 15, 1999)

10(bb) ICF Kaiser International, Inc. 1998 Compensation (IC) Plan for Senior Executives (adopted by the Board of Directors on February 27, 1998) (Incorporated by reference to Exhibit No. 10(bb) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(cc) ICF Kaiser International, Inc. Non-employee Director Stock Option Plan (as amended and restated as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(bb) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15,
                1993)

10(dd) Agreement dated as of May 19, 1997 with Marc Tipermas, President and Chief Operating Officer of the Registrant (Incorporated by reference to Exhibit No. 10(mm) to Quarterly Report on Form 10-Q (Registrant No. 1- 12248) for the second quarter of fiscal 1997 filed with the Commission on August 14, 1997)

10(dd)(1)       Agreement dated as of August 7, 1998, terminating Dr. Tipermas'
                employment agreement (Incorporated by reference to Exhibit No.
                10(dd)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
                filed with the Commission on April 15, 1999)

10(ee)           ICF Kaiser International, Inc. Senior Executive Officers
                Severance Plan as approved by the Compensation Committee of the Board of Directors on April 4, 1994, and adopted by the Board of Directors on May 5, 1994, as further amended through May 1, 1997 (Incorporated by reference to Exhibit No. 10(ee) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(ff) Employment Agreement with Thomas P. Grumbly, Executive Vice President of the Registrant, effective as of April 7, 1997 (Incorporated by reference to Exhibit No. 10(ff) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(ff)(1)       Letter dated March 15,1999, amending Mr. Grumbly's employment agreement (Incorporated by reference to Exhibit No. 10(ff)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(gg) ICF Kaiser International, Inc. Consultants, Agents and Part-Time Employees Stock Plan dated as of June 23, 1995 (Incorporated by reference to Exhibit No. 99 to Registration

                Statement on Form S-8 Registration No. 33-60665 filed with the Commission on June 28, 1995)

10(hh) ICF Kaiser International, Inc. Stock Incentive Plan (as amended and restated through March 1, 1996) (Incorporated by reference to Exhibit No. 10(j) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(ii) Amended Employment Agreement dated as of December 1, 1996, with David Watson, Executive Vice President and President, ICF Kaiser Engineers and Constructors Group of the Registrant (Incorporated by reference to Exhibit No. 10(kk) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
                1997)

10(ii)(1)       Agreement and Mutual Release dated August 17, 1998, terminating
                Mr. Watson's employment agreement (Incorporated by reference to Exhibit No. 10(ii)(1) to Annual Report on Form 10-K (Registrant
                No. 1-12248) filed with the Commission on April 15, 1999)

10(jj)          Intentionally Omitted

10(kk) Employment Agreement with Michael F. Gaffney, Executive Vice President of the Registrant, effective as of January 1, 1997 (Incorporated by reference to Exhibit No. 10(kk) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

10(kk)(1)       Agreement dated March 8, 1999, terminating Mr. Gaffney's
                employment agreement (Incorporated by reference to Exhibit No.
                10(kk)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
                filed with the Commission on April 15, 1999)

10(ll) Letter Agreement with Cowen Incorporated and Jarrod M. Cohen, dated as of March 13, 1998 (Incorporated by reference to Exhibit No. 10(ll) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998) (Incorporated by reference to Exhibit No. 10(mm) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(mm) ICF Kaiser International, Inc. Non-employee Directors Compensation and Phantom Stock Plan as adopted by the Board of Directors on February 28, 1997, with an effective date of March 1, 1997 (Incorporated by reference to Exhibit No. 10(mm) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(nn)          Letter Agreement with Tennenbaum & Co., L.L.C. and Michael E.
                Tennenbaum, dated as of March 13, 1998 (Incorporated by reference to Exhibit No. 10(nn) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

10(oo) Employment Agreement with Keith M. Price, President and Chief Executive Officer of the Registrant, effective as of August 27, 1998 (Incorporated by reference to Exhibit No. 10(oo) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of 1998 filed with the Commission on November 16,
                1998)

10(oo)(1)       Terms of Promotion for Mr. Price effective as of November 4,
                1998 (Incorporated by reference to Exhibit No. 10(oo)(1) to
                Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

*10(oo)(2)      Agreement dated April 27, 1999, terminating Mr. Price's
                employment agreement

*10(pp) Employment Agreement with James J. Maiwurm, President and Chief Executive Officer of the Registrant, effective as of June 1, 1999

*10(qq) Employment Agreement with S. Robert Cochran, Executive Vice President and President, North America of the Registrant, effective as of June 1, 1999

*10(rr) Employment Agreement with Timothy P. O'Connor, Executive Vice President and Chief Financial Officer of the Registrant, effective as of June 1, 1999

*10(ss)         Employment Agreement with Richard A. Leupen,
                Executive Vice President and President,
                International of the Registrant, effective as of June 1, 1999.

*12 Statement regarding computation of ratio of earnings to fixed charges

*21             Consolidated subsidiaries of the Registrant as of July 9, 1999

**23(a) Consent of Squire, Sanders & Dempsey L.L.P. (included in opinions filed as Exhibits 5 and 8)

23(b)           Consent of PricewaterhouseCoopers LLP

24 Power of Attorney (included as part of the signature page to this Form S-4 Registration Statement)

**25            Statement of Eligibility and Qualification on Form T-1 of
                Trustee

99 Form of Letter of Transmittal and Consent Form and related documents for the 12% Senior Subordinated Notes due 2003



--------------
*   Previously filed.
**  To be filed by amendment.